                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 20-F

        REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Commission file number _____

                              VIVENTIA BIOTECH INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 Ontario, Canada
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                        10 Four Seasons Place, Suite 501,
                        Toronto, Ontario, Canada M9B 6H7
                   (ADDRESSES OF PRINCIPAL EXECUTIVE OFFICES)

              Securities registered or to be registered pursuant to
                            Section 12(b) of the Act:

      TITLE OF EACH CLASS:      NAME OF EACH EXCHANGE ON WHICH TO BE REGISTERED:

Common Shares Without Par Value              American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes [ ] No [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

                                                                                                         PAGE
FORWARD-LOOKING INFORMATION..........................................................................      1

TERMS OF REFERENCE...................................................................................      3

PART I...............................................................................................      6

     Item 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..................................      6

     Item 2:  OFFER STATISTICS AND EXPECTED TIMETABLE................................................      7

     Item 3:  KEY INFORMATION........................................................................      7

     Item 4:  INFORMATION ON THE CORPORATION.........................................................     25

     Item 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS...........................................     43

     Item 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................................     56

     Item 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS......................................     66

     Item 8:  FINANCIAL INFORMATION..................................................................     69

     Item 9:  THE OFFER AND LISTING..................................................................     70

     Item 10: ADDITIONAL INFORMATION.................................................................     71

     Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.............................     84

     Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.................................     84

PART II..............................................................................................     85

PART III.............................................................................................     86

     Item 13: FINANCIAL STATEMENTS...................................................................     86

     Item 14: FINANCIAL STATEMENTS...................................................................     86

     Item 15: EXHIBITS...............................................................................     86

EXHIBIT INDEX........................................................................................     38

                           FORWARD-LOOKING INFORMATION

This registration statement contains forward-looking statements. In some cases, you can identify forward looking statements by words such as "anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current views and expectations concerning future results and events. These statements include, without limitation, statements regarding:

      - the therapeutic potential of Proxinium(TM) for the treatment of head and neck cancer and bladder cancer;

      - our estimates regarding the progress of clinical and pre-clinical trials for our product candidates;

      - our estimates regarding our capital requirements and additional financing needs;

      - our intention to apply to list our common shares on the American Stock Exchange and our estimates regarding the completion of our intended listing;

      - our estimates of the size of the market for our products and the eventual rate and degree of market acceptance of our products;

      - the success of our integrated technology platforms in identifying product candidates and reducing development timelines from industry averages;

      - the success of pre-clinical studies and the receipt of regulatory approvals to commence clinical trials in humans;

      - our estimates of the aggregate amount of milestone payments we may be required to pay under our license agreements;

      - our ability to manufacture pre-clinical and clinical batches of our product candidates, and if any of our product candidates are approved for sale, our ability to retain or acquire commercial production capacity;

      - our ability to enter into strategic partnerships in respect of the commercial development, sales and marketing of our product candidates;

      - the success of other competing technologies that may become available; and

      -     our ability to raise additional finances.

These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have included important factors in the cautionary statements included in this registration statement, particularly in the section entitled "Risk Factors", that we believe could cause actual results or events to differ materially from the forward-looking statements that we make.

These risks should be carefully considered and readers should not place undue reliance on our forward-looking statements. Like the forward-looking statements we make, statements in this registration statement by third parties that are forward-looking involve assumptions and limitations and you are cautioned not to give undue weight to such third party statements.

Our statements of "belief" in respect of our product candidates are based primarily upon our results derived to date from our pre-clinical research and development, our research and development program with animals, and, in the case of our lead product candidate Proxinium(TM) for the treatment of head and neck cancer, our results from our Phase I clinical trials in Russia and our preliminary results from our Phase I clinical trials in Brazil. We believe we have a reasonable scientific basis to expect these particular anticipated results to occur. It is not possible, however, to predict, based upon studies in vitro and animal studies, whether a new therapeutic agent will be proved to be safe and/or effective in humans. We cannot assure you that the particular results expected by us will occur. These forward-looking statements reflect our view only as of the date of this registration statement.

Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this registration statement, as amended and/or supplemented, or to conform these statements to actual results or to changes in our expectations.

You should rely only on the information contained in this registration statement and then only to the extent qualified by the risk factors and other qualifiers contained herein. We have not authorized anyone to provide you with information different from that contained in this registration statement.

                               TERMS OF REFERENCE

The information set forth in this registration statement is as of January 1, 2005, unless another date is indicated. All references to dollars are expressed in Canadian funds, unless otherwise indicated. References in this registration statement to "Viventia", "us", "we" or "our" mean Viventia Biotech Inc., unless otherwise specified or the context otherwise requires. References in this registration statement to "United States" or "U.S." means the United States of America.

AT A SPECIAL MEETING OF SHAREHOLDERS HELD ON MAY 7, 2004, OUR SHAREHOLDERS APPROVED A SPECIAL RESOLUTION AUTHORIZING THE CONSOLIDATION OF OUR ISSUED AND OUTSTANDING COMMON SHARES ON A TEN (10) OLD FOR ONE (1) NEW COMMON SHARE BASIS. ON MAY 12, 2004, OUR COMMON SHARES BEGAN TRADING ON A CONSOLIDATED BASIS ON THE TSX. UNLESS OTHERWISE INDICATED, AND OTHER THAN IN CERTAIN CASES IN THE DISCLOSURE UNDER THE HEADING "THE OFFER AND LISTING -PRICE HISTORY" AND "ADDITIONAL INFORMATION -SHARE CAPITAL" IN THIS REGISTRATION STATEMENT, ALL REFERENCES IN THIS REGISTRATION STATEMENT TO THE NUMBER OF OUR OUTSTANDING COMMON SHARES, ANY DISCLOSURE THAT IS DEPENDENT ON THE NUMBER OF OUR OUTSTANDING COMMON SHARES, AND REFERENCES TO THE NUMBER OF SECURITIES HELD BY ANY OF OUR SHAREHOLDERS, PRESENT THE INFORMATION IN RESPECT OF OUR COMMON SHARES ON A POST-CONSOLIDATION BASIS.

Our trademarks Hybridomics(TM), ImmunoMine(TM), and Armed Antibodies(TM) have been registered in Canada and are pending or have been allowed in the United States. Our trademark UnLock(TM), has been registered in Canada and Germany and the application is pending in the United States. The Viventia logo has been registered in Canada as well as in Australia and Germany and application is pending in the United States. Our trademark Viventia(TM) has been registered in Canada, Australia, the European Union and the United States. We have made an application to register the trademark "Proxinium(TM)" in Canada, the United States and the European Union in respect of our lead product candidate. All other trademarks or service marks appearing in this registration statement are the trademarks or service marks of the entity that owns them.

                       GLOSSARY OF TERMS AND PROPER NAMES

This glossary contains general terms used in the discussion of the biopharmaceutical industry, as well as specific technical terms used in the descriptions of our technology and business.

antibody                            A protein molecule produced by B-cells of the immune system in response to a specific target (e.g. an antigen). All antibody molecules share in common the ability to combine with its specific antigen in a lock-and-key fashion.

antigen                             A molecule that elicits an immune B-cell response in the body. The most common antigens are proteins and polysaccharides.

B-cells                             Immune cells that produce antibodies when they are exposed to antigens.

biologic                            Any antibody, protein, virus, therapeutic serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product or analogous product for prevention, treatment or cure of diseases or injuries of humans, including its use as an aid in the diagnosis of evaluation of susceptibility or immunity.

biopharmaceutical                   A chemical or biological product made by, or with the help of, a living organism, and which affects living processes such as cell growth, metabolism, and division.

cancer                              The uncontrolled growth of cells in the body resulting from multiple errors in the processes controlling cell growth, replication and function. Cancers arise from specific tissues in the body, and often duplicate some of the features of those tissues, but in a disorganized and chaotic manner.

cGMP or current good                A standard set of operating guidelines under which a manufacturing facility
manufacturing practice              functions such that every step in the testing and manufacturing process of a drug is documented and monitored.

chimeric                            Comprising of cells of two or more distinct genomes (e.g. mouse and human).

clinical trials                     A carefully designed series of ethical experiments aimed at establishing the safety and efficacy of a drug or other substance designed to treat human disease. A typical therapeutic molecule must pass through three phases of trials prior to receiving regulatory approval Phase I (safety), Phase II
                                    (initial efficacy), and Phase III (large-scale efficacy).

cytotoxic                           Detrimental or destructive to cells.

fermentation suite                  A classified clean room within the manufacturing facility where the cell culture system synthesizes a specific antibody or protein.

HAMA response or "human             Human antibodies produced during an immune response against transplanted
anti-mouse antibody" response       mouse antibodies, which can lead to the immune rejection of the mouse antibody.

human antibody                      A monoclonal antibody derived from the human immune system.

human immune system                 A network of cells, signal and effector molecules that are primarily responsible for defending the organism against foreign substances (e.g.
                                    bacteria, viruses). Theimmune system is capable of recognizing a wide diversity of foreign antigens and possesses memory against specific antigens which it previously has encountered (e.g. vaccination).

hybridoma                           An immortalized cell culture that produces a single antibody (e.g. a monoclonal antibody).

immortal cell                       A cell that can divide in culture indefinitely.

immune response                     The coordinated response of the human immune system to an infection, tumor, or any other signal that triggers it.

in vitro                            In an artificial environment, test tube or culture media.

murine                              Derived from mice.

orphan drug status                  A designation awarded by the FDA to help facilitate the development and marketing of drugs for the treatment of rare diseases or conditions that affect fewer than 200,000 patients in the United States.

payload                             A cancer-killing agent that is attached to a carrier (e.g. antibody).

phage display                       A laboratory or manufacturing technique for production of antibodies by viruses (phage).

pharmacokinetic                     The study of the processes by which a drug is absorbed, distributed, metabolized, and eliminated by the body.

pre-clinical studies                Studies designed to assess the effectiveness and safety of a new medication in model systems (cells and animals)prior to clinical studies in humans.

radioisotope                        A chemical molecule that spontaneously emits radiation. Radioisotopes can be used in radiation therapy to treat cancer or as tracers in nuclear medicine scans for diagnostics.

radiolabelled                       A radioactive atom or group of atoms attached to a molecule of interest.

small molecule                      Chemical molecules with drug action potential.

                                     PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT.

DIRECTORS AND OFFICERS                   POSITION                              BUSINESS ADDRESS
----------------------       ---------------------------------    ------------------------------------------
Martin Barkin                Director since June 1996             DRAXIS Health Inc.
                                                                  6870 Goreway Drive, Suite 200
                                                                  Mississauga, Ontario L4V 1P1

John J. Borer, III           Director since June 2000             Rodman & Renshaw LLC
                                                                  330 Madison Avenue, Suite 200
                                                                  New York, NY 10017

Michael Byrne                Chief Financial Officer and          Viventia Biotech Inc.
                             Corporate Secretary                  10 Four Seasons Place, Suite 501, Toronto,
                                                                  Ontario, Canada, M9B 6H7

Michael Cross                Chief Operating Officer              Viventia Biotech Inc.
                                                                  10 Four Seasons Place, Suite 501, Toronto,
                                                                  Ontario, Canada, M9B 6H7

Leslie L. Dan                Chair of the Board of Directors      c/o Viventia Biotech Inc.
                             since July 1995                      10 Four Seasons Place, Suite 501, Toronto,
                                                                  Ontario, Canada, M9B 6H7

Nick Glover                  President and Chief Executive        Viventia Biotech Inc.
                             Officer, Director since June 2004    10 Four Seasons Place, Suite 501, Toronto,
                                                                  Ontario, Canada, M9B 6H7

Glen MacDonald               Vice President, Research             Viventia Biotech Inc.
                                                                  147 Hamelin St.  Winnipeg, Manitoba,
                                                                  Canada M9B 6H7

Murray S.  Palay             Director since August 1997           Quadrant Asset Management
                                                                  1800-360 Main Street  Winnipeg,
                                                                  Manitoba R3C 323

Louis Siminovitch            Director since March 2000            University of Toronto
                                                                  1 King's College Circle Toronto, Ontario
                                                                  M5S 1A1

Mark Wainberg                Director since August 1997           McGill University
                                                                  845 Sherbrooke St. W Montreal, Quebec
                                                                  H3A 2T5

B. ADVISERS.

Our principal bankers are Royal Bank of Canada, Life Sciences Health Care Markets, 6880 Financial Drive, Mississauga, Ontario L5N 7Y5.

Our legal advisor in Canada and the United States is Torys LLP, of Toronto, Ontario and New York, New York.

The registrar and transfer agent for our common shares is Computershare Trust Company of Canada at its principal offices in Toronto, Canada.

C. AUDITORS.

Our auditors since June 22, 2001 have been Ernst & Young LLP, Ernst & Young Tower, 222 Bay Street, Toronto, Ontario, M5K 1J7.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. SELECTED FINANCIAL DATA.

The selected financial data is derived from the audited annual financial statements for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 and the unaudited financial statements for the periods ended March 31, 2005 and 2004. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles, are in Canadian dollars and are included in this registration statement under Item 18: "Financial Statements".

                                                                  THREE MONTHS ENDED MARCH 31,
                                                             2005                               2004
                                                       ----------------                   ----------------
                                                                (IN THOUSANDS OF DOLLARS, EXCEPT
                                                       PER SHARE AND OUTSTANDING SHARE NUMBERS, UNAUDITED)
                                                       ---------------------------------------------------
Net Loss                                                    (5,446)                            (3,348)
Basic and Diluted Loss per Share                             (0.19)                             (0.11)
Total Assets                                                 7,040                              2,722
Net Assets                                                 (26,539)                            (7,818)
Capital Stock                                               73,079                             72,488
Bridge Financing Loans(1)                                    4,600                              4,200
Total Long Term Debt (including current portion)            29,186                              4,000
Shares outstanding                                          29,206                             29,206

--------------
NOTE:

(1) Subsequent to March 31, 2005 we received two additional bridge financing loans in the aggregate amount of $3,000,000 bearing interest at 4.5% per annum.

                                                                                  YEAR ENDED DECEMBER 31,
                                                             2004           2003           2002           2001           2000
                                                          ----------     ----------     ----------     ----------     ----------
                                                         (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AND OUTSTANDING SHARE NUMBERS)
Net Loss                                                     (17,172)       (12,778)       (12,269)       (14,770)       (11,629)
Basic and Diluted Loss per Share                               (0.59)         (0.45)         (0.62)         (0.80)         (0.71)
Total Assets                                                   6,839          2,739         11,249          7,425         16,136
Net Assets                                                    21,255         (4,484)         3,698          6,076         14,997
Capital Stock                                                 63,262         63,220         60,447         50,556         44,707
Bridge Financing Loans(1)                                          -          1,500              -              -              -
Total Long Term Debt (including current portion)              24,706          4,000          6,000              -              -
Shares outstanding                                            29,206         29,186         26,673         19,530         17,739

CANADIAN AND UNITED STATES ACCOUNTING POLICIES DIFFERENCES

The financial statements have been prepared in accordance with Canadian GAAP. The principles conform in all material respects with U.S. GAAP except as described in Note 19 to the financial statements contained in this registration statement. For all the years presented, the selected financial data are prepared in accordance with Canadian GAAP.

CURRENCY EXCHANGE RATES

All references to dollars are expressed in Canadian funds, unless otherwise indicated. On December 31, 2004 the exchange rate for the conversion of U.S. dollars into Canadian dollars was Cdn.$1.00 = U.S.$0.8310 based on the inverse of the noon rates as issued by the Bank of Canada. On May 18, 2005, the exchange rate for the conversion of U.S. dollars into Canadian dollars was Cdn.$1.00 = U.S.$0.7925 based on the inverse of the noon rates as issued by the Bank of Canada. Certain amounts stated in this registration statement reflect this more recent exchange rate. The following tables set forth the high and low rates of exchange of U.S. dollars into Canadian dollars for each month during the previous six months and the average rates for our five most recent fiscal years calculated by using the average of the exchange rates on the last day of each month during the period. These rates are based upon the inverse of the nominal noon exchange rates reported by the Bank of Canada in U.S. dollars.

   PERIOD                          HIGH             LOW
-------------                     ------           ------
December 2004                     0.8354           0.8295
January 2005                      0.8369           0.8019
February 2005                     0.8131           0.7958
March 2005                        0.8320           0.8024
April 2005                        0.8288           0.7925
May 2005                          0.8083           0.7872

YEAR ENDED                                   AVERAGE RATE
-------------------------                    ------------
December 31, 2000                               0.6734
December 31, 2001                               0.6458
December 31, 2002                               0.6368
December 31, 2003                               0.7135
December 31, 2004                               0.7683

B. CAPITALIZATION AND INDEBTEDNESS.

Our authorized capital consists of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. As of March 31, 2005, we had 29,206,115 common shares outstanding, each carrying the right to one vote per share at any meeting of our shareholders (other than at meetings at which only holders of another class or series of shares are entitled to vote), which may be given in person or by proxy, and there were no preferred shares outstanding. As of March 31, 2005, there were 1,862,792 options to purchase common shares outstanding, warrants to purchase 11,447,113 common shares outstanding and two secured convertible debentures outstanding. The two convertible debentures are held by the Dan Group and are in the principal amounts of $12,584,143 and $10,562,568, respectively, and these principal amounts are convertible into 8,389,428 and 7,041,713 common shares and common share purchase warrants to purchase another 4,194,714 and 3,520,856 common shares, respectively, at the option of the Dan Group, at any time. Any accrued interest on the convertible debentures will be convertible into units at a conversion price equal to the ten-day weighted average trading price of our common shares on the TSX for the ten consecutive trading days prior to conversion, less the maximum discount permitted by the TSX.

As of March 31, 2005, we had $1,433,660 owing to Mr. Leslie Dan as a result of a loan made by Mr. Dan to us to finance capital expenditures made in respect of our Winnipeg facility.

During the three months ended March 31, 2005, the Company received three bridge financing loans from Mr. Leslie Dan and an entity controlled by Mr. Dan. On February 17, 2005, the Company received a bridge financing loan in the amount of $500,000, on March 1, 2005, the Company received a bridge financing loan in the amount of $1,500,000, and on March 23, 2005, the company received a bridge financing loan in the amount of $2,600,000. These loans bear interest at 4.5% per annum and are payable upon demand. Subsequent to March 31, 2005, on April 28, 2005 and May 12, 2005 the Company received two bridge financing loans from Mr. Dan and an entity controlled by Mr. Dan in the amount of $1,500,000 each bearing interest at 4.5% per annum and are payable on demand.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D. RISK FACTORS.

An investment in our common shares involves a high degree of risk and should be considered speculative. You should carefully consider the risks and uncertainties described below, as well as other information contained in this registration statement, including under Item 5: "Operating and Financial Review and Prospects" and in our financial statements and accompanying notes, before making any investment. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may turn out to be material and may adversely affect our business. If any of the following risks occur, our business, financial condition, and results of operations could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline.

RISKS RELATED TO OUR FINANCIAL CONDITION

WE HAVE A "GOING CONCERN" NOTE IN OUR FINANCIAL STATEMENTS. WE MUST RAISE MONEY FROM INVESTORS TO FUND OUR OPERATIONS. IF WE ARE UNABLE TO FUND OUR OPERATIONS, WE WILL CEASE DOING BUSINESS.

There is a "going concern" note in our financial statements. This note means that there is substantial doubt as to whether we can continue as an ongoing business without additional funding. As at March 31, 2005, we had cash reserves, consisting of cash and cash equivalents, of approximately $2,038,000 and a negative net working capital of approximately $6,664,000. In 2004, we incurred a net loss of $17,172,000, and in 2003 we incurred a net loss of $12,778,000. In the first three months of 2005 we incurred a net loss of $5,446,000.

Without additional funding, we will have inadequate funds to continue our existing corporate, administrative, and operational functions for the remainder of 2005. We also have commitments under our license agreements to make milestone payments of $257,000 in 2005 and $100,000 in each of 2006 through 2009. We anticipate that we will need to raise approximately $22,500,000 for the remainder of 2005, and we intend to raise the necessary funds in the second quarter of 2005. Since February 17, 2005 we have funded operations by way of three bridge loans from our Chairman and principal shareholder Mr. Leslie Dan and an entity controlled by him. Subsequent to year end we have received three bridge loans in the aggregate amount of $4,600,000. The average monthly amount of cash that we are using, and expect to use over the next 12-18 months for all of our operations, is approximately $2,500,000. For a further discussion of our liquidity and capital resources, you should also refer to Item 5: "Operating and Financial Review and Prospects" in this registration statement. We expect to rely on bridge financing loans, while continuing to seek additional sources of funding to finance operations into the future, through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and/or from other sources. We cannot assure you that additional financing will be available or, even if it is available, that it will be available on terms acceptable to us. Furthermore, the "going concern" note in our financial statements could make it more difficult for us to raise additional funds, as potential financing sources could demand unreasonable terms, or be unwilling to provide funding. Furthermore, some investment funds and other investors are not authorized to invest in companies with "going concern" notes. Moreover, the convertible debentures issued to Mr. Leslie Dan and ADH Investments (1999) Inc., contain restrictive covenants requiring their approval prior to our company engaging in certain activities, including: creating security interests in company assets, entering into any merger transaction, disposing of assets outside the ordinary course of business, declaring dividends, purchasing, redeeming or retiring any of our shares, entering into any transactions outside the ordinary course of business, providing financial assistance to any person except to a subsidiary of our company, changing our company's name or the location of its chief executive offices, incurring any additional indebtedness or creating any new subsidiaries. Finally, any future financing may have a dilutive effect on the holdings of shareholders.

If adequate funds are not available, we may be required to reduce the scope of, or eliminate one or more of our research and development programs, significantly scale back or even cease operations, sell or license some of our technologies under terms that are less favorable than they otherwise might have been if we were in a better financial position, or consider merging with another company or positioning ourselves to be acquired by another company. If it became necessary to take one or more of these actions, this will have an adverse effect on our stock price and you may lose a substantial portion of, or your entire investment.

WE HAVE NOT DERIVED ANY REVENUE TO DATE FROM THE COMMERCIAL SALE OF PRODUCTS, HAVE NEVER HAD ANY REVENUES FROM COMMERCIAL SALES AND HAVE RELIED ON EQUITY AND DEBT FINANCINGS TO SUPPORT OUR OPERATIONS.

We have not derived any revenue to date from the commercial sale of products. Our future profitability will depend upon our ability to bring products to market in a timely manner, obtain regulatory approvals and enter into suitable licensing or partnering arrangements to commercialize our products. Since January 2000, the Dan Group has financed substantially all of our operations. If they cease to provide additional financing and we are unable to raise money from third parties, we will cease doing business.

Since January 1, 2000, we have financed substantially all of our operations through bridge financing loans received from and the sale of equity securities and the issuance of secured convertible debentures to the Dan Group, and through an approximately $2,804,000 equity financing made by Teva in September 2003. Mr. Dan is on the board of directors of Teva's parent company, Teva Pharmaceutical Industries Limited.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE EXPECT TO INCUR FUTURE LOSSES. IF WE ARE UNABLE TO ACHIEVE SIGNIFICANT REVENUES IN THE FUTURE, WE WILL CEASE DOING BUSINESS.

Since our inception, we have incurred significant losses each year. We expect to incur significant operating losses as we continue our product candidate research and development and continue our clinical trials. We will need to generate significant revenues in order to achieve and maintain profitability. Our ability to generate revenue in the future is dependent, in large part, on completing product development, obtaining regulatory approvals, and commercializing, or entering into agreements with third parties to commercialize, our product candidates. We cannot assure you that we will ever successfully commercialize or achieve revenues from sales of our therapeutic products if they are successfully developed or that we will ever achieve or maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

Until we receive regulatory approval for sales of products incorporating our licensed and/or patented technologies, we cannot sell our products and will not have revenues from sales. The research, development, production, and marketing of new products requires the application of considerable technical and financial resources. However, any revenues generated from such products, assuming they are successfully developed, marketed, and sold, may not be realized for a number of years.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

WE ARE IN THE EARLY STAGES OF PRODUCT DEVELOPMENT. OUR PRODUCT CANDIDATES MAY NOT BE EFFECTIVE AT A LEVEL SUFFICIENT TO SUPPORT A PROFITABLE BUSINESS VENTURE. IF THEY ARE NOT, WE WILL BE UNABLE TO CREATE MARKETABLE PRODUCTS AND WE WILL HAVE TO CEASE OPERATIONS.

Our product candidates are in the preliminary development stage, have not been approved for marketing by any regulatory authority, and cannot be commercially distributed in any markets until such approval is obtained. We cannot assure you that our monoclonal antibody therapies will be effective at a level sufficient to support a profitable business venture. The science on which our technologies are based may also fail due to flaws or inaccuracies in the data, or because the data are not predictive of future results. The science upon which our business is based may prove to be totally or partially incorrect. Because our science may be flawed or incorrect, we may never be able to create a marketable product. If we are unable to do so, we will not generate revenues, we will have to cease operations, and you will lose your entire investment.

In addition, it takes a significant period of time for a new therapeutic drug to be developed, to obtain the necessary regulatory approvals to permit its sale, to establish appropriate distribution channels and market acceptance, and to obtain insurer reimbursement approval. This time period is generally not less than 10 years. None of our therapeutic product candidates has been commercialized and completion of the commercialization process for any of our product candidates will require significant investments of time and funds. We cannot predict either the total amount of funds that will be required, or assure you that we will be successful in obtaining the necessary funds. It is also not possible for us to predict the time required to complete the regulatory process or if there will be sufficient market demand at such time. If any of our products are approved, we cannot assure you that it will be possible to produce them in commercial quantities at reasonable cost, successfully market them, or whether any investment made by us in the commercialization of any products would be recovered through sales, license fees, or related royalties. Furthermore, the time it takes for products to reach market acceptance exposes us to significant additional risks, including the development of competing products, loss of investor interest, changing market needs, changes in personnel, and regulatory changes.

Since the process of discovering and developing monoclonal antibodies is our core business, we anticipate that we will remain engaged in research and development for the foreseeable future. As one or two products advance to commercialization, we expect that other potential products will replace them as research and development candidates. For example, we estimate that Proxinium(TM) is a minimum of 4 years away from approval and commercialization and VB6-845 is a minimum of 6 years away from approval and commercialization., although the process could take much longer.

WE RELY ON, AND INTEND IN THE FUTURE TO CONTINUE TO RELY ON, LICENSES FROM THIRD PARTIES AND ANY BREACH OR TERMINATION OF THESE LICENSE ARRANGEMENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS.

We currently hold key licenses from third parties for certain technologies, including the University of Zurich (Proxinium(TM)), McGill University (Hybridomics(TM)), Columbia University (Hybridomics(TM)), and the former shareholders of Tanox and Biovation (cytotoxic proteins). We also hold a non-exclusive license from XOMA Ireland Ltd., under which we have licensed a proprietary bacterial cell expression technology intended to facilitate increases in antibody production yields. We are also in the process of negotiating a license agreement in respect of one form of the antibody of our Proxinium(TM)) product candidate.

Unless otherwise terminated in accordance with their terms, our key licenses will expire as follows:

LICENSOR                     EXPIRATION DATE
--------                     ---------------
University of Zurich         The license expires on March 18, 2026, the expiration date of the longest-lived patent rights.

McGill University            The license expires on the earlier of (a) ten years from the date of commercialization of the first licensed product and (b) April 28, 2014.

Columbia University          The license expires on March 18, 2018, the expiration date of the last to expire licensed patents.

Tanox                        The license expires (a) on a country-by-country basis in accordance with the license agreement, (b) ten years from the date of the first commercial sale of a particular licensed product in countries where there is no patent protection for that licensed product, or (c) December 21, 2025, the expiration date of the last to expire licensed patents in countries where there is available patent protection.

Biovation                    The license is on a country-by-country and product-by-product basis, and expires on the later of (a) with respect to the rights in a particular country, ten years after the first commercial sale of a particular licensed product in that country, and (b)
                             December 21, 2025, the expiration of the last to expire of the licensed patents.

XOMA                         The license expires on the later of (a) May 22, 2018, the expiration of the last patent with patent rights and (b) November 30, 2011.

The dates reflecting the expiration date of the longest-lived patent rights listed above do not take into consideration the possibility that a failure to maintain these patents, a terminal disclaimer or other future actions may affect the actual expiration date of the patents. Pending applications may never mature into patents, which could affect the lifespan of certain licenses. Finally, future applications could result in the extension of the license term beyond the dates listed above.

We cannot assure you that we will obtain any additional required licenses, that our existing licenses or new licenses, if obtained, will not terminate, or that they will be renewed. The failure to obtain, the termination of, or the failure to renew any of these licenses would have a material adverse effect on our pre-clinical and clinical programs and may cause us to suspend or cease our operations. In addition, we cannot assure you that these licenses will remain in good standing or that the technology we have licensed under these agreements has been adequately protected or is free from claims of infringement of the intellectual property rights of third parties.

Pursuant to the terms of the licenses noted above and our other license agreements, and any agreements we may enter into in the future, we are and could be obligated to exercise diligence in bringing potential products to market and to make license payments and certain potential milestone payments that, in some instances, could be substantial. We are obligated and may in the future be obligated, to make royalty payments on the sales, if any, of products resulting from licensed technology and, in some instances, may be responsible for the costs of filing and prosecuting patent applications. Because we require additional funding, we may not be able to make payments under current or future license agreements, which may result in our breaching the terms of any such license agreements. Any breach or termination of any license could have a material adverse effect on our business, financial condition, and results of operations.

MUCH OF OUR POTENTIAL SUCCESS AND VALUE LIES ON OUR OWNERSHIP AND USE OF INTELLECTUAL PROPERTY AND, AS A RESULT, OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY COULD NEGATIVELY AFFECT US.

Confidentiality

Since some of our technology is not patented or licensed but protected by the law of trade secrets, our ability to maintain the confidentiality of our technology is crucial to our ultimate possible commercial success. In order to protect our confidential information, we have adopted the following procedures:

      - all of our employees must sign and are bound by confidentiality agreements;

      - no sensitive or confidential information is disclosed to any party unless appropriate confidential disclosure agreements are first signed; and

      - all confidential material that is provided to a party is marked as confidential and is requested to be returned when the user no longer has a need to have the material, or when the term of any applicable confidential disclosure agreement governing the use of the material expires.

We are unaware of any violations of our confidentiality procedures, and to date we have never experienced a violation of our confidentiality procedures that has caused our company material harm. Nevertheless, we cannot assure you that our procedures to protect confidentiality are effective, that third parties will not gain access to our trade secrets or disclose our technology, or that we can meaningfully protect our rights to our trade secrets. We cannot prevent a person from violating the terms of any confidential disclosure agreement. Furthermore, by seeking patent protection in various countries, it is inevitable that important technical information will become available to our competitors, through publication of such patent applications. If we are unable to maintain the confidentiality of our technology in appropriate circumstances, this could have a material adverse impact on our business, financial condition, and results of operations.

Our Patents

Our success depends in part on our ability to obtain patents, operate without having third parties circumvent our rights, operate without infringing the proprietary rights of third parties, and maintain trade secret protection. As of the date of this registration statement, we had 18 patents and patent applications relating to VB6-011 in the United States, Canada, the European Union, and other countries, of which we have been granted five patents in the United

States, Australia, New Zealand, and Singapore. Three of these five patents expire on May 22, 2017, one expires on May 22, 2016 and one expires on October 22, 2017. One of our pending Australian patent applications, which is a Divisional application to a granted patent, has been allowed, and no notice of opposition has been received during the three month opposition period. The expiry date for this Divisional application is May 22, 2017. In order for this Divisional application to be granted, the granted patent from which this Divisional application is derived will have to be surrendered. The Divisional application will include the scope of the surrendered patent. As of the date of this registration statement, we have one provisional patent application related to VB6-008 and one provisional patent application related to VB6-050, both filed in the United States.

The patent position of pharmaceutical and biotechnology companies is uncertain and involves complex legal and financial questions for which, in some cases, important legal principles are largely unresolved. Patent offices vary in their policies regarding the breadth of biopharmaceutical patent claims that they allow. In addition, the coverage claimed in a patent application can be significantly reduced during prosecution before a patent is issued. We may not be granted patents of meaningful scope based on the applications we have filed and those we intend to file. We cannot assure you that our pending patent applications will result in patents being granted, that we will develop additional proprietary products that are patentable, that patents that have already been granted to us will provide us with any competitive advantage or will not be challenged or invalidated by any third parties, or that patents of others will not have an adverse effect on our ability to do business. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of Canada or the United States. We cannot assure you that others will not independently develop similar products or processes, duplicate any of our products or processes, or design around the products or processes we may patent.

Our Licensed Patents

We have exclusively licensed, on a worldwide basis, the rights to certain patents and patent applications relating to certain of our product candidates and technologies. We have an exclusive, world-wide license agreement with The University of Zurich, Switzerland, that contains a right to sublicense on six patent applications related to our lead product candidate Proxinium(TM), of which two are in the United States, one is in each of Canada, Europe and Japan and one is an international application that relates to the use of Proxinium(TM) in the treatment of head and neck cancer (squamous cell carcinomas) and bladder cancer. We also have exclusive, world-wide license agreements with each of Tanox, Inc., subsequently assigned by Tanox to the former shareholders of Tanox Pharma B.V., and with Biovation Ltd., that contain a right to sublicense on patent applications for the cytotoxic protein component of our product candidates VB6-008, VB6-011, VB6-050 and VB6-845. These licenses include 1 patent that expires on June 8, 2018 and 3 patent applications to the native form of the cytotoxic protein in the United States (one granted and one pending), Canada and Europe and 2 provisional patent applications in the United States to the modified form of the protein. Other technology for which we have obtained exclusive or non-exclusive licenses are protected by an additional 66 granted or pending patents or patent applications. We rely on these licenses to adequately protect and maintain the intellectual property that is the subject of the license agreements. In some cases, the licensors do not have the obligation to maintain this intellectual property. In other cases, provided that we maintain our license obligations, the licensor must prepare, file, prosecute, and maintain such intellectual property. If either we or the licensor fail to maintain our respective license obligations, the intellectual property may be abandoned.

Third Party Patents

Our commercial success also depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. From time to time, companies may possess rights to technologies in the same areas of research and development as ours, may have patents similar to ours, and may notify us that we may require licenses from them in order to avoid infringing their rights in that technology or in order to enable us to commercialize our own technology. Patent applications are, in many cases, maintained in secrecy until patents are issued. Our competitors or potential competitors may have filed applications for, or may have received patents and may obtain additional and proprietary rights to compounds or processes used by or competitive with ours. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications are filed. In the event of infringement or violation of another party's patent, we may be prevented from pursuing product development or commercialization. In addition, we may be required to obtain licenses under patents or other proprietary rights of third parties. We cannot assure you that any licenses required under such patents or proprietary rights will be available on terms acceptable to us. If we do not obtain such licenses, we could encounter delays in introducing one or more of our products to the market, without infringing third party patents, or we could find that the development, manufacturing or sale of products requiring these licenses could be foreclosed.

Patent Litigation

Patent litigation is becoming widespread in the biopharmaceutical industry and we cannot predict how this will affect our efforts to form strategic alliances, conduct clinical testing, or manufacture and market any of our product candidates that we may successfully develop. We are unaware of any potential issues related to our possible infringement or violation of another party's patent. If challenged, however, our patents may not be held to be valid. We could also become involved in interference or impeachment proceedings in connection with one or more of our patents or patent applications to determine priority of invention. If we become involved in any litigation, interference, impeachment, or other administrative proceedings, we will likely incur substantial expenses and the efforts of our technical and management personnel will be significantly diverted. We have the obligation to protect and bear the cost of defending the patent rights of the patents we own. With respect to our licensed patents:

      - Under the Exclusive License Agreement between Biovation Limited and our company, dated March 8, 2004, the licensor has the right and option, but not the obligation, to litigate to protect the patents. If the licensor does not initiate action, we have the right, but not the obligation to do so. The party that takes action will pay all costs associated with the litigation.

      - Under the Exclusive License Option Agreement between the Trustees of Columbia University in the City of New York and our company, dated June 23, 2003, the licensor has the right, but not the obligation, to litigate to protect the patents. If the licensor does not initiate action, we have the right to do so. Cost sharing and the distribution of recovery is to be determined in each case as specified in the agreement.

      - Under the Exclusive License Agreement between University of Zurich and our company, dated January 9, 2003, the licensor has the right and option, but not the obligation, to litigate to protect the patents. If the licensor does not initiate action, we have the right, but not the obligation to do so. The party that takes action will pay all costs associated with the litigation. Net recoveries belong to the party/parties taking action (except with respect to the amount to be paid to the licensor under the agreement if we successfully litigate). If we learn of any substantial infringement of patent rights, we must inform the licensor. We may request that the licensor take legal action against a third party for the infringement of patent rights. Recoveries from those actions will belong to the party bringing suit (with exceptions described in the agreement).

      - Under the Exclusive License Agreement between Tanox, Inc. and our company, dated August 20, 2002, the licensor has the right and option, but not the obligation, to litigate to protect the patents. If the licensor does not initiate action, we have the right, but not the obligation to do so. Net recoveries (if we litigate) are considered net sales and are subject to royalty payments.

We cannot assure you that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if our products infringe the patents, trademarks, or proprietary rights of others, we could, in certain circumstances, become liable for substantial damages, which also could have a material adverse effect on our business, financial condition, and results of operations. Where there is any sharing of patent rights, either through co-ownership or different licensed "fields of use", one owner's actions could lead to the invalidity of the entire patent.

OUR BUSINESS IS SUBJECT TO SIGNIFICANT TO SIGNIFICANT GOVERNMENT REGULATION AND FAILURE TO ACHIEVE REGULATORY APPROVAL OF OUR DRUG CANDIDATES WOULD SEVERELY HARM OUR BUSINESS.

The FDA regulates the development, testing, manufacture, record-keeping, labeling, distribution, and promotion of pharmaceutical products in the United States pursuant to the Food, Drug, and Cosmetic Act and related regulations. We must receive premarket approval by the FDA prior to commercial sale in the U.S. of any of our product candidates. Similar regulations are enforced by Health Canada and by other regulatory agencies in each jurisdiction in which we seek to do business. The regulatory review process is lengthy and expensive, and the outcome of the approval process is uncertain. Before receiving approval we must acquire and submit extensive preclinical and clinical data and supporting information for each indication to establish the safety and efficacy of our drug candidates. In addition, we must show that we can produce our drug candidates consistently at quality levels suitable for administration in humans in accordance with a complex set of regulations known as current Good Manufacturing Practices (cGMP's). Premarket approval is a lengthy and expensive process and takes several years. Future legislation or changes in FDA policy may change during the period of product development and clinical trials. We may not be able to obtain FDA approval or approval from other regulatory agencies for any commercial sale of any drug candidate. We may encounter delays or rejections in the regulatory approval process at any time. Even if approval is obtained, the FDA may determine that additional clinical trials are required after marketing has begun. Except for any potential licensing or marketing arrangements with other pharmaceutical or biotechnology companies, we will not generate any revenues in connection with our drug candidates unless and until we obtain clearance from the FDA, Health Canada or comparable agencies in each market to commercialize our products. Given the uncertainty, extensive time, and financial expenditures involved in moving a drug through the regulatory and clinical trial process in Europe, Canada, the United States, and elsewhere, we may never be able to successfully develop safe, commercially viable products. If we are unable to do so, we may have to cease operations.

WE ARE DEPENDENT ON THE SUCCESSFUL OUTCOME OF PRECLINICAL TESTING AND CLINICAL TRIALS.

None of our products are currently approved for sale by the FDA, by Health Canada or by any other regulatory agency in the world, and they may never receive approval for sale or become commercially viable. Before obtaining regulatory approval for sale, each of our product candidates must be subjected to extensive preclinical and clinical testing to demonstrate safety and efficacy for each proposed indication for human use. Our success will depend on the successful outcome of our preclinical testing and clinical trials.

Our most advanced product candidate, Proxinium(TM) is in Phase I clinical testing in Brazil and Canada, and our second most advanced product candidate VB6-845 is in pre-clinical testing. Historically, the results from preclinical testing and from early clinical trials often have not been predictive of results obtained in later clinical trials. Frequently, drugs that have shown promising results in preclinical or early clinical trials subsequently fail to demonstrate sufficient evidence of safety or effectiveness necessary to obtain regulatory approval. Our success will depend on the success of our current clinical trials and subsequent clinical trials that have not yet begun. Moreover, regulatory agencies such as the FDA and Health Canada may impose specific standards on the evaluation of tumor response in individual patients which may differ from those of the company or its clinical advisors. These different standards may lead the regulatory agency to conclude that study subjects receiving any of the Company's product candidates have had a more modest clinical response than did the Company or its clinical advisors.

There are a number of difficulties and risks associated with clinical trials. The possibility exists that:

- we may discover that our product candidates may cause, alone or in combination with another therapy, unacceptable side effects;

- we may discover that our product candidates, alone or in combination with another therapy, does not exhibit the expected therapeutic results in humans;

- results from early trials may not be predictive of results that will be obtained from large-scale, advanced clinical trials;

- we or the FDA or other regulatory agencies may suspend the clinical trials of one or more of our product candidates;

-     patient recruitment may be slower than expected; and

-     patients may drop out of our clinical trials.

Although the U.S. FDA has given Proxinium(TM) orphan drug status for its use in head and neck cancer, this status does not diminish any of the requirements for market approval. Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to develop safety, efficacy or manufacturing data necessary for approval of our product candidates. In addition, even if we receive approval, such approval may be limited in scope and affect the commercial viability of such product. If we are unable to successfully obtain approval to commercialize any product candidate, this would materially harm our business, impair our ability to generate revenues and adversely impact our stock price.

DELAYS IN CLINICAL TRIALS WILL CAUSE US TO INCUR ADDITIONAL COSTS, WHICH COULD JEOPARDIZE THE TRIALS AND ADVERSELY AFFECT OUR LIQUIDITY AND FINANCIAL RESULTS.

Due to the high costs of clinical trials, a delay in our trials, for any reason, will require us to spend additional funds to keep our product candidates moving through the regulatory process. If we do not have or cannot raise the necessary additional funds, the testing of our product candidates could be cancelled. If we are required to spend additional funds, it will require us to spend funds that could have been used for other purposes and could adversely affect our liquidity and financial results.

WE RELY ON CLINICAL INVESTIGATORS AND CONTRACT RESEARCH ORGANIZATIONS TO CONDUCT OUR CLINICAL TRIALS.

We rely, in part, on independent clinical investigators and contract research organizations to conduct our clinical trials. Contract research organizations also assist us in the collection and analysis of the data generated from these clinical trials. These investigators and contract research organizations are not our employees and we cannot control, other than by contract, the amount of resources, including time, that they devote to our product candidates and our clinical trials. If independent investigators fail to devote sufficient resources to our clinical trials, or if their performance is substandard, these factors may delay any possible approval and commercialization of our product candidates and could harm our chances of obtaining regulatory approval. Further, most national regulatory agencies require that we comply with standards, commonly referred to as "good clinical practice", for conducting, recording, and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial subjects are protected. If our independent clinical investigators and contract research organizations fail to comply with good clinical practice, the results of our clinical trials could be called into question and the clinical development of our product candidates could be delayed or halted. The failure of clinical investigators and contract research organizations to meet their obligations to us or comply with good clinical practice procedures could adversely affect the clinical development of our product candidates, and have a material adverse effect on our business, financial condition, and results of operations.

OUR SIGNIFICANT INDEBTEDNESS TO THE DAN GROUP COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND LIMIT OUR FINANCIAL AND OPERATING FLEXIBILITY AND SUBJECT US TO OTHER RISKS.

As of March 28, 2005, we owed $29,180,371, not including accrued interest, to the members and entities part of or associated with the Dan Group. This substantial indebtedness could have important consequences. For example, it could:

      - limit our ability to obtain additional financing in the future to refinance our existing debt and our working capital, capital expenditures, acquisitions and other general corporate purposes;

      - require us to dedicate a substantial portion of any cash flow we may have in the future to the payment of principal and interest on our debt, thereby reducing funds available for our development and operations;

      -     hinder our ability to adjust rapidly to changing market conditions;

      -     make us more vulnerable to economic downturns; and

      -     limit our ability to withstand competitive pressures.

If we do not have sufficient funds to repay our debt when it becomes due, we will be required to obtain additional financing, which might not be available to us on commercially reasonable terms. If we fail to obtain such financing, we might have to limit or cease our operations.

Our indebtedness to the Dan Group consists of the following:

      - On November 3, 2004, we issued to Ms. Dan-Hytman, a secured convertible debenture in the principal amount of $10,562,568 and to Mr. Dan a secured convertible debenture in the principal amount of $12,584,143. These debentures are secured by a first charge over all of our assets and bear interest at the rate of 4.5% per year, compounded annually. The convertible debentures mature on November 3, 2006. The convertible debentures are convertible, at the option of the holder, at any time into units at a price of $1.50 per unit. Each unit will be comprised of one common share and one half of a common share purchase warrant. Each whole common share purchase warrant will enable the holder to purchase an additional common share at an exercise price of $2.00 per common share at any time for a period of four years from the date of issuance.

      - The convertible debentures include customary representations and warranties. The convertible debentures also contain customary events of default, with the addition of an event of default for the occurrence of a material adverse effect on our operations. Covenants under the convertible debentures restrict our ability to, among other things:

            - create, issue, incur, assume or permit to exist any additional encumbrance on any of our property;

            -     change the nature of the business;

            -     merge, consolidate or dispose of our undertakings and assets;

            -     pay dividends and make certain other distributions;

            -     make certain alteration of capital;

            - enter into transactions out of the ordinary course of business;

            -     change locations; and

            -     incur additional indebtedness.

These restrictive covenants could limit our ability to pursue our growth plan, restrict our flexibility in planning for, or reacting to, changes in our business and industry and increase our vulnerability to general adverse economic and industry conditions.

      - On November 3, 2004, Mr. Dan loaned us $1,600,000 in order to finance capital expenditures in respect of our Winnipeg facility. The loan bears interest at a rate of 5.0% per year and we are repaying the loan on a monthly basis. As of March 28, 2005, $1,433,660 remained outstanding under the loan.

      - On February 17 and March 1, 2005, we received bridge financing loans from Mr. Dan in the amounts of $500,000 and $1,500,000, respectively. The loans are payable on demand and bear interest at a rate of 4.5% per year.

      - On March 21, 2005, our board of directors approved an additional bridge financing loan of $2,600,000 from Clairmark Investments, an entity owned by Mr. Dan.

      -     On March 23, 2003 we received a bridge financing loan of $2,600,000.

      - On May 10, 2005, our board of directors approved an additional bridge financing loan of $1,500,000 from Clairmark Investments, an entity owned by Mr. Dan.

      - On May 10, 2005 our board of directors approved an additional bridge financing loan of $1,500,000 from Mr. Leslie Dan.

WE MAY BE DEPENDENT ON STRATEGIC PARTNERS AS PART OF OUR PRODUCT DEVELOPMENT STRATEGY, AND WE WOULD BE NEGATIVELY AFFECTED IF WE ARE NOT ABLE TO INITIATE OR MAINTAIN THOSE RELATIONSHIPS.

If any of our product candidates advance to, and subsequently successfully complete, Phase II clinical trials, we intend to either finance further clinical development ourselves, or enter into strategic partnerships whereby third parties will finance further clinical development, such as Phase III clinical trials. We cannot assure you, however, that we will be able to find partners and establish such relationships on favorable terms, if at all, or that any such future arrangements will be successful.

Should any partner fail to develop or commercialize successfully any product candidates to which it has rights, our business, financial condition, and results of operations may be adversely affected. The failure of any collaborative partner to continue funding any particular program, for any reason, could delay or halt the development or commercialization of any products arising out of a particular program. In addition, we cannot assure you that any of our future partners would not pursue alternative technologies or develop alternative product candidates either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

EVEN IF OUR PRODUCT CANDIDATES RECEIVE ALL OF THE REQUIRED REGULATORY APPROVALS, WE HAVE NO GUARANTEE OF MARKET ACCEPTANCE OR COMMERCIALIZATION OF THE RESULTING PRODUCTS, WHICH WILL BE DETERMINED BY OUR SALES, MARKETING, AND DISTRIBUTION CAPABILITIES AND THE POSITIONING AND COMPETITIVENESS OF OUR PRODUCTS, COMPARED WITH ANY ALTERNATIVES.

Even if our product candidates receive all necessary regulatory approvals and clearances, they may not gain market acceptance among physicians, patients, healthcare payors, and the medical community. The degree of market acceptance of any product that we may develop will depend on a number of factors, including marketing and distribution support for the products, establishment and demonstration of the cost-effectiveness of the products, and the potential advantage of our products over any alternatives.

We currently do not have any sales, marketing, or distribution capabilities, and therefore must either acquire or internally develop sales, marketing, and distribution capabilities or make arrangements with third parties to perform these services. If our product candidates demonstrate sufficient clinical benefit to obtain regulatory approval for marketing, we intend to seek third parties as partners to market, sell, and distribute such products. These distribution partners may not promote our products as aggressively as we would like, may not be successful in their sales and distribution efforts, or may fail to promote our products altogether. Any of these events would have a material adverse effect on our business, financial condition, and results of operations. These events may also lead us to try to establish our own marketing and sales force. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our product development efforts. Moreover, we may not be able to establish in-house sales and distribution capabilities or relationships with third parties.

If successfully developed, our products will compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other biotechnology companies. These products may also compete with new products currently under development by other pharmaceutical and biotechnology companies, and with products which may cost less than our products or may be more effective than our products. If our products do not achieve significant market acceptance, our business, financial condition, and results of operations will be materially adversely affected.

REIMBURSEMENT PROCEDURES AND FUTURE HEALTHCARE REFORM MEASURES ARE UNCERTAIN AND MAY ADVERSELY IMPACT OUR ABILITY TO SUCCESSFULLY SELL OR LICENSE ANY PHARMACEUTICAL PRODUCT.

If any of our potential products is approved for commercialization by national regulatory authorities, the extent of sales will depend upon the availability of reimbursement from third-party payors such as Medicare in the United States and similar government health administration authorities in other countries, as well as private health insurers and other organizations. Our ability to successfully sell or license any pharmaceutical product will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients or providers for the costs of any future pharmaceutical products and related treatments. Each jurisdiction has its own regulatory scheme. Significant variation exists as to the reimbursement status of newly approved healthcare products, and we cannot assure you that adequate third party coverage will be available to establish price levels sufficient for us to realize an appropriate return on our investment in developing new products or for existing products. Increasingly, government and other third-party payors are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. Reimbursement levels may be related to issues of cost-effectiveness, which are evaluated differently in different jurisdictions. Inadequate coverage or reimbursement could adversely affect market acceptance of our products. Recently, the prices of medical products and services have been examined and challenged by third parties and consumers of such products and services. Successful challenges or government reform in this area could negatively affect our profitability.

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In the United States, government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these payers may place conditions on the use of new products which limit their market penetration or may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these costs containment efforts. U.S. managed care organizations and government health insurance programs may seek to restrict the use of new products, delay authorization to use new products or limit coverage. New rule making by the Center for Medicare and Medicaid Services could affect drug coverage and payments by Medicare. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

WE HAVE NO GUARANTEE THAT OUR PRESENT MANUFACTURING FACILITY WILL BE SUFFICIENT FOR OUR NEEDS IN THE FUTURE.

Currently we manufacture our monoclonal antibody products in our own pilot manufacturing facility. All manufacturing of biopharmaceutical products is controlled by regulatory authorities. Methods of manufacture as well as validation of manufacturing procedures and quality control systems are reviewed by regulatory authorities, such as the FDA and Heath Canada to determine their effect on the quality, purity and potency of products. All such manufacturing procedures, validation programs and quality assessment activities must be properly documented in accordance with regulatory requirements. Both the FDA and Health Canada conduct inspections to determine compliances with "current good manufacturing practices" or "cGMP's" to ensure that products used in human testing are adequately characterized in terms of identity, potency and purity. GMP standards become more stringent as the stage of human testing increases; and material used in pivotal phase III trials is generally required to comport with standards expected of marketed drugs..

Our manufacturing facility is not currently certified as a cGMP facility. If we cannot demonstrate that our products are manufactured in accordance with cGMP requirements, we may not be able to initiate clinical studies in the United States. Comparable manufacturing requirements exist for other jurisdictions, including Canada and the European Union.. If we cannot manufacture our products under cGMP conditions in our own facility, the cost of outsourcing GMP manufacturing to third parties would have a material adverse affect on our business, financial condition and results of operations. Third party manufacturers may not be able to meet our program needs for timing , quantity or quality of materials; and we may encounter delays in the development of data required for marketing approval. Any such delays may lower our revenues and potential profitability.

COMPETITIVE PRODUCTS AND TECHNOLOGIES MAY REDUCE DEMAND FOR OUR PRODUCT CANDIDATES AND TECHNOLOGIES.

Our success depends upon maintaining our competitive position in the research, development, and commercialization of products and technologies in our area of expertise. Competition from pharmaceutical, chemical and biotechnology companies, and universities and research institutes is intense and expected to increase. Many of these competitors have substantially greater research and development capabilities, experience in manufacturing, marketing, financial, and managerial resources than we do and represent significant competition for us. In particular, we consider two companies, Seattle Genetics and Immunogen Inc., to be our closest competitors because they employ armed antibodies to treat various forms of cancer, although neither of them are using the armed antibodies method to treat head and neck cancer or bladder cancer.

We cannot assure you that developments by others will not render our product candidates or technologies non-competitive or obsolete, or that we will be able to achieve the level of acceptance within the medical community necessary to compete successfully. We are aware of several potential competitors that are at various stages of development or that have commercial sales of products that may address similar cancer indications. The success of our competitors and their products may have a material adverse impact on our business, financial condition, and results of operations.

Our Platform of Technologies

Our integrated platform of technologies is based on two key features: (i) isolating the human immune response to cancer for monoclonal antibody generation; and (ii) delivering cytotoxic protein payloads to tumors. We have competitors in both of these areas as described below.

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Monoclonal Antibody Generation

Our Hybridomics(TM) technology isolates antibodies from the human immune system and is independent of the need for a known target antigen for antibody generation. Unlike our antibodies, the antibodies generated by our competitors may only be generated once an antigen target has been identified and isolated and are not obtained from humans, although some of them are commonly referred to as "human antibodies". Antibodies generated by our competitors fall into several classes: murine, mouse-human chimeric, humanized, or "human". We are not aware of any competitor companies generating fully human monoclonal antibodies. Producers of humanized antibodies that are approved for sale in the United States include Genentech, Inc. and Hoffmann-La Roche Ltd. (Herceptin(R)), Genentech, Inc. (Avastin), Wyeth Inc. (Mylotarg(R)), ImClone Systems Incorporated (Erbitux), Millennium Pharmaceuticals, Inc. and Ilex Oncology, Inc. (Campath(R)), MedImmune, Inc. (Synagis(R)), and Centocor, Inc. (Remicade(R)). Companies that develop products based on transgenic mouse antibodies include Abgenix, Inc. (ABX-EGF) and Cambridge Antibody Technology Group plc and Abbott Laboratories Limited (Humira(R)). Companies that develop products approved for sale in the United States incorporating mouse-human chimeric antibodies include Biogen IDEC Pharmaceuticals Inc., Genentech, Inc. and Hoffman-La Roche Ltd. (Rituxan(R)), Centocor Inc. (ReoPro(R)), and Novartis Pharma AG (Simulect(R)).

Payload Delivery

The attachment of payloads to antibodies may make them more effective. Two of our major competitors in the field of antibody payload development, Seattle Genetics, Inc. and ImmunoGen, Inc., have principal payload technology based upon small molecule cytotoxic drugs that require chemical conjugation through a linker to attach the payload to the antibody. According to the web sites of these companies, as of January 5, 2005, each of these two companies has three products in clinical development, the most advanced of which are in Phase II clinical trials. In addition, there are two radiolabelled antibodies approved for sale in the United States, Zevalin(R) (Biogen IDEC Pharmaceuticals Inc.) and Bexxar(R) (Corixa Corp. and GlaxoSmithKline plc). In contrast, our cytotoxic protein payloads are directly linked to our antibodies and we believe this production of the payload and antibody together lowers production costs and enhances the stability of the linkage. In addition, our cytotoxic protein payloads are not expected to have the problems of radioactive exposure associated with radioisotope payload delivery.

OUR INDUSTRY IS CHARACTERIZED BY RAPID CHANGE AND A FAILURE BY US TO REACT TO THESE CHANGES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

The biotechnology industry is characterized by rapid and substantial technological change. Alternative forms of medical treatment may render our technologies or product candidates of lower or no value in the future. Our future success depends on our ability to adapt to this change and keep pace with new technological developments and emerging industry standards, and we cannot assure you that we will be able to do so.

IF WE FAIL TO HIRE OR RETAIN NEEDED PERSONNEL, THE IMPLEMENTATION OF OUR BUSINESS PLAN COULD SLOW AND FUTURE GROWTH COULD SUFFER.

Our success depends in large part upon our ability to attract and retain highly qualified scientific and management personnel. Competition to retain personnel in the biotechnology field from other companies, academic institutions, government entities, and other organizations is intense. We cannot assure you that we will retain our current personnel and will be able to continue to attract qualified personnel, and any failure to do so could slow implementation of our business plan or future growth. To date, however, we have had no difficulties attracting and retaining highly qualified scientific and management personnel. Additionally, none of our scientific or management personnel have indicated that they have plans to retire or leave our company in the foreseeable future.

THE LOSS OF THE SERVICES OF OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

We are highly dependent on the knowledge and services of our President and Chief Executive Officer, Dr. Nick Glover. If we were to lose Dr. Glover's services, it would be difficult and costly to find a replacement, it would have a severe impact on the implementation of our business plans and our future growth would suffer. We do not

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have "key person" insurance with respect to Dr. Glover. We and Dr. Glover have entered into an employment agreement that may be terminated by Dr. Glover on three months' written notice or by us without prior notice for reasons of just cause or disability. There are no other members of our management or scientific staff whose departure could have a material effect on our business.

WE CONDUCT CERTAIN ELEMENTS OF OUR BUSINESS INTERNATIONALLY, AND THE DECISIONS OF SOVEREIGN GOVERNMENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

We conduct certain elements of our business internationally. We have conducted a clinical trial in Russia, and are conducting clinical trials in Brazil and Canada. We intend to, and may conduct clinical trials in other jurisdictions. Sovereign governments, including Canada, may establish laws or regulations that will be deleterious to our interests or that will affect our ability, as a foreign corporation, to obtain access to regulatory agencies in Russia, Brazil, Canada, and any other jurisdictions. Governments have also, from time to time, established foreign exchange controls which could have a material adverse effect on our business, financial condition, and results of operations. To date, neither our operations nor our financial condition have been materially impacted due to laws or regulations of sovereign governments.

OUR OPERATING RESULTS MAY BE SUBJECT TO CURRENCY FLUCTUATIONS, AS OUR OPERATIONS ARE BASED LARGELY IN CANADA, WHILE SOME OF OUR EXPENSES ARE IN U.S. DOLLARS OR OTHER FOREIGN CURRENCIES.

Our operations are based in Canada, while some of our expenses, in particular those related to clinical trials, are in U.S. dollars or currencies other than Canadian dollars. In 2004, approximately 80% of our payments made in relation to accounts payable were made in Canadian dollars, approximately 15.5% were made in U.S. dollars and approximately 4.5% were made in other foreign currencies. The exchange rates among the Canadian dollar, the U.S. dollar, and other foreign currencies are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. We do not engage in currency hedging activities to limit the risks of these fluctuations. We are subject to risks associated with these currency fluctuations which may, from time to time, impact our financial position and results of operations.

OUR INSURANCE MAY NOT BE SUFFICIENT AND WE MAY BE EXPOSED TO LAWSUITS AND OTHER CLAIMS RELATED TO OUR PRODUCT CANDIDATES IN CLINICAL STUDIES AND PRODUCT LIABILITY WHICH COULD INCREASE OUR EXPENSES, HARM OUR REPUTATION, AND KEEP US FROM GROWING OUR BUSINESS.

The sale and use of human therapeutic products, including those products we are developing, involve an inherent risk of product liability claims and adverse publicity. Clinical studies include trials on humans. These studies create a risk of liability for side effects to participants resulting from an adverse reaction to the medications being tested or resulting from negligence or misconduct. While we currently maintain limited insurance related to our ongoing clinical trials, we cannot assure you that this insurance will continue to be available to us on commercially reasonable terms. Any claims might also exceed the amounts of this coverage. If we are unable to obtain our insurance at reasonable rates or otherwise protect ourselves against potential liability proceedings, we may be required to slow down any future development of products or may even be prevented from developing the products at all. Our obligation to pay indemnities or withdraw a product candidate from clinical trials following complaints could have a material adverse effect on our business, financial condition, and results of operations. Claims against us, regardless of their merit or potential outcome, may also result in severe public relations problems that could seriously damage our reputation and business viability.

In addition, certain drug retailers require minimum product liability insurance coverage as a condition of purchasing or accepting products for retail distribution. If any of our product candidates are successfully developed and approved for commercial sale, failure to satisfy these insurance requirements could impede our ability or that of any potential distributors of our products to achieve broad retail distribution of these products, which would have a material adverse effect on our business, financial condition, and results of operations.

We believe that our insurance coverage is consistent with that of similar companies in our industry. Our insurance coverage limitations are:

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

      -     General Commercial Liability: $5,000,000

      -     Property All Risks: $10,000,000

      -     Boiler & Machinery: $10,000,000

      -     Directors & Officers: $7,000,000

WE USE HAZARDOUS MATERIALS THAT ARE HIGHLY REGULATED AND WE MAY BE EXPOSED TO POTENTIAL LIABILITY IN THE EVENT OF AN ACCIDENT INVOLVING THESE MATERIALS; OUR COMPLIANCE WITH ENVIRONMENTAL REGULATIONS COULD BE COSTLY IN THE FUTURE.

Our discovery and development processes involve the controlled use of radioactive and hazardous materials. We are subject to Canadian federal, provincial, and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident of this nature, we could be held liable for any damages that result and any liability of this kind could exceed our resources and, if so, we may have to cease operations. We have general liability insurance which may not be sufficient to cover the cost of any injuries or other damage sustained in respect of these risks. Our coverage limitations under our insurance policies are described above under "-Our insurance may not be sufficient and we may be exposed to lawsuits and other claims related to our product candidates in clinical studies and product liability which could increase our expenses, harm our reputation, and keep us from growing our business". We cannot assure you that we will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that our operations, business, or assets will not be materially adversely affected by current or future environmental laws or regulations.

TEVA PHARMA B.V. HAS A RIGHT OF FIRST NEGOTIATION TO OBTAIN AN EXCLUSIVE LICENSE TO DEVELOP AND DISTRIBUTE THE NEXT FIVE INDICATIONS OF PROXINIUM(TM) FOR WHICH WE WOULD OTHERWISE SEEK A LICENSEE.

As of March 28, 2005 Teva holds 1,402,100 of our common shares, and warrants to acquire 1,402,100 of our common shares at a price of $2.00 per share. The warrants expire on September 10, 2008. Until September 10, 2008, or earlier if triggered by us, so long as Teva holds any of our common shares, we have granted to Teva a right of first negotiation to obtain an exclusive license to develop and distribute the next five indications of Proxinium(TM) for which we would otherwise seek a licensee. We are obligated to notify Teva in these circumstances and to negotiate the terms of a license agreement with Teva for 60 days from the date of our notice to Teva on an exclusive basis. If we fail to execute and deliver a license agreement at the end of this 60 day period, we are free to negotiate the terms of a license with any third party, provided that the terms offered to the third party are not materially more favorable than those offered to Teva. This right of first negotiation could constrain our ability to negotiate a license in respect of any of the next five indications of Proxinium(TM) for which we would otherwise seek a licensee. In addition, this right of first negotiation could discourage potential licensees from negotiating with us in respect of a license for any of these indications.

AS WE ARE A CANADIAN COMPANY, THERE MAY BE LIMITATIONS ON THE ENFORCEMENT OF CERTAIN CIVIL LIABILITIES AND JUDGMENTS OBTAINED IN THE UNITED STATES AGAINST US.

We are continued under the laws of the province of Ontario, Canada and our assets are located outside of the United States. Almost all of our directors and officers, as well as the expert named in this registration statement, are residents of Canada, and all or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may not be possible for shareholders effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for shareholders to enforce against us or them in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S. Therefore, it may not be possible to enforce those actions against us, most of our directors and officers or the expert named in this registration statement. In addition, there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws.

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RISKS RELATED TO OUR COMMON SHARES

WE HAVE CONTROLLING SHAREHOLDERS WHO CAN MAKE DECISIONS RELATING TO OUR CORPORATE MATTERS, DETERMINE THE OUTCOME OF AN ELECTION OF DIRECTORS, AND MAKE FUTURE SALES OF THEIR COMMON SHARES, ANY OF WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE PRICE OF OUR COMMON SHARES.

As at January 1, 2005, the Dan Group, which consists of Mr. Leslie Dan, his daughter, Ms. Andrea Dan-Hytman, and companies that they control: 1401798 Ontario Limited, Clairmark Investments Ltd., Dan Family Holdings Ltd. and ADH Investments (1999) Inc., collectively beneficially owned 57,372,635 common shares, or approximately 91.9% of the common shares including their presently exercisable options and other convertible securities. Consequently, the Dan Group is, and will continue to be, in a position to determine the outcome of corporate actions requiring shareholder approval, including: electing a majority of the members of our board of directors; adopting amendments to our articles of continuance and by-laws; and approving a merger or consolidation, liquidation, or sale of all or substantially all of our assets. The Dan Group may have interests that differ from yours. For example, the Dan Group may decide not to enter into a transaction in which our shareholders would receive consideration for their common shares that is much higher than the cost of their investment in our common shares or the then applicable market price of our common shares. Alternatively, the Dan Group can effectively hand pick our Directors and can ensure that, in each election, our current Directors are either re-elected or ousted, en mass. This level of control can lead to the entrenchment of our management.

Any member of the Dan Group could decide to sell its common shares, subject to applicable securities laws. We do not have any control over any decision that any member of the Dan Group may make in the future regarding its continued ownership of our common shares. If any member of the Dan Group pledges its common shares as security for indebtedness, any realization on this security could result in sale of these common shares. We cannot make any prediction as to the effect, if any, a future sale of common shares of this nature may have on the market price of our common shares. However, sales of substantial amounts of common shares, or the perception that these sales could occur, could adversely affect the market price of our securities. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

Mr. Dan is the Chairman of our board of directors, but no member of the Dan Group is part of the management of our company.

WE HAVE NOT PAID, AND DO NOT INTEND TO PAY, ANY CASH DIVIDENDS ON OUR COMMON SHARES AND THEREFORE OUR SHAREHOLDERS MAY NOT BE ABLE TO RECEIVE A RETURN ON THEIR SHARES UNLESS THEY SELL THEM.

We have never paid dividends on our common shares and we do not expect to have the ability to pay dividends in the foreseeable future. If we generate earnings in the future, we expect that they will be retained to finance further growth and, when appropriate, retire debt. Our board of directors will determine if and when dividends should be declared and paid in the future based on our financial position and other factors relevant at the particular time. Until we pay dividends, which we may never do, you will not be able to receive a return on your investment in our common shares unless you sell them, which you may only be able to do at less than the price you paid for them.

THE MARKET PRICE AND TRADING VOLUME OF OUR COMMON SHARES MAY BE VOLATILE.

The market price and trading volume of our common shares on the TSX has experienced significant volatility and will likely continue to do so, which has been or could be in response to numerous factors, including:

      -     quarterly variations in operating results;

      -     market conditions in the industry;

      - announcements of results of testing, technological innovations or new product candidates or products by us, or the introduction of new products by our competitors;

      - our customers or competitors, government regulations, developments concerning proprietary rights, litigation, and public concerns as to the safety of our product candidates;

      -     announcements of acquisitions;

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

      -     general fluctuations in the stock market;

      - revenues and results of operations below the expectations of the public market; and

      - the fact that most of our common shares are held by the Dan Group, which may affect the volatility and liquidity of our common shares because there is a limited number of shares available for trading by persons other than the Dan Group.

Any of these factors could result in a sharp decline in the market price of our common shares.

Since January 1, 2003, on a post-share consolidation basis, the trading price of our common shares has ranged from a low of $1.40 per share to a high of $4.80 per share. Price fluctuations during that period were generally in keeping with general trends in the stock price of biotech companies generally, but our stock price increased in the fall of 2004 in response to the announcement of positive Phase I clinical results for Proxinium(TM).

During 2004, an average of approximately 8,236 of our shares traded per day on the TSX, although on some trading days our shares did not trade at all. In addition, stock markets have occasionally experienced extreme price and volume fluctuations. Historically, the market prices for the securities of biopharmaceutical companies, including ours, have been particularly affected by these market fluctuations, and these effects have often been unrelated to the operating performance of these particular companies. These broad market fluctuations may cause a decline in the market price of our common shares.

WE MAY NOT MEET THE RELEVANT AMEX LISTING CRITERIA, OR IF WE DO, THERE COULD BE A LIMITED MARKET FOR OUR COMMON SHARES, WHICH COULD REDUCE LIQUIDITY AND INCREASE VOLATILITY IN OUR TRADING PRICE.

We intend to apply to list our common shares for trading on Amex, but we cannot assure you that our application, if made, will be approved. Even in the event we are listed on Amex, we cannot assure you that an active trading market in our common shares in the U.S. will be established, or, if established, sustained. As noted in "The Offer and Price History -Price History", the market price and trading volume of our common shares on the TSX is volatile.

In the event we are listed on Amex, the market price for our common shares on Amex could be subject to wide fluctuations. The following factors may have a significant impact on the market price of our common shares:

      -     quarterly variations in operating results;

      -     market conditions in the industry;

      - announcements of results of testing, technological innovations or new product candidates or products by us, or the introduction of new products by our competitors;

      - our customers or competitors, government regulations, developments concerning proprietary rights, litigation, and public concerns as to the safety of our product candidates;

      -     announcements of acquisitions;

      -     general fluctuations in the stock market;

      - revenues and results of operations below the expectations of the public market; and

      - the fact that most of our common shares are held by the Dan Group, which may affect the volatility and liquidity of our common shares because there is a limited number of shares available for trading by persons other than the Dan Group.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

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THE SIGNIFICANT COSTS THAT WE WILL INCUR AS A RESULT OF BEING A PUBLIC COMPANY
IN THE UNITED STATES AND CANADA COULD ADVERSELY AFFECT OUR BUSINESS.

We intend to apply to list our common shares on Amex, and if our application is approved, we will incur significant legal, accounting and other expenses as a public company on both Amex and the TSX. These expenses include, among others, costs with respect to preparing securities regulatory filings, costs in connection with compliance with the internal control audit provisions of the Sarbanes-Oxley Act of 2002, costs in connection with other provisions of the Sarbanes-Oxley Act, Amex listing fees and potentially higher director and officer insurance premiums. We currently expect our annual compliance expenses to increase by approximately $500,000 per year upon listing on Amex. In addition, the requirements we will face by being listing on Amex will impose significant time demands on our management. Although it has not yet been a problem for us, becoming subject to the reporting obligations of the Exchange Act could make it more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

AS A FOREIGN PRIVATE ISSUER, WE ARE SUBJECT TO DIFFERENT U.S. SECURITIES LAWS AND RULES THAN A DOMESTIC ISSUER, WHICH MAY, AMONG OTHER THINGS, LIMIT THE INFORMATION AVAILABLE TO HOLDERS OF OUR SECURITIES.

As a foreign private issuer, we are subject to requirements under the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are different from the requirements applicable to domestic U.S. issuers. For example, our officers, directors, and principal stockholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our common shares. The periodic disclosure required of foreign private issuers is more limited than the periodic disclosure required of U.S. issuers and therefore there may be less publicly available information about us than is regularly published by or about U.S. public companies in the United States. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

ITEM 4: INFORMATION ON THE CORPORATION

A. HISTORY AND DEVELOPMENT OF THE CORPORATION.

Viventia Biotech Inc. was incorporated in the Province of British Columbia, Canada on November 14, 1983 under the name of Illecillewaet Exploration Ltd. From our incorporation until 1995, we underwent various name changes, reorganization transactions and continuances in various jurisdictions. On May 22, 1987, we filed articles of amendment changing the name of the corporation from Illecillewaet Exploration Ltd. to Wirlwind Resources Ltd. On December 12, 1991, we filed articles of amendment changing the name of Wirlwind Resources to Spirit Resources Ltd. On July 31, 1992, we were continued in the State of Wyoming under the name Spirit Resources Ltd. On March 3, 1993 we completed a merger between Hygeia Delaware, incorporated on July 2, 1992, and Spirit Resources Ltd., forming Hygeia Delaware.

On July 12, 1995, we completed a merger between Hygeia Holdings, Inc., incorporated on April 4, 1995 in Wyoming, and Hygeia Delaware, forming Hygeia Holdings, Inc. (Wyoming). On July 18, 1995 we completed a merger between Hygeia Pharmaceuticals, Inc., incorporated on October 2, 1991 in California, and Hygeia Holdings, Inc. (Wyoming) forming Hygeia Holdings, Inc. (Wyoming).

On July 21, 1995, we were continued in the Province of British Columbia under the name Novopharm Biotech Inc. On July 28, 1995, Novopharm Biotech Inc. completed a business combination with the Biotech Monoclonal Division of Novopharm Limited to acquire certain biotechnology assets of Novopharm Limited. On August 25, 1997, we completed an amalgamation with Genesys Pharma Inc. under the name Novopharm Biotech Inc.

On July 9, 1998, we were continued under the Business Corporations Act (Ontario), or OBCA, under the name Novopharm Biotech Inc. Until December 31, 1999, all of our research and development activities were conducted through Novopharm Biotech Partnership I and Novopharm Biotech Partnership II. Both entities were partnerships between us and Novopharm Limited.

Partnership I was wound up effective July 31, 1998, and from then until December 31, 1999, all of our research and development activities were carried out through Partnership II. On the expiry of that partnership agreement, Partnership II was wound up and all remaining assets were transferred to us. Effective January 1, 2000, all of our research and development activities were carried out through Novopharm Biotech Inc. and we began reporting the results of our research and development activities and operations directly through our own financial statements. No partnership or other arrangement exists between us and Novopharm Limited.

On September 11, 2000, we filed articles of amendment to change our name to Viventia Biotech Inc. The name change was required as a result of the sale of Novopharm Limited in April 2000 to Teva Pharmaceutical. Although our company was not included in this sale, ownership of the trade name "Novopharm" was transferred to Teva Pharmaceutical, prompting the need to change our name. As a result of our name change, on October 17, 2000, our common shares, which had previously traded under the symbol "NBI", began trading under the symbol "VBI" on the TSX.

On May 7, 2004, our shareholders approved a special resolution authorizing the consolidation of our issued and outstanding common shares on a ten (10) for one
(1) basis, and we filed articles of amendment dated May 10, 2004 to give effect to this consolidation. On May 12, 2004, our common shares began trading on a consolidated basis on the TSX.

Our registered and head office is located at 10 Four Seasons Place, Suite 501, Toronto, Ontario, Canada, M9B 6H7, our phone number is (416) 291-1277, our fax number is (416) 335-9306 and our website address is www.viventia.com. The contents of our website are not incorporated by reference into this registration statement. We maintain an approximately 31,100 square foot manufacturing, laboratory, warehouse, and office facility at 147 Hamelin Street, Winnipeg, Manitoba, Canada, R3T 3Z1. Our agent for service in the United States is Torys LLP, 237 Park Avenue, New York, USA, 00137 3142.

From 2000 to 2002, we were primarily focused on the development of our two prior lead product candidates, VB2-011 (formerly H11) and 4B5, while concurrently building our core platform technologies. During 2002, we moved from a strategy of developing only two lead products to a strategy based on the development of multiple product candidates. You should refer to " -Business Overview -Our Platform of Technologies" in this registration statement for a discussion of our current product candidates and strategy.

Investments in capital assets totaled $2,355,000 during the last three full fiscal years and through March 31, 2005. These investments consisted primarily of plant equipment, leasehold improvements and office computer equipment.

            PERIOD                                      CAPITAL EXPENDITURES    CAPITAL DISPOSITIONS
---------------------------------                       --------------------    --------------------
Three Months Ended March 31, 2005                           $  1,069,000            $         0
Year ended December 31, 2004                                $    931,000            $   175,000
Year ended December 31, 2003                                $    223,000            $     6,000
Year ended December 31, 2002                                $    132,000            $    38,000

Work on the upgrading of the Winnipeg facility was completed in May 2005.

There is no indication of any public takeover offers by third parties in respect of our common shares or by us in respect of other companies' common shares which have occurred during the last or current financial year.

B. BUSINESS OVERVIEW.

OVERVIEW

We are a biopharmaceutical company specializing in the discovery and development of fully human monoclonal antibody therapies for the treatment of cancer. We currently have a lead product candidate in Phase I clinical development, Proxinium(TM), formerly VB4-845, for the treatment of head and neck cancer and bladder cancer. We also have several other product candidates, one of which, VB6-845 is in active pre-clinical development. Our platform of technologies is based upon the isolation of human monoclonal antibodies obtained from cancer patients and the development of those antibodies to deliver cytotoxic (cancer killing) "payloads" to cancer cells. We believe that our platform has the potential to develop safer, more potent anti-cancer therapeutics than those that are currently available. We have a manufacturing facility that is intended to produce multiple product candidates per year, and that we believe will produce sufficient quantities of our Armed Antibodies(TM) to meet our currently anticipated pre-clinical and clinical trial needs.

OUR DEVELOPMENT PLANS

PROXINIUM(TM) FOR HEAD AND NECK CANCER

Our second Phase I clinical trial, which we refer to as "Dosing Schedule 2", was completed in March 2005. Patient enrollment was completed in January, 2005. We intend to collate safety and efficacy data obtained from both our first Phase I clinical trial, which we refer to as "Dosing Schedule 1", and Dosing Schedule 2 in order to establish the optimal dose schedule and drug concentration for Proxinium(TM) treatment in this patient population. Refer to "Our Armed Antibodies(TM) Pipeline -Proxinium(TM) -Our Lead Product Candidate -Proxinium(TM) for the Treatment of Head and Neck Cancer" in this registration statement for a discussion of Dosing Schedule 1 and Dosing Schedule 2. On March 29, 2005 we reported preliminary results from an exploratory Phase I efficacy trial using direct intratumoral injection of Proxinium(TM) as a monotherapy for the treatment of patients with recurrent, refractory head & neck cancer. Preliminary efficacy analysis showed that 25% of the 16 evaluable patients who expressed the therapeutic target for Proxinium(TM) had a complete response to therapy (complete disappearance of treated tumor); 63% had an objective response (significant or partial shrinkage of treated tumor); and 88% had tumor growth control (objective response or stabilization of disease). The drug was reported to have a good safety profile and was well tolerated, consistent with previous results. Given these results, and the recent granting of Orphan Drug designation by the FDA, we are advancing our plans to begin our first pivotal study for Proxinium(TM) by the end of 2005. After meeting with the FDA in March 2005, we now have clear direction as to how to advance our clinical program for Proxinium(TM) in the United States.

PROXINIUM(TM) FOR BLADDER CANCER

We anticipate that our Phase I clinical trial being conducted in Canada will be completed by the end of the third quarter of 2005. If the results of this trial are successful, we expect to submit a Phase II clinical trial protocol for approval to the FDA and other jurisdictions by the fourth quarter of 2005. If this application is successfully approved, we anticipate that a Phase II clinical trial could begin by the end of the fourth quarter of 2005 and we would attempt to complete enrollment in approximately 18 months.

VB6-845 FOR OVARIAN CANCER

We anticipate that the preclinical safety and efficacy studies for our next drug candidate, VB6-845, for the treatment of ovarian cancer, will be completed by the end of the second quarter of 2005. If these studies are successful, we intend to submit a clinical trial application for approval in the third quarter of 2005. The appropriate jurisdiction in which to conduct this clinical study, if commenced, is under consideration.

OTHER PRODUCT CANDIDATES

We intend to continue to advance the research and development of certain other potential product candidates in 2005, with an expectation that at least one candidate product will enter into preclinical safety and efficacy studies by the end of 2005. We intend to continue our discovery and screening research throughout 2005 with a view to continuing to add to our portfolio of monoclonal antibodies.

OUR PRODUCT DEVELOPMENT STRATEGY

Our product development strategy is based on building a discovery and development engine to move monoclonal antibodies from discovery through pre-clinical testing and into clinical trials. We use the immune response of cancer patients for antibody generation and target discovery. Our product development strategy is designed to meet two key needs in the pharmaceutical industry:

      - the need to accelerate the introduction of new products that address unmet medical needs more quickly than current industry norms; and

      - the need to fill product development pipelines as patent protection expires.

In order to meet these needs, we focus on three key strategic research and development initiatives:

      - Developing a Broad Antibody Portfolio. We have developed a means to obtain anti-cancer antibodies from cancer patients and select the most promising antibodies from those obtained to add to our portfolio as potential development candidates. Our integrated platforms, Hybridomics(TM), ImmunoMine(TM), and UnLock(TM), facilitate the discovery of both human monoclonal antibodies and their corresponding antigen targets. For a discussion of our platforms, refer to " -Our Platform of Technologies" in this registration statement.

      - Building a Promising Product Pipeline. We are building a monoclonal antibody product pipeline of Armed Antibodies(TM) that we believe has therapeutic and commercial potential for the treatment of many forms of cancer. Our approach to cancer therapy is based upon engineering our antibodies with cytotoxic protein payloads in order to develop safer, more potent cancer therapies than are currently available. For a discussion of our product candidates, refer to " -Our Armed Antibodies(TM) Pipeline" and " -Our Platform of Technologies" in this registration statement.

      - Leveraging our In-house Product Development and Manufacturing Capabilities. Our in-house expertise and capabilities in process development and manufacturing allow us to reduce product development timelines by manufacturing antibodies for research and preclinical testing and subsequently transferring production into our fermentation suite to manufacture material intended for use in clinical trials. This particular advantage also reduces costs compared to contracting third party process development and manufacturing.

OUR BUSINESS MODEL

We believe that our product development strategy identified above provides us with multiple opportunities for value creation. Our business model has two central elements that leverage our research and development initiatives, capabilities and core competencies:

      - ENTERING INTO SALES AND MARKETING PARTNERSHIPS. We intend to discover and develop multiple lead product candidates and advance them through to clinical trials. If any of our product candidates successfully advance to and complete Phase II clinical trials, we intend to either finance further clinical development ourselves or enter into strategic partnerships with third parties in order to finance further clinical development, such as Phase III clinical trials. Ultimately, we intend to seek third parties as partners to market, sell and distribute any of our products that may be approved. Refer to "Risk Factors" and "Major Shareholders and Related Party Transactions -Related Party Transactions -Teva Pharma B.V." in this registration statement.

      - OUT-LICENSING ANTIBODIES AND TECHNOLOGIES. We believe one of the benefits of our integrated platform is that we generate more antibodies than we are able to develop ourselves. We plan to license to third parties those antibodies from our portfolio which we do not intend to develop and have already entered into arrangements to do so. In addition, we intend to out-license certain of our payload technologies to third parties.

ABOUT MONOCLONAL ANTIBODIES

Antibodies are naturally occurring proteins produced by the B-cells of the human immune system, and serve as an important defense against disease and infection. Human B-cells produce millions of different types of antibodies, all with a unique molecular structure that cause them to attach to and neutralize specific disease targets, referred to as antigens. For example, certain antibodies seek out and attach to viruses, bacteria, or diseased cells, making them susceptible to destruction by the human immune system. A single B-cell produces only one type of antibody referred to as a monoclonal antibody, and, conceptually similar to a lock and key mechanism, each monoclonal antibody (the key) has a unique molecular structure that directs it to a specific target antigen (the lock). Researchers discovered that this antibody response could be replicated for therapeutic benefit and this resulted in a number of approved antibody drugs.

THE EVOLUTION OF MONOCLONAL ANTIBODY TECHNOLOGY

The first generation of monoclonal antibody technology designed to replicate the human body's defense mechanism consisted of antibodies obtained from mice (murine) and later chimeric antibodies (derived from a combination of mouse and human protein sequences). These early antibodies found application in the diagnosis and treatment of certain cancers, such as non-Hodgkin's lymphoma. These antibodies contain mouse protein sequences and, as a result, the human immune system tends to recognize them as foreign. When this recognition occurs, the human body quickly neutralizes and eliminates them, necessitating frequent administration of the antibodies to have any therapeutic effect. When patients are repeatedly treated with mouse or chimeric antibodies, they begin to produce their own antibodies that effectively neutralize the therapeutic antibody, a reaction referred to as a "human anti-mouse antibody", or HAMA, response. In many cases, the HAMA response prevents the antibodies from having the desired therapeutic effect and may cause the patient to have a potentially life threatening allergic reaction known as anaphylaxis. Recognizing this limitation, over the last ten years, improvements in the technology have permitted the creation of second generation humanized antibodies, in which the mouse antibody is engineered to appear more human than mouse to the human immune system. Despite this development, these antibodies still frequently elicit a HAMA response. Most recently, so-called "human" monoclonal antibodies have been developed that may be regarded as the third generation of antibodies. These antibodies are commonly developed according to two broad technologies: phage display and transgenics. While these "human" antibodies theoretically contain a higher level of human protein sequence than their corresponding humanized, chimeric, or murine counterparts, unlike our antibodies, they are not human in origin, but have been generated through laboratory techniques using antibodies attached to the cell surfaces of bacterial viruses (phage display technology), or through artificial genetic recombination of mouse genes and human genes (transgenic technology) to produce synthetic antibodies having target recognition and other qualities similar to that of human antibodies.

According to a 2002 industry survey by the Pharmaceutical Research and Manufacturers of America, or PhRMA, antibodies accounted for over 20% of all biopharmaceutical products in clinical development. There are a number of monoclonal antibody products that are currently being marketed in the United States for a wide range of medical disorders such as cancer, transplant rejection, cardiovascular disease, and infectious diseases. Combined worldwide sales of two monoclonal antibody products for the treatment of cancer, Rituxan(R) (non-Hodgkin's lymphoma) and Herceptin(R) (breast cancer), represented approximately US$2.0 billion in revenues in 2003. For a discussion of other monoclonal antibody products, refer to " -Competition" in this registration statement.

OUR APPROACH TO MONOCLONAL ANTIBODIES

We have developed an approach in the field of monoclonal antibodies that we believe has certain distinctive competitive advantages over other technologies and therapeutic approaches. Our integrated platform is based on two key features:

      - Isolating the Human Antibody Response to Cancer. In normal physiology, the human immune system recognizes cancer cells as being abnormal and produces antibodies against those cancer cells. We have developed the means to obtain anti-cancer antibodies from cancer patients and to select the most promising antibodies from those obtained to add to our portfolio as potential drug development candidates. We believe that an advantage of our fully human monoclonal antibodies is that the human body is less likely to respond to them as foreign (as may be the case with mouse, chimeric, or humanized antibodies) and, as such, it is less likely to neutralize them. In addition, our discovery and development platforms eliminate many of the steps involved in standard approaches to monoclonal antibody research, and, as a result, we believe that our development timelines from antibody discovery to the start of clinical trials may be reduced from an industry average of over six years to less than 18 months. For a description of our discovery and development platforms refer to " -Our Platform of Technologies" in this registration statement.

      - Delivering Potent Payloads. Our approach to cancer therapy is based upon engineering our antibodies with cytotoxic protein payloads to create our Armed Antibodies(TM). We have developed technologies in cytotoxic protein delivery that have the potential to offer safer, more beneficial therapies for cancer patients. Our pre-clinical and preliminary Phase I clinical data suggest that targeted delivery of our cytotoxic payloads may lead to fewer side effects than standard chemotherapy due to less damaging toxicity to healthy, non-cancerous tissue. In addition, we are developing our payloads to be more potent than current anti-cancer drugs in order to increase their effectiveness against tumors.

We believe the key advantages of our integrated platform of technologies are:

      - Selectivity. Our ImmunoMine(TM) process selectively identifies antibodies that react with cancerous cells. Pre-clinical data indicate that our Armed Antibodies(TM) bind preferentially to antigens expressed on the surface of cancer cells over normal, healthy cells. As part of our screening program, we specifically rule out antibodies that bind to critical normal tissues.

      - Tumor-Activated Potency. Pre-clinical data suggest that our cytotoxic protein is only activated once inside the cancer cell, and can be at least 10,000 times more potent than current anti-cancer drugs.

      - Safety. We believe that our Armed Antibodies(TM) may be safer and more tolerable for patients than existing anti-cancer drugs due to their selectivity to cancer cells and their tumor-activated potency.

      - Compatibility. Pre-clinical data suggest that neither our human-generated Hybridomics(TM) monoclonal antibodies nor our cytotoxic protein will be neutralized by the human immune system.

      - Patient Benefit. Based on these key properties and advantages, we believe that therapy using our Armed Antibodies(TM) may achieve a more beneficial therapeutic outcome for cancer patients.

OUR ARMED ANTIBODIES(TM) PIPELINE

The following chart illustrates our current view of the stage of development of each of our product candidates.

PRODUCT
CANDIDATE               INDICATION              STAGE OF DEVELOPMENT                         STATUS
---------          --------------------         --------------------          ----------------------------------
Proxinium(TM)      Head and neck cancer        Phase I                        Clinical trial completed in Russia

                   Head and neck cancer        Phase I                        Clinical trial completed in Brazil

                   Bladder cancer              Phase I                        Actively enrolling in Canada

VB6-845            Ovarian cancer              Pre-clinical                   Preclinical efficacy and safety
                                                                              studies in progress

VB6-050            Solid tumors                Pre-clinical                   Research

VB6-008            Solid tumors                Pre-clinical                   Research

VB6-011            Solid tumors                Pre-clinical                   Research

The process of the development and commercialization of biopharmaceutical products is a lengthy one. Our products are at an early stage of development and we cannot assure you when, if ever, they may be commercialized. For a discussion of the regulatory process and the risks associated with the development and commercialization of our product candidates, refer to "Biopharmaceutical Regulatory Matters" and "Risk Factors" in this registration statement.

PROXINIUM(TM) -OUR LEAD PRODUCT CANDIDATE

Our development rationale for Proxinium(TM), formerly known as VB4-845, is based upon pre-clinical safety and efficacy studies. Data derived from our pre-clinical studies demonstrate that Proxinium(TM) binds to its cell surface target and is internalized into the cell, leading to activation of its cancer killing payload. In several mouse models, Proxinium(TM) has been shown to shrink large tumors that have been grown in the mice, and has generated complete tumor regressions in a significant number of these mice. Pre-clinical safety studies conducted on 27 animals suggested that Proxinium(TM) therapy should be safe and well tolerated in humans. We are currently developing Proxinium(TM) for the treatment of two clinical indications: head and neck cancer and bladder cancer.

Proxinium(TM) for the Treatment of Head and Neck Cancer

We have chosen to develop our lead product candidate Proxinium(TM) initially for the treatment of locally recurrent head and neck cancer. Head and neck cancer consists of soft tissue tumors of the larynx, tongue, mouth, oral cavity, and pharynx. Globally, head and neck cancer is the sixth most common form of cancer. In the United States, the American Cancer Society estimated that there would be approximately 28,260 new cases of head and neck cancer diagnosed in 2004. Only a small number of advanced head and neck tumors can be treated by surgery or radiation therapy, and medical literature provides that single agent chemotherapy has demonstrated a less than 10% success rate to date.

Our Phase I clinical development strategy for Proxinium(TM) for the treatment of head and neck cancer is to test two dosing schedules, each one in a separate clinical trial. One of these trials has already been completed in Russia and one has completed enrollment in Brazil. These clinical trials were primarily designed to establish the safety profile and tolerability of Proxinium(TM) in patients with locally recurrent head and neck cancer. In addition, these studies were intended to provide a preliminary assessment of the effectiveness of the drug over an escalating dose range. We intend to employ a dosing schedule based on the most effective of these two dosing schedules in a subsequent Phase II clinical trial, which we intend to hold in North America, subject to regulatory approval.

Our two dosing schedules are as follows:

      - Dosing Schedule 1. We have recently completed the enrollment of patients in an open-label Phase I clinical trial. This study was performed in Russia, a country in which there is a high incidence of head and neck cancer and was completed in just over eight months duration. The clinical research organization we used in Russia to conduct this clinical trial has advised us that it has previously supervised clinical trials for other companies and the data generated from those trials have been used to support certain New Drug Applications, or NDAs, in the United States. Patients enrolled in this study had advanced head and neck cancer and continuing disease progression, and the majority had failed previous courses of surgery, chemotherapy and/or radiotherapy. The study demonstrated the safety and tolerability of Proxinium(TM) monotherapy over an escalating dose range. Proxinium(TM) treatment resulted in several independently verified clinical responses. Of the 24 patients that were dosed in the study, 17 patients expressed the therapeutic target for Proxinium(TM), from which 14 patients were evaluated for their response to treatment. Of those 14 patients, two patients experienced significant tumour regressions of their treated lesions and four other patients experienced minor tumour regressions, yielding an objective response rate of 43%. Four other patients had stable disease following Proxinium(TM) treatment. Tumour growth control (objective responses plus stable disease) was therefore achieved in 71% of treated lesions.

      - Dosing Schedule 2. We are currently testing the second dosing schedule for Proxinium(TM)for the treatment of head and neck cancer in a second Phase I clinical trial being carried out in five clinical centers in Brazil, a country in which there is also a high incidence of head and neck cancer. The clinical research organization we are using in Brazil to conduct this clinical trial has advised us that it has previously supervised clinical trials for other companies in Brazil and the data generated from those trials have been used to support certain NDAs in the United States. 20 patients have been dosed in this clinical trial and enrollment is completed. On March 29, 2005 we reported preliminary results from an exploratory Phase I efficacy trial using direct intratumoral injection of Proxinium(TM) as a monotherapy for the treatment of patients with recurrent, refractory head & neck cancer. Preliminary efficacy analysis showed that 25% of the 16 evaluable patients who expressed the therapeutic target for Proxinium(TM) had a complete response to therapy (complete disappearance of treated tumor); 63% had an objective response (significant or partial shrinkage of treated tumor); and 88% had tumor growth control (objective response or stabilization of disease). The drug was reported to have a good safety profile and was well tolerated, consistent with previous results. Given these results, and the recent granting of Orphan Drug designation by the FDA, we are advancing our plans to begin our first pivotal study for Proxinium(TM) by the end of 2005. After meeting with the FDA in March 2005, we now have clear direction as to how to advance our clinical program for Proxinium(TM) in the United States.

We received orphan drug designation from the FDA on February 3, 2005 for Proxinium(TM) for the treatment of advanced, recurrent head and neck cancer.
The U.S. Orphan Drug Act provides financial, regulatory and marketing incentives to companies to help facilitate the development and marketing of drugs for the treatment of rare diseases or conditions that affect fewer than 200,000 patients in the United States. Orphan drug designation entitles Viventia to various incentives, including seven years of market exclusivity in the United States if Proxinium(TM) receives marketing approval by the FDA.

Orphan drug status is granted to a company for a specific drug product for a specific indication. Other drug products may receive orphan drug status for a similar or perhaps identical indication. If this were to happen, Proxinium(TM) would compete in the marketplace on equal terms with all drug products granted orphan drug status for the treatment of head and neck cancer. As with all drug products, the success of Proxinium(TM) would be based on certain factors including: price, effectiveness and ease of administration. If we were to be faced with this competition, particularly from other products with orphan drug status, we believe that the economic advantages of having orphan drug status would be reduced or eliminated.

Proxinium(TM) for the Treatment of Bladder Cancer

The American Cancer Society estimated that over 60,000 new cases of urinary bladder cancer would be diagnosed in the United States during 2004. Based on pre-clinical testing of Proxinium(TM) in various in vitro models of bladder cancer, a disease in which the antigen target for Proxinium(TM) has been amplified, we have determined that Proxinium(TM) has extremely low reactivity with normal bladder tissue at clinically relevant doses, and, based on this data, we believe it should be safe and well tolerated in humans. If our Phase I clinical data are positive, we intend to develop Proxinium(TM) for the treatment of bladder cancer patients who have failed prior standard therapies, and for whom surgery to remove the bladder is frequently the only recommended therapeutic option. We are not aware of any products currently approved in North America for the treatment of this class of patient. We have received approval from Health Canada to commence a Phase I clinical trial for the treatment of bladder cancer, and are actively enrolling patients to this study. In the fourth quarter of 2004, we received approval of a protocol amendment submitted to Health Canada to increase the dose administered and we expect to enroll up to 40 patients in this study.

OUR NEXT PRODUCT CANDIDATES

VB6-845, VB6-050, VB6-008, VB6-011 for the Treatment of Solid Tumors

These pre-clinical Armed Antibodies(TM) consist of monoclonal antibodies from our portfolio engineered with our proprietary cytotoxic protein. In our pre-clinical testing, these antibodies have been shown to bind to distinct antigens found on a variety of solid tumors, such as ovarian, breast, prostate, and lung cancers. We have demonstrated that VB6-845 has effective cancer cell killing properties in pre-clinical tests. We are currently producing pre-clinical batches of VB6-845 in our manufacturing facility. We have initiated animal efficacy studies and safety studies for VB6-845 for the treatment of ovarian cancer. VB6-050, VB6-008 and VB6-011 are currently in early stage research testing.

OUR PLATFORM OF TECHNOLOGIES

Our approach to the field of antibody therapeutics is to use the human immune response to cancer which generates human monoclonal antibodies in response to exposure to a corresponding antigen target on the surface of the cancer cell. This is in contrast to the industry standard approach in the field of monoclonal antibody research, which involves first identifying an antigen and validating its relevance as a cancer target, and then generating antibodies against that antigen through a variety of means. Subsequent development may involve improving upon the properties of the antibody to enable clinical development. Our discovery and development approach eliminates these stages and, as a result, we believe that our development timelines from antibody discovery to the start of clinical trials may be reduced from an industry average of over six years to less than 18 months. This anticipated reduction in development timelines is based on the successful integration of our technology platforms:
Hybridomics(TM), ImmunoMine(TM), UnLock(TM), and Armed Antibodies(TM).

Hybridomics(TM)

We have developed an antibody discovery platform that employs the human immune response to cancer. Hybridomics(TM) is based on technology used to isolate human antibodies obtained from cancer patients. The first step in this process is the acquisition of clinical samples from cancer patients, from which we isolate immune cells. These clinical samples are used to create an antibody-producing "hybridoma" cell, formed by fusing the cancer patient's immune cells with a second, immortalized cell. These hybridoma cells act as antibody producing "factories" from which we isolate the human antibodies which enter our screening process, ImmunoMine(TM).

ImmunoMine(TM)

ImmunoMine(TM) is a high-throughput screening platform that we have built to characterize the monoclonal antibodies we have obtained from cancer patients in order to select the most promising antibodies for their ability to deliver cell-killing payloads selectively to cancer cells. ImmunoMine(TM) consists of a rapid screening "funnel" that distinguishes human antibodies that react specifically with cancer cells and not normal tissues from those that do not have those properties. Antibodies that successfully complete our ImmunoMine(TM) screening process are then added to our portfolio of tumor selective monoclonal antibodies.

UnLock(TM)

We begin the UnLock(TM) antigen identification research program when a promising antibody reaches an advanced stage of the ImmunoMine(TM) screening process. UnLock(TM) is our protein characterization platform that we have built to identify the antigen targets of our monoclonal antibodies and is based upon leading-edge protein identification tools and techniques. Using the immune response to cancer as a drug discovery approach provides us with an opportunity to isolate antibodies that target specific antigens only found on the surface of cancer cells. Our approach is in contrast to the industry standard approach in monoclonal antibody research, which involves first identifying an antigen and determining its relevance as a cancer target, and then generating antibodies through a variety of means. The integration of our Hybridomics(TM), ImmunoMine(TM), and UnLock(TM) platforms provides us the potential to discover unique human monoclonal antibodies and their corresponding novel antigen targets.

Armed Antibodies(TM)

Used alone, antibodies have the potential to recognize tumor cells but are frequently not potent enough to provide a significant medical benefit to the patient. An alternative use of antibodies that makes them more effective therapeutics is to link them with cancer killing payloads. Potential payloads include radioisotopes or small molecule cytotoxic drugs. We believe that our Armed Antibodies(TM) platform, which is based upon engineering our antibodies with potent, cytotoxic proteins, represents an evolution in both payload delivery technology and protein drug manufacturing.

The human body typically recognizes cytotoxic proteins as foreign and neutralizes them, limiting their therapeutic potential. To alleviate this constraint, we have modified a cytotoxic protein we had previously licensed by identifying and removing various regions of the cytotoxic protein that the human immune system could have potentially recognized and subsequently neutralized. Pre-clinical data indicate that this modified cytotoxic protein retains all of its cancer killing activity but will not be recognized or neutralized by the human immune system. We intend to engineer this protein with our monoclonal antibodies to generate Armed Antibodies(TM) for development as potent anti-cancer therapeutics.

OUR MANUFACTURING CAPABILITIES

According to a number of biopharmaceutical industry sources, as cited in articles published in Red Herring, ContractPharma, Betterhumans, BusinessWeek, Hum-Molgen and a research report published by UBS Warburg, a worldwide shortage of biologics manufacturing facilities currently exists and is expected to persist for some time, which has the potential to have a negative impact on the movement of new biopharmaceutical products, both into clinical development and into commercial sales. This is why we believe that our in-house manufacturing capability is a valuable asset for us.

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

The biopharmaceutical manufacturing infrastructure at our 31,100 square foot facility in Winnipeg, Manitoba consists of a classified fermentation suite and post-production processing capabilities currently dedicated to producing our Phase I clinical trial batches and clinical trial batches for any future Phase II clinical trials. We have fully integrated research, process development, and manufacturing facilities, which we believe have the potential to reduce product development timelines and increase the probability of successful scale-up for commercialization. Our capabilities span all phases of the antibody production process, including the production of whole antibodies, antibody fragments, cytotoxic proteins, and Armed Antibodies(TM).

Our manufacturing facility is intended to produce multiple product candidates per year and we believe it will produce sufficient quantities of our drug candidates to meet our currently anticipated clinical trial needs. In addition, we believe that our in-house production capabilities will allow us to supply our pre-clinical, quality, and product archiving requirements. We are currently manufacturing Proxinium(TM) in our manufacturing facility to supply materials for our clinical trials.

INTELLECTUAL PROPERTY

Our success depends, in part, on our ability to obtain and enforce patent and other intellectual property rights in respect of our antibody discoveries, cytotoxic proteins, and elements of, and improvements to, our technology platform and processes. We pursue patent coverage for our intellectual property in countries where we believe a substantial market for our product candidates exists. As described below, certain of our product candidates are the subject of patents and patent applications that we have licensed from third parties. Typically, license agreements expire on the expiration of the last patent licensed pursuant to the agreement.

Our know-how and technology may not be patentable or we may, for strategic business reasons, elect not to patent our know-how and technology, though they may constitute trade secrets. To help protect our intellectual property rights, we require all of our employees to enter into a standard confidentiality and business ethics agreement which includes non-competition obligations. In addition, each employee is required to sign an acknowledgement that the employee has read and agrees to comply with our code of conduct including an acknowledgement that all research information and inventions remain our sole and exclusive property. Our consultants, advisors and collaborators are required to enter into non-disclosure agreements. We cannot assure you, however, that any of these agreements will provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosure. For a further discussion of this risk, refer to "Risk Factors" in this registration statement.

INTELLECTUAL PROPERTY RELATING TO OUR PRODUCT CANDIDATES

Proxinium(TM), VB6-845, VB6-050, VB6-008, and VB6-011

In January 2003, we exclusively licensed, on a worldwide basis, the rights to certain patent applications relating to the antibody used in Proxinium(TM) and VB6-845 from The University of Zurich, Switzerland. We are currently in the process of negotiating a license agreement in respect of one form of the antibody of our Proxinium(TM) product candidate. The payload used for VB6-845 is discussed below under "-Intellectual Property Relating to Our Platform of Technologies -Armed Antibodies(TM)".

Pursuant to the Zurich license, we have exclusively licensed, on a world-wide basis, the rights to six patent applications related to our lead product candidate Proxinium(TM), of which two are in the United States, one is in each of Canada, Europe and Japan and one is an international application that relates to the use of Proxinium(TM) in the treatment of head and neck cancer (squamous cell carcinomas) and bladder cancer.

The Zurich license provides that we make certain milestone payments to The University of Zurich in respect of certain stages of regulatory approval reached by a product candidate based on this antibody. In addition, we are obligated to pay royalties to The University of Zurich in respect of net sales of any product generated using this antibody, less certain amounts payable to third parties.

We have the obligations:

      - to make the records related to the agreement available to The University of Zurich for inspection and audit;

      - to diligently proceed with the development, manufacture and sale of licensed products;

      -     to use reasonable efforts to promote the sale of licensed products;

      - to obtain all necessary government approvals for the manufacture, use and sale of licensed products; and

      -     to submit reports to The University of Zurich on a regular basis.

The University of Zurich must prosecute and maintain the patents and applications in patent rights, provided that we reimburse it for patent costs (preparation, filing, prosecution, and maintenance). The University of Zurich must provide us with drafts of all applications and papers it plans to file with any patent office at least 30 days before filing, and copies of all communications from patent offices promptly after receipt of them. We must apply for an extension of the term of any patent in patent rights if appropriate under the U.S. Drug Price Competition and Patent Term Restoration Act and/or European, Japanese and other counterparts of them.

In 1994, we exclusively licensed, on a worldwide basis, the technology that we used to generate our VB6-050, VB6-008, and VB6-011 product candidates from McGill University. This license provides us with a fusion partner cell line that can be used to generate hybridomas from human immune cells. We pay an annual maintenance fee, and are obligated to pay milestone payments in respect of certain regulatory approvals and royalties on commercialization of any products. We intend to seek patent protection in respect of the composition of matter and therapeutic uses of these product candidates.

As of the date of this registration statement, we had 18 patents and patent applications relating to VB6-011 in the United States, Canada, the European Union, and other countries, of which we have been granted five patents in the United States, Australia, New Zealand, and Singapore. Three of these five patents expire on May 22, 2017, one expires on May 22, 2016 and one expires on October 22, 2017. One of our pending Australian patent applications, which is a Divisional application to a granted patent, has been allowed, and no notice of opposition has been received during the three month opposition period. The expiry date for this Divisional application is May 22, 2017. In order for this Divisional application to be granted, the granted patent from which this Divisional application is derived will have to be surrendered. The Divisional application will include the scope of the surrendered patent. We have the obligation to protect and bear the cost of defending the patent rights of the patents we own.

As of the date of this registration statement, we have one provisional patent application related to VB6-008 and one provisional patent application related to VB6-050, both filed in the United States.

INTELLECTUAL PROPERTY RELATING TO OUR PLATFORM OF TECHNOLOGIES

Hybridomics(TM)

The intellectual property in our Hybridomics(TM) platform is protected by the law relating to trade secrets. We have licensed three technologies which we use as tools to assist us in implementing this platform.

In addition to the McGill license, in June 2003 we licensed technology from The Trustees of Columbia University in the City of New York on an exclusive basis. This technology enables us to isolate human antibody-producing B-cells generated by an immune response from cancer patients, and fuse them with immortal human myeloma cells, creating antibody-producing human hybridoma cells capable of growing continuously in culture. Consistent with industry practice, we must make milestone payments in respect of certain stages of regulatory approval reached by a product candidate generated by this technology, as well as royalties calculated with respect to net sales of these products, less certain amounts payable to third parties.

We have the obligations:

      - to make the records related to the agreement available to the University of Columbia for inspection and audit;

      - to diligently proceed with the research and development of the licensed products;

      -     to submit reports to the University of Columbia on a regular basis;
            and

      - not to use the name, insignia or symbols of the University of Columbia without its prior written consent.

The University of Columbia must prepare, file, prosecute and maintain all licensed patents in its name (and in our name in the case of joint inventorship) under the agreement in countries designated by us. We reimburse the University of Columbia for some expenses incurred in filing, prosecuting and maintaining the licensed patents, and in some cases the expenses are shared equally by us and third parties. If we do not wish to have a licensed patent application filed or prosecuted in a particular country, the University of Columbia may file the application or continue prosecution at its own expense.

ImmunoMine(TM) and UnLock(TM)

Our processes in respect of the ImmunoMine(TM) and Unlock(TM) technologies are protected by the law relating to trade secrets and we anticipate seeking intellectual property protection, to the extent possible, in respect of any product candidates generated by these processes.

Armed Antibodies(TM)

The intellectual property rights in our Armed Antibodies(TM) platform consist of trade secrets and third party licenses. In August of 2002, we entered into a license agreement with Tanox, Inc., subsequently assigned by Tanox to the former shareholders of Tanox Pharma B.V., a subsidiary of Tanox, granting us an exclusive license to certain Tanox patents and know-how related to a patented cytotoxic protein.

We have the obligations:

      - to make the records related to the agreement available to Tanox for inspection and audit;

      -     to submit reports to Tanox on a regular basis; and

      - to not use the name of Tanox in any commercial or advertising activity without written permission.

Tanox must prepare, file, prosecute, and maintain licensed patents during the term of the agreement and will pay all associated patent costs. We reimburse Tanox for all reasonable patent costs within 30 days after receiving a written invoice for the costs. All licensed patents must be filed, prosecuted and maintained in Tanox's name, and all patents on improvements must be filed, prosecuted, and maintained in our name. We must maintain control over the patents in a manner that preserves Tanox's rights to improvements.

In October 2002, we entered into a research agreement with Biovation Ltd. (Merck
KgaA) to further develop the cytotoxic protein licensed from Tanox. This collaboration identified and removed regions of this cytotoxic protein to which the human immune system would otherwise have responded. This research resulted in a cytotoxic protein that is less likely to be neutralized by the human immune system. In March 2004, as a result of the successful conclusion of the collaboration, we entered into an exclusive worldwide license with Biovation dated March 8, 2004, with respect to technology relating to methods of modifying regions of the cytotoxic protein. Under the Biovation license, we must make milestone payments in respect of certain stages of regulatory approval reached by a product candidate generated by this technology, as well as royalties calculated with respect to net sales of these products, less certain amounts payable to third parties.

We have the obligations:

      - to make records related to the agreement available to Biovation for inspection and audit;

      - to promote the sale of licensed products and use reasonable efforts to meet the market demand for the licensed products;

      -     to submit reports to Biovation on a regular basis; and

      - to maintain comprehensive general liability insurance and product liability insurance, naming Biovation as an additional insured under our insurance policies.

The licensor has the right, but not the obligation, to prosecute, file and maintain any patent applications or patents relating to any licensed patent rights under the agreement. We have the right, but not the obligation, to prosecute, file and maintain any patent applications or patents relating to any licensed patent rights under the agreement that claim or are otherwise directed to certain licensed products.

These licenses include one patent that expires on June 8, 2018 and five patent applications or provisional patent applications relating to this cytotoxic protein, its use with antibodies or targeting agents and its therapeutic compositions. Specifically, the license includes one patent and three patent applications to the native form of the cytotoxic protein in the United States (one granted and one pending), Canada and Europe, and two provisional applications in the United States relating to modified, largely non-immunogenic forms of the cytotoxic protein. With respect to our licensed patent, the licensor has the right and option, but not the obligation, to litigate to protect the patent. If the licensor does not initiate an action, we have the right, but not the obligation, to do so. If we litigate, net recoveries are considered net sales and subject to royalty payments.

Unless otherwise terminated in accordance with their terms, our key licenses will expire as follows:

LICENSOR                EXPIRATION DATE
--------                ---------------
University of Zurich    The license expires on March 18, 2026, the expiration date of the longest-lived patent rights.

McGill University       The license expires on the earlier of (a) ten years from the date of commercialization of the first licensed product and (b) April 28, 2014.

Columbia University     The license expires on March 18, 2018, the expiration date of the last to expire licensed patents.

Tanox                   The license expires (a) on a country-by-country basis in accordance with the license agreement, (b) ten years from the date of the first commercial sale of a particular licensed product in countries where there is no patent protection for that licensed product, or (c) December 21, 2025, the expiration date of the last to expire licensed patents in countries where there is available patent protection.

Biovation               The license is on a country-by-country and product-by-product basis, and expires on the later of (a) with respect to the rights in a particular country, ten years after the first commercial sale of a particular licensed product in that country, and (b) December
                        21, 2025, the expiration of the last to expire of the licensed patents.

The dates reflecting the expiration date of the longest-lived patent rights listed above do not take into consideration the possibility that a failure to maintain these patents, a terminal disclaimer or other future actions may affect the actual expiration date of the patents. Pending applications may never mature into patents, which could affect the lifespan of certain licenses. Finally, future applications could result in the extension of the license term beyond the dates listed above.

Each of these licenses required us to make an upfront payment to the licensor. In addition, based on certain criteria and events, in the future, we may be required to make milestone payments to the licensors. The chart below indicates the amount of these upfront payments, the amount we have already paid to each licensor in the form of milestone payments, and the aggregate amount we could be responsible to pay to each licensor in the future.

McGill                  Up-Front Payment                                   CDN $10,000
                        Milestone and Annual Payments to Date             CDN $150,000
                        Aggregate of future Annual Payments and of
                        possible future milestone payments (1)            CDN $300,000

University of Zurich    Up-Front Payment                                     US$50,000
                        Milestone Payments to Date                                US$0
                        Aggregate of possible future milestone payments   US$1,000,000

Columbia University     Up-Front Payment                                     US$50,000
                        Milestone Payments to Date                                US$0
                        Aggregate of possible future milestone payments     US$575,000

Tanox                   Up-Front Payment                                    US$250,000
                        Milestone Payments to Date                          US$150,000
                        Aggregate of possible future milestone payments   US$7,300,000

Biovation               Up-Front Payment                                     US$25,000
                        Milestone Payments to Date                           US$25,000
                        Aggregate of possible future milestone payments   US$8,500,000

----------------
(1) Some of these payments will be made regardless of whether milestones are met.

INTELLECTUAL PROPERTY RELATING TO OUR MANUFACTURING

Consistent with industry practice, our manufacturing processes are protected by the law relating to trade secrets. In November 2001, we entered into a non-exclusive license agreement with XOMA Ireland Ltd., under which we have licensed a proprietary bacterial cell expression technology intended to facilitate increases in antibody production yields. The XOMA license provides that we pay certain milestone payments, as well as royalties in respect of net sales of products only produced using this technology. We have the obligation to make records related to the agreement available to XOMA for inspection. The XOMA license expires on the later of (a) the expiration of the last patent with patent rights and (b) November 30, 2011.

RESEARCH AND DEVELOPMENT COLLABORATIONS

In the ordinary course of business, we enter into research and development arrangements with third parties to provide services to augment our discovery and development research. These third party developers are typically compensated on the basis of a fee for service, milestone payments, or royalty payments from the future sale of the products under development, or some combination of these factors.

In May 2003, we entered into an exclusive monoclonal antibody discovery and screening collaboration with Affitech AS of Norway which originally expired in September 2004 but has been extended to expire on June 30, 2005. The goal of this research collaboration is to exploit the human immune response to cancer, generate human antibodies suitable for development as cancer therapeutics, and to identify the corresponding antigens for these antibodies.

COMPETITION

Product Development Candidates

The biopharmaceutical industry is intensely competitive. Many companies are actively engaged in activities similar to ours, including the research and development of drugs for the treatment of cancer. In particular, we consider two companies, Seattle Genetics and Immunogen Inc., to be our closest competitors because they employ the armed antibodies method to treat various forms of cancer, although neither of them are using the armed antibodies method to treat head and neck cancer or bladder cancer. A 2003 survey by PhRMA listed over 180 companies in North America performing clinical studies for the treatment of cancer. Many of these companies are developing drugs that fight the disease in new ways, while some involve research on new ways to use existing medicines. The PhRMA survey detailed nearly 400 cancer clinical trials, including 70 for lung cancer, 49 for breast cancer, 48 for colon cancer, and 44 for prostate cancer. According to this survey, there were only five drugs in development for the treatment of bladder cancer and 18 drugs in development for the treatment of head and neck cancer, including our own.

Our Platform of Technologies

Our integrated platform of technologies is based on two key features: (i) isolating the human immune response to cancer for monoclonal antibody generation; and (ii) delivering cytotoxic protein payloads to tumors. We have competitors in both of these areas as described below.

Monoclonal Antibody Generation

Our Hybridomics(TM) technology isolates antibodies from the human immune system and is independent of the need for a known target antigen for antibody generation. Unlike our antibodies, the antibodies generated by our competitors may only be generated once an antigen target has been identified and isolated and are not obtained from humans, although some of them are commonly referred to as "human antibodies". Antibodies generated by our competitors fall into several classes: murine, mouse-human chimeric, humanized, or "human". We are not aware of any competitor companies generating fully human monoclonal antibodies. Producers of humanized antibodies that are approved for sale in the United States include Genentech, Inc. and Hoffmann-La Roche Ltd. (Herceptin(R)), Genentech, Inc. (Avastin), Wyeth Inc. (Mylotarg(R)), ImClone Systems Incorporated (Erbitux), Millennium Pharmaceuticals, Inc. and Ilex Oncology, Inc. (Campath(R)), MedImmune, Inc. (Synagis(R)), and Centocor, Inc. (Remicade(R)). Companies that develop products based on transgenic mouse antibodies include Abgenix, Inc. (ABX-EGF) and Cambridge Antibody Technology Group plc and Abbott Laboratories Limited (Humira(R)). Companies that develop products approved for sale in the United States incorporating mouse-human chimeric antibodies include Biogen IDEC Pharmaceuticals Inc., Genentech, Inc. and Hoffman-La Roche Ltd. (Rituxan(R)), Centocor Inc. (ReoPro(R)), and Novartis Pharma AG (Simulect(R)).

Payload Delivery

The attachment of payloads to antibodies may make them more effective. Two of our major competitors in the field of antibody payload development, Seattle Genetics, Inc. and ImmunoGen, Inc., have principal payload technology based upon small molecule cytotoxic drugs that require chemical conjugation through a linker to attach the payload to the antibody. According to the web sites of these companies, as of January 5, 2005, each of these two companies has three products in clinical development, the most advanced of which are in Phase II clinical trials. In addition, there are two radiolabelled antibodies approved for sale in the United States, Zevalin(R)) (Biogen IDEC Pharmaceuticals Inc.) and Bexxar(R)) (Corixa Corp. and GlaxoSmithKline plc). In contrast, our cytotoxic protein payloads are directly linked to our antibodies and we believe this production of the payload and antibody together lowers production costs and enhances the stability of the linkage. In addition, our cytotoxic protein payloads are not expected to have the problems of radioactive exposure associated with radioisotope payload delivery.

CURRENT APPROACHES TO CANCER THERAPY

The term "cancer" encompasses a large group of diseases whose common feature is the uncontrolled division and growth of abnormally functioning cells. These abnormal cells can form malignant tumors that may metastasize, or spread to adjacent tissues, by entering the blood or surrounding lymph systems to form secondary tumors in distant parts of the body. These latter forms of metastatic cancer are often fatal.

Cancer is a major health care problem worldwide as an estimated 10,000,000 people are diagnosed with some type of cancer annually. Despite some improvement in survival due to advances in cancer diagnosis and therapy, cancer remains the second leading cause of death in the United States and is predicted to surpass heart disease as the leading cause of death by 2010. The American Cancer Society estimates that more than 550,000 people in the United States will die from cancer in 2004 and over 1,300,000 are expected to be diagnosed with the disease. The

Canadian Cancer Society estimates that in Canada there will be approximately 140,000 new cases of cancer and more than 65,000 deaths due to cancer in 2004. Actual 2004 figures are not yet available.

The National Institutes of Health in the United States, or NIH, estimate the annual direct medical costs of cancer treatment in the United States to exceed US$64 billion. Revenues in the global oncology market for chemotherapeutic approaches to treatment are reported to be in excess of US$20 billion, and are expected to increase to over US$45 billion by 2011. The NIH also predicts that the overall aging in the North American population will double the prevalence of cancer by 2050. North America, Europe and Japan are the principal markets for cancer therapies because of their public and private healthcare payor systems.

Surgery, radiation, and chemotherapy remain the principal effective treatments for cancer. Surgical resection can be an effective treatment for tumors that have not spread, but many patients treated with surgery have the disease recur at some later point. Radiation therapy is useful for the treatment of a number of early-stage tumors, but generally has limited effectiveness for established tumors or tumors that have spread. Chemotherapy has evolved in recent years and in some cases has proven effective in the short-term palliation of disease as well as in the prolongation of survival. The major limitation of chemotherapy is the indiscriminate nature with which it can kill normal cells as well as cancer cells. This frequently leads to a number of undesirable side effects, including severe nausea, alopecia (hair loss), and a dramatic weakening of the immune system. Thus, the overall clinical benefit to the patient, as measured by the drug's effect on the cancer, must be weighed against the general and specific toxicity that the therapy has caused. We believe that the future of cancer therapy is in the development of therapies that act potently to attack the tumor, but are safe and tolerable for the patient. We believe that our Armed Antibodies(TM) approach is unique and has the potential to develop safer, more potent anti-cancer therapeutics than those that are currently available.

BIOPHARMACEUTICAL REGULATORY MATTERS

The FDA, Health Canada and comparable regulatory agencies in foreign countries impose substantial requirements upon the research, development, manufacture and marketing of pharmaceutical products. Approval is required in each jurisdiction prior to commercialization. Therapeutic monoclonal antibody products are considered biological products and are subject to review in the United States by the FDA's Center for Drug Evaluation and Research. We expect that Proxinium(TM), VB6-845 and other of our human monoclonal product candidates are likely to be reviewed for investigational study and marketing in the United States by the Division of Monoclonal Antibodies of the newly established Office of Biotechnology Products in the Center for Drug Evaluation and Research.

The process required by the FDA before our product candidates may be marketed in the United States typically involves the following:

      - Development of test procedures and product acceptance criteria which meet current standards for monoclonal antibody products (ICH Q6B) including a potency assay and adequate physicochemical characterization of the antibody;

      - Performance of preclinical laboratory and animal tests using material substantially similar to that which we anticipate will be used in human studies;

      - Development of a manufacturing process which meets current good manufacturing practice (cGMP) standards as appropriate for each phase of the investigation;

      - Submission of an investigational new drug application, or IND, which must become effective before clinical trials may begin;

      - Completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for its intended use;

      -     Submission of a new drug application, or NDA; and

      - Regulatory approval of the NDA, including approval of all product labeling and advertising.

The process in other countries, including Canada, is similar.

Preclinical testing includes laboratory evaluation of each proposed product and development of the chemistry, manufacturing and control of each product candidate, as well as animal studies to assess the potential safety and effectiveness of each product candidate. Preclinical safety tests must be conducted in compliance with FDA good laboratory practices regulations, or GLPs, or with similar standards in other jurisdictions. The results of the preclinical tests, including information abut the method by which the product candidate is believed to work in the human body, any toxic effects of the compound found in the animal studies and how the product candidate is manufactured are submitted to the FDA as part of an IND, or to Health Canada as part of a Clinical Trial Application (CTA), to be reviewed prior to the commencement of human clinical trials. The IND or CTA must also include information about how, where and by whom the clinical studies will be conducted. If the FDA or Health Canada does not object, an IND or CTA will become effective after 30 days, but if the regulatory agency raises concerns, the IND/CTA sponsor and the regulatory agency must resolve these concerns before the clinical trials can begin. Further, an independent institutional review board, or IRB, at each medical center at which a clinical trial will be performed must review and approve the plan for any clinical trial before it begins.

Human clinical trials are usually conducted in three sequential phases that may overlap. In Phase I, the drug is typically introduced into healthy human subjects or patients to determine the initial safety profile, identify side effects and evaluate dosage tolerance, distribution and metabolism. In Phase II, the drug is studied in a limited patient population with the target disease to determine preliminary efficacy and optimal dosages and to expand the safety profile. In Phase III, larger-scale controlled trials are conducted in patients with the target disease to provide sufficient data for the proof of efficacy and safety required by regulatory agencies. In the case of drugs for treatment of cancer and other life-threatening diseases, the initial human testing is often conducted in patients rather than in healthy volunteers. Because these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials, and thus these trials are frequently referred to as Phase I/II trials.

We may not successfully complete testing of our product candidates within any specific time period, if at all. Regulatory agencies such as the FDA and Health Canada may impose specific standards on the evaluation of tumor response in individual patients which may differ from those of the company or its clinical advisors. These different standards may lead the regulatory agency to conclude that study subjects receiving any of the Company's product candidates have had a more modest clinical response than did the Company or its clinical advisors. Furthermore, the FDA, Health Canada, an IRB, or we may suspend a clinical trial at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

If successful, the results of product development, manufacturing validation, preclinical studies and clinical studies are submitted to regulatory agencies in each country or region as a premarketing application. The FDA may disapprove an NDA and Health Canada may disapprove an NDS if the applicable regulatory criteria are not satisfied or each agency may require additional clinical data. Even if such data is submitted, each regulatory agency may ultimately decide that the marketing application does not satisfy the criteria for approval. Once marketing approval is granted, any regulatory agency may withdraw a product approval if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur after the product reaches the market. The FDA has the power to prevent or limit further marketing of a product based on the results of its ongoing assessment of product manufacturing compliance with cGMP's. Post-marketing studies may be required by regulators. In addition, each regulatory agency may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

We intend to conduct clinical trials not only in accordance with FDA Regulations and Health Canada regulations, but also in accordance with guidelines established by the International Committee on Harmonization (ICH). Approval of a product by the regulatory authorities of foreign countries must be obtained prior to the marketing of that product in those countries regardless of the regulatory status of the product in the United States or Canada and vice versa. Regulatory approval in Europe is obtained through the European Medicines Evaluation Agency, but regulations governing pharmaceutical sales may vary from country to country.

The testing and approval process requires substantial time, effort, and financial resources. Review times depend on a number of factors including, but not limited to, the severity of the disease being treated, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials.

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

Under the FDA Modernization Act, the FDA may facilitate the development and expedite the review of a drug if it is intended for the treatment of a serious or life-threatening condition and it demonstrates the potential to address unmet medical needs for that condition. Under this "fast track" program, the FDA can, for example, review sections of an NDA on a rolling basis before the entire application is complete, thus beginning the review process at an earlier time. The sponsor of a product approved under this accelerated mechanism may be required to perform post-approval studies of clinical safety and effectiveness. We believe that our product candidates should be qualified for fast track status; however, we cannot guarantee that the FDA will grant any of our requests for fast track designation, that any fast track designation would affect the time of review, or that the FDA will approve the NDA submitted for any of our product candidates, whether or not fast track designation is granted.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a disease or condition that affects fewer than 200,000 individuals in the United States. An orphan drug designation must be requested before submitting a NDA, but if granted does not convey any advantage in or shorten the duration of the regulatory review and approval process. However, a drug that receives an orphan drug designation and is the first product of its kind to receive FDA approval for a particular indication will be entitled to a seven-year exclusive marketing period in the United States for that indication. We have obtained orphan drug designation in the United States for our Proxinium(TM) product candidate. Although obtaining FDA approval to market a product with orphan drug exclusivity can be advantageous, it does not prevent the marketing of another different drug for the same clinical purpose and it may not provide us with a material commercial advantage.

Satisfaction of FDA requirements or similar requirements of other regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of our product candidates for a considerable period of time and impose costly procedural requirements upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for our product candidates on a timely basis, if at all. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Any products manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including record keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and are subject to periodic inspections for compliance with regulations and guidelines including those relating to good manufacturing practices, or GMPs. We cannot be certain that we or our suppliers will be able to comply with the GMPs and other FDA or other agency regulatory requirements.

The policies of the FDA, Health Canada and other regulatory agencies may change, and additional government regulations may be enacted which could prevent or delay approval of our product candidates. We cannot predict the likelihood, nature or extent of adverse governmental regulation which might arise from future legislative or administrative action, either in the United States, in Canada or in other countries.

C. ORGANIZATIONAL STRUCTURE.

We currently have no significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT.

FACILITIES

Our registered and head office, located at 10 Four Seasons Place, Suite 501, Toronto, Ontario, consists of approximately 8,300 square feet of office space at an estimated net annual rent of $103,575 for 2005. The lease expires on December 31, 2005.

We also lease an approximately 31,100 square foot manufacturing, laboratory, and office facility at 147 Hamelin Street in Winnipeg, Manitoba at an estimated net annual rent of $189,225 for 2005. The Winnipeg facility is leased from an affiliate of Mr. Leslie Dan. The lease expires on June 30, 2008.

EQUIPMENT AND OTHER PROPERTY

As at December 31, 2004, we owned tangible fixed assets with a net book value of approximately $3,053,000 and gross book value of approximately $8,497,000, consisting primarily of research equipment, leasehold improvements computer hardware and software and office equipment and fixtures.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis ("MD&A") of Viventia Biotech Inc.'s financial condition, results of operations, and changes in cash flow for the three months ended March 31, 2005 and for the fiscal years ended December 31, 2004 and 2003. This discussion should be read in conjunction with our audited annual financial statements and the related notes included, the three months ended March 31, 2004 and for the years ended December 31, 2004 and 2003. The financial statements have been prepared by management in accordance with Canadian GAAP. These accounting principles differ in certain respects from U.S. GAAP. The differences as they affect our financial statements are set out in Note 20 to the financial statements.

OVERVIEW

We are a biopharmaceutical company specializing in the discovery and development of fully human monoclonal antibody therapies for the treatment of cancer. We currently have a lead product candidate in Phase I clinical development, Proxinium(TM), formerly VB4-845, for the treatment of head and neck cancer, and for bladder cancer. We also have several other product candidates, one of which, VB6-845 is in active pre-clinical development. Our platform of technologies is based upon the isolation of human monoclonal antibodies obtained from cancer patients and the development of those antibodies to deliver cytotoxic (cancer killing) "payloads" to cancer cells. We believe that our platform has the potential to develop safer, more potent anti-cancer therapeutics than those that are currently available. We have a manufacturing facility that is intended to produce multiple product candidates per year, and that we believe will produce sufficient quantities of our Armed Antibodies(TM) to meet our currently anticipated pre-clinical and clinical trial needs. We have not derived any revenues to date from the sale of products. Future profitability will depend on our ability to bring products to market in a timely manner, obtaining necessary regulatory approvals and entering into suitable licensing or partnering arrangements to commercialize our products.

From 2000 to 2002 we were primarily focused on the development of our two prior lead product candidates, VB2-011 (formerly H11) and 4B5, while concurrently building our core platform technologies. During 2002, we moved from a strategy of developing two lead products to a strategy based on the development of multiple product candidates by utilizing our target discovery, identification and antibody development programs Hybridomics(TM), UnLock(TM), ImmunoMine(TM), and Armed Antibodies(TM).

During the three months ended March 31, 2005, we received three bridge financing loans from one of our principal shareholders, Mr. Leslie Dan. On February 17, 2005, we received a bridge financing loan from Mr. Dan in the amount of $500,000, on March 1, 2005, we received a bridge financing loan from Mr. Dan in the amount of $1,500,000,and on March 23, 2005 we received a bridge financing loan from Mr. Dan in the amount of $2,600,000. Subsequent to March 31, 2005, on April 28, 2005 we received a bridge loan from Mr. Dan in the amount of $1,500,000. These loans bear interest at 4.5% per annum and are payable on demand. For additional information with respect to the financial assistance we have received, see notes 1, 6, 7, 8 and 19 to the 2004 Audited Annual Financial Statements.

The Company has significant losses over the past five years, and accumulated losses at March 31, 2005 were $99,618,000. We had a negative working capital at March 31, 2005 of approximately $6,664,000 and at December 31, 2004 negative net working capital of approximately $364,000. Without an additional source of financing we will have inadequate funds to continue our existing corporate, administrative and operational functions. There is substantial doubt about our ability to continue as a going concern.

At December 31, 2004 and December 31, 2003, we had a negative net working capital of approximately $364,000 and $1,054,000, respectively. Without an additional source of funding we will have inadequate funds to continue our existing corporate, administrative and operational functions for the coming year. There is substantial doubt about our ability to continue as a going concern. At December 31, 2004 we had cash reserves of $2,715,000 compared to $247,000 at December 31, 2003. Substantially all of the financing we have received during the past two years has been received from the Dan Group. During the year ended December 31, 2003, we received three bridge financing loans from an entity affiliated with one of our principal shareholders, Mr. Leslie Dan. On September 2, 2003, we received a bridge financing loan from an entity affiliated with Mr. Dan in the amount of $500,000, which was non-interest bearing and was repaid in October 2003. On November 27 and December 15, 2003, we also received bridge financing loans from the same entity in the amounts of $500,000, and $1,000,000, respectively. During the year ended December 31, 2004, we received thirteen bridge finance loans amounting to $11,900,000. These loans bear interest at 4.5% per annum and are payable upon demand. On November 3, 2004 we closed a private placement of secured convertible debentures with the Dan Group. Under the terms of the agreement the Dan Group converted $8,900,000 plus accrued interest of $246,711 on the bridge loans into secured convertible debentures and invested an additional $14,000,000 in secured convertible debentures. The resulting convertible debentures in an aggregate principal amount of $23,146,711 are secured by a first charge over all assets of the Company and will bear interest at the rate of 4.5% per annum compounded annually. Subsequent to December 31, 2004 we received five bridge financing loans from Mr. Leslie Dan and an entity entirely owned by him in the aggregate amount of $7,600,000. These loans bear interest at 4.5% per annum and are payable upon demand. For details see Notes 6, 7 and 19 of the financial statements and note 9 to the first quarter 2005 financial statements.

A. RESULTS OF OPERATIONS

We have incurred operating losses since inception. We have not derived any revenues to date from the sale of products. Future profitability will depend on our ability to obtain sufficient financing, obtain necessary regulatory approvals, enter into suitable licensing or partnership agreements to commercialize our product candidates, and bring products to market in a timely manner. We had 29,206,115 common shares issued and outstanding on December 31, 2004.

COMPARISON OF PERIODS ENDED MARCH 31, 2005 AND 2004

Our total research and development and operating expenditures for the quarter ended March 31, 2005 increased by $1,142,000 or 41.3% to $3,908,000 compared to expenditures of $2,766,000 in the quarter ended March 31, 2004.

Research activities were $1,767,000 for the quarter ended March 31, 2005 compared to $1,256,000 for the quarter ended March 31, 2004. Costs associated with the clinical trials amounted to $573,000 in the quarter an increase of 83.7% from the $312,000 in 2004. The increase is a result of continuation of Phase I Clinical Trials on Proxinium(TM) for the treatment of head and neck cancer in Brazil in 2004 and the start up Phase I clinical trials in Canada using Proxinium(TM) for the treatment of bladder cancer. Contracted research costs with Affitech AS, Biovation and a number of university research agreements, decreased by $390,000. Preclinical costs decreased $224,000 as more product candidates advanced into clinical studies. Material costs increased $458,000 as a result of increased production and manufacturing costs related to processing higher volumes of product for clinical and research purposes.

Salaries and benefits costs increased by $354,000 or 31.1% from $1,137,000 for the quarter ended March 31, 2004, compared to $1,491,000 for the quarter ended March 31, 2005. This is primarily attributable to increased numbers of personnel by 35%. Salaries increased by $348,000 and employee health benefits increased by $45,000.

Occupancy costs were $240,000 for the quarter ended March 31, 2005 compared to $207,000 for the quarter ended March 31, 2004, an increase of 15.9%. This increase is attributable to increased maintenance and operating costs due to the expansion of our operations at our Winnipeg facility.

Other operating costs amounted to $388,000 for the quarter ended March 31, 2005 compared to $144,000 for the quarter ended March 31, 2004, an increase of 169.4%. This increase is primarily related to increased travel costs to monitor the clinical trials in Russia and Brazil and travel to our Winnipeg facility and increased operating costs related to higher production and manufacturing activities for processing higher volumes of product for clinical and research purposes

Our general and administrative expenditures amounted to $858,000 for the quarter ended March 31, 2005 compared to $335,000 for the quarter ended March 31, 2004, an increase of $523,000 or 156.1%. The increase in general and administrative expenditure is primarily related to additional professional costs due to regulatory requirements in connection with our intention to seek a U.S. listing. Recruiting costs and other administrative operating costs increased $39,000 as a result of the increased staff levels. Increases also were incurred in training $61,000, reference materials $33,000 and office supplies $16,000.

Amortization of deferred financing expense amounted to $28,000 for the quarter ended March 31, 2005, compared to $12,000 for the quarter ended March 31, 2004.

Stock based compensation amounted to $162,000 for the quarter ended March 31, 2005, compared to $13,000 for the quarter ended March 31, 2004 as a result of the granting of options in August 2004 and March 2005. For the purpose of measuring and expensing compensation cost, the fair value of the option is amortized to income over the option's vesting period on a straight-line basis.

Interest expense to related parties amounted to $287,000 for the quarter ended March 31, 2005 compared to $137,000 for the quarter ended March 31, 2004. The increase in interest expense is attributable to the receipt of the bridge financing loans and to the convertible debentures issued in November 2004.

For the three months ended March 31, 2005, miscellaneous income consisted of the $16,000 representing a proportionate share of a U.S. $100,000 one time access fee paid as part of an agreement whereby exclusive rights were provided to a third party to evaluate a specific collection of the Company's anti cancer monoclonal antibodies. The $100,000 is being amortized over the two year period of exclusivity.

                          SUMMARY OF QUARTERLY RESULTS

QUARTERLY INFORMATION

                                                                QUARTER ENDED
                                              -------------------------------------------------    -------------------------
                                               2005                       2004                               2003
                                              MAR-31     DEC-31     SEP-30     JUN-30    MAR-31    DEC-31   SEP-30    JUN-30
                                              ------     ------     ------     ------    ------    ------   ------    ------
Net Loss.................................     (5,446)    (5,716)    (3,792)    (4,316)   (3,348)   (3,426)  (3,455)   (2,970)
    Loss per share (1)...................      (0.19)     (0.20)     (0.13)     (0.15)    (0.12)    (0.12)   (0.12)    (0.11)
Total Assets.............................      7,040      6,839      3,025      3,708     2,722     2,739    4,425     4,662
Bridge Financing Loans...................      4,600          _     12,400      7,900     4,200     1,500      500         _
Total long-term financial liabilities
 (including current portion thereof).....     29,186     24,706      4,000      4,000     4,000     4,000    4,000     4,000

Notes:

(1) Quarterly loss per share may not, in the aggregate, equal annual loss per share numbers due to rounding.

(2) Loss per share amounts prior to May 7, 2004 have been retroactively adjusted to give effect to the consolidation of the Company's issued and outstanding shares.

(3) Subsequent to March 31, 2005 we received two separate $1,500,000 bridge financings loan from Mr. Leslie Dan and an entity controlled by Mr. Dan.

COMPARISON OF YEARS ENDED DECEMBER 31, 2004 AND 2003

We reported a net loss of $17,172,000 or $0.59 for the year ended December 31, 2004 compared to a net loss of $12,778,000 or $0.45 per share for the year ended December 31, 2003.

Our total research and development and operating expenditures for 2004 increased by $2,069,000 or 19.3% to $12,777,000 compared to expenditures of $10,708,000 in
2003. Research related activities were $5,522,000 for the year ended December 31, 2004 compared to $4,752,000 for the year ended December 31, 2003. Costs associated with the clinical trials amounted to $1,953,000 in 2004 an increase of 580% from the $337,000 in 2003. The increase is a result of commencement of Phase I Clinical Trials on Proxinium(TM) for the treatment of Head and Neck cancer in Russia and Brazil in 2004 and the costs associated with the start up Phase I clinical trials in Canada using Proxinium(TM) for the treatment of bladder cancer. Contracted research costs with Affitech AS, Biovation and a number of university research agreements, decreased by $1,667,000. Preclinical costs increased $142,000 as more product candidates advanced into preclinical studies. Material costs and legal fees for patents increased $524,000 and $61,000 respectively, as expected with the increased clinical and preclinical costs. License costs were reduced by an amount of $133,000.

The increase in salaries and benefits of $1,025,000 or 22.5% from $4,551,000 for the year ended December 31, 2003, compared to $5,576,000 for the year ended December 31, 2004, is attributable to $813,000 in severance costs related to the reorganization in January, 2004. Dr. Anthony Schincariol our former President and CEO resigned from his position on January 7, 2005. A total of $528,100 of the severance costs was payable to Dr. Schincariol pursuant to the terms of his resignation agreement. Salary increases of $49,900, related employee health benefits increases of $62,000, and incentive bonus accruals increases of $158,000 accounted for the remainder of the overall increase in salaries and benefits.

Occupancy costs were $805,000 for the year ended December 31, 2004 compared to $789,000 for the year ended December 31, 2003, an increase of 2.0%. This increase is attributable to the leasing of additional space at our Winnipeg manufacturing facility along with additional maintenance costs.

Other operating costs amounted to $787,000 for the year ended December 31, 2004 compared to $529,000 for the year ended December 31, 2003 an increase of $258,000 or 48.8%. This increase is primarily related to increased travel costs to monitor the Phase I clinical trials in Russia and Brazil and travel to our Winnipeg facility, as well as travel costs related to our proposed public offering, which was withdrawn in August of 2004. To a lesser extent operating costs also increased because of higher production and manufacturing costs related to processing higher volumes of product for clinical and research purposes

Our general and administrative expenditures amounted to $1,498,000 for the year ended December 31, 2004 compared to $1,079,000 for the year ended December 31, 2003, an increase of $419,000 or 38.8%. Professional legal fees increased by $134,000 primarily as a result of the cost of two Special Shareholders' meetings held in 2004 and costs associated with professional and legal services. Recruiting costs and other administrative operating costs increased $56,000 as a result of the increased staff levels. Costs associated with Investor Relations increased $52,000 as a result of a Special Meeting of Shareholders related to the consolidation of shares in May 2004 and the approval of the convertible debenture in October, 2004. Freight and courier costs also increased in the amount of $101,000, primarily as a result of the cost of shipping clinical supplies to sites in Russia and Brazil. Training and conferences expenditures decreased by $94,000 when compared to 2003.

Amortization of deferred financing expense decreased by $40,000 for the year, representing the final amortization related to the deferred costs pertaining to the convertible debenture in 2002.

Interest expense to related parties amounted to $801,000 for the year ended December 31, 2004 compared to $435,000 for the year ended December 31, 2003. The increase is attributable to interest on the bridge financing loans in 2004.

For the year ended December 31, 2004, miscellaneous income consisted of the $61,000 gain on the disposition of capital assets, interest income of $19,000 and a proportionate share of a U.S. $100,000 one time access fee paid as part of an agreement whereby exclusive rights were provided to a third party to evaluate a specific collection of the Company's anti cancer monoclonal antibodies. The $100,000 is being amortized over the two year period of exclusivity.

COMPARISON OF YEARS ENDED DECEMBER 31, 2003 AND 2002

We reported a net loss of $12,778,000 or $0.45 for the year ended December 31, 2003 compared to a net loss of $12,269,000 or $0.62 for the year ended December 31, 2002.

Our total research and development and operating expenditures for 2003 increased by $816,000 or 8.2% to $10,708,000 compared to expenditures of $9,892,000 in
2002. Research related activities were $4,752,000 for the year ended December 31, 2003 compared to $4,307,000 for the year ended December 31, 2002. Contracted research costs with Affitech AS, Biovation and a number of university research agreements, along with clinical trial agreements and preclinical studies accounted for the increase in research costs. These increases were partially offset by reduced intellectual property legal costs and reduced license fees. Overall research costs are expected to increase in the future as more product candidates are moved through pre-clinical and clinical testing.

The increase in salaries and benefits amounting to $285,000 or 6.7% from $4,266,000 for the year ended December 31, 2002, compared to $4,551,000 for the year ended December 31, 2003, is attributable to addition of a Manager, Regulatory Affairs and the payout of severance costs. Annual salary increments, corresponding increased costs for employee health benefits also accounted for a portion of the increase.

Occupancy costs were $789,000 for the year ended December 31, 2003 compared to $664,000 for the year ended December 31, 2002, an increase of $125,000 or 18.8%. This increase is attributable to the leasing of additional space at our Winnipeg manufacturing facility along with additional utility and maintenance costs. Utility costs decreased $6,000 as a result of reduced common area costs from the landlord.

Other operating costs were $529,000 for the year ended December 31, 2003 compared to $607,000 for the year ended December 31, 2002. The decrease was the result of reduced equipment lease costs, equipment maintenance costs and insurance costs amounting to $185,000. This reduction was partially offset by increased clinical and research activities.

Our general and administrative expenditures amounted to $1,079,000 for the year ended December 31, 2003 compared to $1,408,000 for the year ended December 31, 2002, a reduction of $329,000 or 23.4%. Decreases in investor relations costs, legal and audit costs, capital taxes and foreign exchange gains accounted for the overall reduction.

Amortization of deferred financing expense increased by $47,000 for the year, representing a full year of amortization, whereas the previous year accounted for only a portion of the year.

Interest expense amounted to $435,000 for the year ended December 31, 2003 compared to $338,000 for the year ended December 31, 2002. The increase is attributable to a full year of interest expense relating to the convertible debentures we issued in June 2002, whereas the debenture interest expense for 2002 was incurred for only a portion of the year.

Miscellaneous income consists of interest income of $78,000 for the year ended December 31, 2003 compared to $55,000 for the year ended December 31, 2002. The increase in interest income is a result of higher average cash balances on hand in 2003.

During the year ended December 31, 2003, the Canadian Institute of Chartered Accountants amended its pronouncement relating to stock-based compensation, requiring companies to measure and expense all equity instruments awarded to employees. In accordance with this pronouncement, we prospectively adopted the new recommendation. Consequently, we applied a fair value based method to expense employee stock options awarded since January 1, 2003. We did not issue any stock options during the year ended December 31, 2002 to require the presentation of pro forma net loss for that year. For additional information, refer to Notes 3 and 12[b] to the financial statements.

B. LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2005, we had cash and cash equivalents of approximately $2,038,000. Without additional funding, the Company will have inadequate funds to continue its existing corporate, administrative and operational functions for the remainder of the year. Since January 1, 2000, we have financed substantially all of our operations through the sale of equity securities, bridge loan financing from Mr. Leslie Dan or entities affiliated with Mr. Dan, and the issuance of secured convertible debentures to Mr. Leslie Dan and Ms. Andrea Dan-Hytman, our two principal shareholders. Mr. Leslie Dan and Ms. Andrea Dan-Hytman who own or control other companies that collectively own 82.8% of our outstanding common shares at December 31, 2004. Mr. Dan is also the Chair of our board of directors. During the three months ended March 31, 2005, the Company received three bridge financing loans from Mr. Dan. On February 17, 2005 the Company received a bridge financing loan in the amount of $500,000 on March 1, 2005, the Company received a bridge financing loan in the amount of $1,500,000 and on March 23, 2005 the Company received a bridge financing loan in the amount of $2,600,000. Subsequent to March 31, 2005 on April 28, and May 15, 2005 we received two bridge loans from Mr. Dan and an entity controlled by Mr. Dan, in the amount of $1,500,000, each bearing interest at 4.5% per annum and are payable on demand.

The Company continues to seek additional sources of funding to finance operations into the future. In the event that the Company is unable to secure additional financing, there would be doubt about the ability of the Company to continue as a going concern. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to reduce the scope of, or eliminate one or more of its research and development programs, or may be required to significantly scale back or cease operations.

At December 31, 2004, we had cash and cash equivalents of approximately $2,715,000. Since January 1, 2000, we have financed substantially all of our operations through the sale of equity securities to the Dan Group, bridge loan financing from the Dan Group and the issuance of secured convertible debentures to the Dan Group and through the approximately $2,657,000 equity financing made by Teva in 2003. Our two principal shareholders are Mr. Leslie Dan and Ms. Andrea Dan-Hytman who own or control other companies that collectively beneficially owned or controlled 82.8% of our common shares at December 31, 2004. Mr. Dan is also the Chair of our board of directors. From January 16, 2004 to October 4, 2004, we have received bridge-financing loans in the aggregate of $11,900,000 from the Dan Group. The loans bear interest at 4.5% per annum and were repayable on demand. On November 3, 2004 we closed a private placement of secured convertible debentures with the Dan Group . Under the terms of the agreement the Dan Group converted $8,900,000 plus accrued interest of $246,711 on the bridge loans into secured convertible debentures and invested an additional $14,000,000 in secured convertible debentures. The resulting convertible debentures in an aggregate principal amount of $23,146,711 are secured by a first charge over all assets of the Company and will bear interest at the rate of 4.5% per annum compounded annually. The remaining principal amount of $4,500,000 plus accrued interest of $40,007 hereon was repaid with the proceeds of the private placement, discussed above. Subsequent to December 31, 2004 we received three bridge financing loans from Mr. Leslie Dan and an entity owned by him in the aggregate amount of $4,600,000. These loans bear an interest rate of 4.5% per annum and are payable upon demand. For additional information with respect to the financial assistance we have received, refer to Notes 6, 7, 8, and 19 and to the financial statements in the financial statements.

Financing activities in 2004 provided net cash of $18,973,000 by means of the bridge-financing loans described above and cash proceeds from the issuance of a convertible debenture in November 2004 compared to $4,085,000 in 2003 and $15,750,000 in 2002. Cash provided from an equity financing in December of 2002 combined with funds from the equity financing in September 2003 were sufficient to fund operations through out 2003. Cash used in operating activities increased to $15,847,000 in 2004 compared to $12,005,000 in 2003 and $11,319,000 in
2002.The increases in both years is attributable to increased research activities and to the commencement of Phase I Clinical Trials on Proxinium for the treatment of Head and Neck cancer in Russia and Brazil. Cash used in investing activities increased to $658,000 from $218,000 in 2003 as a result of capital equipment and leasehold expenditures necessary to expand and upgrade the manufacturing infrastructure at our manufacturing and research facility in Winnipeg.

On August 16, 2004, we withdrew our previously announced Canadian public offering of units due to market conditions and entered into a non-binding term sheet with the Dan Group in respect of a private placement financing. Under the terms of the agreement, the Dan Group agreed to convert $8,900,000 (plus accrued interest) of then outstanding unsecured demand bridge financing loans into secured convertible debentures and to invest an additional $14,000,000 in secured convertible debentures. This private placement closed on November 3, 2004. For additional information in respect of the private placement, refer to
Note 7 to the financial statements. We continue to seek additional sources of funding to finance operations into the future. In the event that we are unable to secure additional financing, there would be substantial doubt about our ability to continue as a going concern. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to reduce the scope of, or eliminate one or more of our research and development programs, or may be required to significantly scale back or cease operations.

We enter into research, development and license arrangements with various parties in the ordinary course of business. These arrangements are in respect of various research services that are being provided to us and that enable us to utilize know-how and technology. The arrangements require compensation to be paid by us, typically by a combination of the following methods: fees comprising amounts due initially upon entering into the arrangements as well as additional amounts due either on specified timelines or for defined services to be provided; milestone payments that are dependent on products developed under the arrangements proceeding towards specified plans of clinical trials and commercial development; and royalty payments calculated as a percentage of net sales commencing upon commercial sales of any product candidates developed as a result of such know-how or technology.

As at December 31, 2004, our commitments under the above arrangements for the next five years and thereafter were as follows:

                                                   COMMITMENTS
YEAR                                       -------------------------
----                                       (in thousands of dollars)
2005                                                 257
2006                                                 100
2007                                                 100
2008                                                 100
2009 and annually thereafter                         100
                                                     ---
                                                     657
                                                     ===

The amounts above are principally comprised of fee-related committed research and license payments and potential milestone payments due in 2004. Other milestone and royalty-related amounts that may become due under the various arrangements are dependent on, among other factors, products identified as investigational new drugs, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain.

Amounts due pursuant to the various agreements for milestone payments will be accrued once the occurrence of a milestone is likely. Amounts due, as royalty payments will be accrued as commercial revenues from the product are earned.

Certain potential milestone payments related to the commencement or completion of Phase II and Phase III clinical studies as well as the submission and receipt of regulatory approval for the various products employing the technologies are described in aggregate below. These potential payments are based on the achievement of the various milestones and as such the timing of the achievement of the milestones is contingent on many factors. The obligation to pay various milestones will depend on our ability to complete the required clinical programs, obtain necessary regulatory approvals and enter into suitable licensing or partnering arrangements to commercialize our products as well as our ability to obtain sufficient funding.

To date we have paid an aggregate total of approximately US $ 680,000 in upfront and maintenance fees for our key licenses.

Potential aggregate milestones payable up to and upon receipt of regulatory approval are as follows:

University of Zurich               US  $1,000,000.
McGill University                  CDN $300,000.
Columbia University                US  $575,000.
Tanox                              US  $7,300,000.
Biovation                          US  $8,500,000.

The Company periodically enters into research agreements or strategic alliances with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

As at December 31, 2004, the Company's future minimum commitments under operating leases for premises for the next four years are as follows:

                                                   COMMITMENTS
YEAR                                       -------------------------
----                                       (in thousands of dollars)
2005                                                  292
2006                                                  196
2007                                                  203
2008                                                  102
                                                      ---
                                                      793
                                                      ===

Certain premises, the commitments for which are included in the above table, are leased from an affiliate of Leslie Dan at an annual rent of $185,100 for 2005. For the years 2006 to 2008 all amounts are due to an affiliate of Leslie Dan. The lease expires on June 30, 2008

The following is a schedule of minimum payments for assets under capital lease.

                                                   COMMITMENTS
YEAR                                       -------------------------
----                                       (in thousands of dollars)
2005                                                   71
2006                                                   65
2007                                                   35
                                                      ---
                                                      171

Less: interest                                         19
Less: current portion                                  59
                                                      ---
Long term portion                                      93
                                                      ===

The capital lease for computer equipment expires May, 2006; and interest is paid on the outstanding balance at 9.125% per annum. The capital lease for the protein fractional system expires June, 2007, and interest is paid on the outstanding balance at 8.859% per annum. The capital lease for the motorized microscope September, 2007 and interest is paid on the outstanding balance at 10.422% per annum. The commitments for these capital leases are included in the above table. On January 7, 2004, our former President and Chief Executive Officer resigned. Pursuant to the resignation agreement with us, the total severance benefits that are to be paid out in 2005 totals $137,500. As at December 31, 2004, a total amount of approximately $390,600 has been paid pursuant to this agreement.

On November 3, 2004, Leslie Dan in his personal capacity obtained $1,600,000 in financing which was provided to the Company to further expand its Winnipeg research facility. The loan bears interest at a rate of 5.0% per annum, repayable in blended monthly payments of $41,165 and matures in November 2007. The Company has agreed to repay this amount directly to the third party lending institution.

At December 31, 2004, the Company's commitments under the above arrangements for the next three years are as follows:

                                                   COMMITMENTS
YEAR                                       -------------------------
----                                       (in thousands of dollars)
2005                                                   509
2006                                                   535
2007                                                   515
                                                     -----
                                                     1,559
                                                     =====

CAPITAL RESOURCES

During the quarter ended March 31, 2005, we increased capital assets and leaseholds in our Winnipeg facility by $1,069,000.

On November 3, 2004 we completed the private placement whereby the Dan Group invested $14,000,000 in secured convertible debentures and converted $8,900,000 (plus accrued interest of $246,711 as of November 3, 2004) of the outstanding unsecured demand bridge financing loans into secured convertible debentures. The resulting convertible debentures in an aggregate principal amount of $23,146,711 were secured by a first charge over all of our assets and bear interest at the rate of 4.5% per annum, compounded annually. The debentures mature two years from the date of issuance, when both interest and principal will be payable. The principal amount of the debentures is convertible at the option of the holder at any time into units at a price of $1.50 per unit. Each unit will be comprised of one common share and one half of a common share purchase warrant. Each whole common share purchase warrant will enable the holder to purchase an additional common share at an exercise price of $2.00 per common share at any time for a period of four years from the date of issuance. We used the proceeds of the private placement to repay the following indebtedness together with accrued interest thereon: (a) existing convertible secured debentures issued to members of the Dan Group on June 20, 2002 (with an aggregate principal amount of $4,000,000 and accrued interest of $241,251 as of November 3, 2004), and (b) other unsecured demand bridge financing loans made by members of the Dan Group (with an aggregate principal amount of $4,500,000 and accrued interest of $40,007 as of November 3, 2004) for net proceeds of $5,218,742.

On October 4, 2004, we received an additional bridge financing loan in the amount of $1,000,000 from the Dan Group. The loan bears interest at 4.5% per annum and is repayable on demand.

On September 10, 2003, we completed a private equity placement with Teva for approximately $2,804,000 less issuance costs of $147,000. Under the terms of this transaction, Teva purchased 1,402,100 units issued by us at a price of $2.00 per unit. The unit price was based on the closing price of our common shares on the TSX on August 21, 2003. Each unit consists of one of our common shares and one common share purchase warrant at an exercise price of $2.00. The warrants expire on September 10, 2008.

On February 10, 2003, we repaid, to a company controlled by Mr. Dan, $2,000,000 plus accrued interest of $24,000 of the convertible debentures previously issued on June 20, 2002. In connection with this repayment, Mr. Dan reinvested $2,000,000 less issue costs of $89,000 in the form of a private equity placement for 1,111,111 units, with each unit consisting of one of our common shares and one common share purchase warrant at an exercise price of $1.80 per common share.

On December 17, 2002, we completed a private equity placement with Mr. Dan and 1533686 Ontario Limited, a company related to Mr. Dan, for $10,000,000, less issue costs of $109,147. Under the terms of the transaction, we issued 7,142,857 units at a price of $1.40 per unit. Each unit is comprised of one of our common shares and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of $1.40 per common share until December 17, 2007.

On June 20, 2002, we completed a private placement and issued three secured convertible debentures for gross aggregate proceeds of $6,000,000, less issue costs of $141,288. The debentures were issued to companies within the Dan Group and to a party related to Mr. Dan. The debentures were collateralized by a charge over all of our assets, bore interest at 10% per annum compounded and payable quarterly, and were to mature on May 31, 2004. During 2003 we repaid $2,000,000 plus accrued interest of $24,000 of the $6,000,000 convertible debentures. The remaining debentures were convertible in the aggregate into 1,538,461 units at the option of the holder at any time or automatically upon the completion of equity financing of $10,000,000 or greater. Each unit was comprised of one of our common shares and one purchase warrant. Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of $2.60 per common share, at any time prior to June 20, 2007. The debentures were repaid following completion of our November 3, 2004 private placement.

RESEARCH AND DEVELOPMENT BUDGET

Our Research and Development programs are described in the "Our Armed Antibodies Pipeline" on page 29 of this 20F. It provides a status of our various projects. The following provides financial analysis to be read in conjunction with "Our Development Plans Section".

PROXINIUM(TM) FOR THE TREATMENT OF HEAD AND NECK CANCER:

Our Phase I clinical trial program commenced in 2003 at a cost of $1,153,000. In 2004, the first dosing schedule using Proxinium was completed in Russia and the second, more aggressive dosing schedule commenced in Brazil. Costs related to these programs were $2,274,000 in 2004 and are estimated to be $5,350,000 in 2005, $6,120,000 in 2006 and estimated to be $4,750,000 in order to advance the program to completion of Phase II clinical trials in North America by the end of 2007. It is not possible to predict the outcomes of these trials or to estimate costs or time to complete Phase III clinical trials until the outcome of this program is known.

PROXINIUM(TM) FOR THE TREATMENT OF BLADDER CANCER:

We commenced our project with Proxinium(TM) for the treatment of bladder cancer in 2004 at a cost of $625,000. By the fourth quarter of 2004 we received approval of an amended protocol from Health Canada to commence a Phase I clinical trial on up to 40 patients in Canada. Enrolment has commenced and the study is expected to complete enrolment by the end of 2005 at an estimated cost of $2,300,000. Once Phase I data is analyzed and if found to be appropriate we estimate that it will cost at least an additional $5,000,000 in 2006 and at least an additional $5,150,000 n 2007 to advance Proxinium(TM) for the treatment of bladder cancer through Phase II clinical trials in that time period.

OUR NEXT PRODUCT CANDIDATE:

Our Hybridomics(TM) and ImmunoMine(TM) development and screening program were designed to identify potential Armed Antibodies(TM) drug candidates. We commenced this process in 2003 at a cost of $1,690,000. In 2004 we continued to screen and identify multiple antibodies selected by our program and selected a number of candidates to enter preclinical testing as possible Armed Antibodies(TM). The program has identified VB6-845 and three other candidates, which have all entered into various levels of preclinical testing in 2004. The costs associated with this program in 2004 were $1,595,000. Animal efficacy studies and safety studies for VB6-845 for the treatment of ovarian cancer have commenced, we estimate that the cost to advance VB6-845 through these studies and if appropriate into Phase I studies as well as advancing the other Armed Antibodies(TM) candidates through the various early stages of research and testing is estimated to be $6,145,000 in 2005 and $7,100,000 in 2006 and $5,800,000 in 2008.

The chart below details our total Research and Development costs for 2003 and 2004:

                                                                  2003              2004
DESCRIPTION:                                                  EXPENDITURES      EXPENDITURES
Proxinium for the treatment of H&N cancer                     $      1,153      $      2,274

Proxinium for the treatment of Bladder cancer                 $          0      $        625

Our next product candidate                                    $      1,690      $      1,595

All other research expenditures                               $      1,909      $      1,028

                                                              ------------      ------------
Total R&D expenditures as per Financial Statements            $      4,752      $      5,522
                                                              ============      ============
                                                                All figures in $000's CDN

RESEARCH AND DEVELOPMENT ACTIVITIES BY THEIR NATURE, PRECLUDE DEFINITIVE STATEMENTS AS TO THE TIME REQUIRED AND COST INVOLVED IN REACHING CERTAIN OBJECTIVES, THEREFORE THE ACTUAL COSTS MAY VARY SIGNIFICANTLY FROM THE ESTIMATES SET FORTH ABOVE.

DESCRIPTION OF SHARE CAPITAL

We are authorized to issue an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. As of March 31, 2005, we had 29,206,115 common shares and no preferred shares issued or outstanding. In addition, as at March 31, 2005, we had 11,447,113 common share purchase warrants and 1,862,792 options to purchase common shares outstanding, each of which entitles the holder to acquire one of our common shares at varying exercise prices.

As at December 31, 2004, we had 29,206,115 common shares and no preferred shares issued or outstanding. In addition, as at December 31, 2004, we had 11,447,113 common share purchase warrants and 1,455,737 options to purchase common shares outstanding, each of which entitles the holder to acquire one of our common shares at varying exercise prices.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. A change in facts or circumstances could significantly affect the results of operations and financial position. Discussed below are those policies that we believe are critical and require the use of judgment in their application.

INTANGIBLE ASSETS - LICENSED TECHNOLOGY

In the year ended December 2001, we acquired a non-exclusive license from a third party, to use its technology to reduce future development costs in return for total payments of $396,000. We are amortizing this technology over its estimated useful life of five years. We test the intangible assets for impairment on an ongoing basis, to verify that the carrying value is appropriate.

CAPITAL ASSETS

Property, plant, equipment and other assets are stated at cost. Amortization is determined using methods and annual rates which are expected to reflect their economic and useful life. Assets are tested for impairment each time changes of events or situation indicate that the carrying value of an asset may not be recoverable.

COMMITMENTS

We enter into research, development and license arrangements with various parties in the ordinary course of business. The arrangements require compensation to be paid typically by combination of initial up front payments, milestone payments dependent on the certain advancements and royalty payments, commencing upon commercial sales of any products developed as a result of the license or technology. Amounts included in our financial statements are principally comprised of fee-related committed research and license payments, and potential milestone payments in 2004. Other milestone and royalty related amounts that may become due under the various arrangements are dependent on other factors, including clinical trials, regulatory approvals and the successful development of a new product, the outcome and timing of which is uncertain.

STOCK BASED COMPENSATION

In December 2003, the amended CICA Handbook, section 3870 - Stock Based Compensation and Other Stock Based Payments required companies to measure and expense all equity instruments awarded to employees. We adopted the new recommendation prospectively. Consequently, we have applied fair value based method to expense stock options awarded since January 1, 2003 using the Black-Scholes option pricing model. The model estimates the fair value of fully transferable options, without vesting restrictions, which significantly differs from our stock option awards. These models also require four highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affects the calculated values.

RECENT ACCOUNTING DEVELOPMENTS

ACCOUNTING GUIDELINE 15, CONSOLIDATION OF VARIABLE INTEREST ENTITIES

This guideline comes into effect for interim periods beginning on or after November 1, 2004. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of a variable interest entity in its consolidated financial statements. We believe the adoption of this guideline will not have a significant impact on our financial statements.

CICA 1530, COMPREHENSIVE INCOME

This new section will set the standards for the reporting and display of comprehensive income. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners.

A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods. The new statement would present net income and each component to be recognized in other comprehensive income. These components would include, for example, exchange gains and losses arising on translation of the financial statements of self-sustaining foreign operations, which are currently included in a separate component of shareholders' equity. We believe the adoption of this guideline will not have a significant impact on our financial statements.

CICA SECTION 3865, HEDGES

CICA 3865 sets standards on when and how hedge accounting may be applied. As compared with AcG-13, Hedging Relationships, this new Section further restricts which hedging relationships qualify for hedge accounting. For perfectly effective hedges, all three treatments result in the recognition of offsetting changes in earnings in the same period. For hedges that are not perfectly effective, the ineffective portion of the change in fair value of derivatives would be included in earnings in the period of the change. The accounting treatments proposed in this Re-Exposure Draft are expected to result in changes from current practice under Canadian GAAP. We believe the adoption of this guideline will not have a significant impact on our financial statements.

CICA SECTION 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

This section was approved by the Accounting Standard Board in December 2004 and is subject to written ballot. This section introduces requirements to recognize and measure all financial instruments on a basis similar to that in the FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. An entity would recognize a financial asset or financial liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. For financial assets and financial liabilities not classified as held for trading, the initial value recorded would include transaction costs that are directly attributable to the acquisition or issuance of the financial asset or liability. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. We believe the adoption of this guideline will not have a significant impact on our financial statements.

RISKS AND UNCERTAINTIES

The following describe certain risks, events and uncertainties that we face as a biopharmaceutical company. For a more comprehensive discussion of these and other risks, refer to the Company's most recent filed Annual Information Form available at www.sedar.com.

We are a biopharmaceutical company specializing in the discovery and development of fully monoclonal antibody therapies for the treatment of cancer. It is not expected that these product development efforts will generate significant revenues for several years.

We face a number of challenges in successfully developing our products to the commercialization stage. All are in pre-clinical or early Phase I/II clinical testing. Some biotech products do not successfully complete Phase I testing; some products complete Phase I testing but do not successfully complete Phase II level testing. At this stage, it is impossible to establish whether completion of the clinical trials process and ultimate commercialization is truly feasible. We are also dependent on outside suppliers for source materials and clinical testing.

An inherent business risk for all biotechnology companies without products in the market is the availability of funding for continuing and future product development activities. To date, we have been able to obtain sufficient funding to support operations. Substantial additional financing will be required to fund operations over the long term and take our products candidates through to full commercialization. We are pursuing additional funding sources, but can offer no assurance that we will be successful. There is a going concern note in our financial statements. We must raise money from investors to fund our operations. If we are unable to fund our operations, we will cease doing business. Since January 2000, our principal shareholder Mr. Leslie Dan and entities affiliated with him have financed substantially all of our operations. If he ceases to provide additional financing and we are unable to raise money from third parties, we will cease operations.

Other potentially significant factors that may affect the ultimate commercial success of our products include: the impact of an increasingly changing and competitive environment in the market place; the ability to obtain and protect our patents and intellectual property for our products and technologies and that our patents will not be challenged; the ability to secure and maintain corporate partnerships and alliances necessary for the development and commercialization of our products an technologies; the ability to obtain regulatory approvals for our products in numerous international jurisdictions; the availability of product liability insurance; the performance of key personnel; and the impact of foreign currency fluctuations on our operating results as some of our expenses are paid in $US and other foreign currencies.

FORWARD LOOKING STATEMENTS

Certain statements included in this management's discussion and analysis constitute forward looking statements. When we use the words "anticipate", "believe", "plan", "estimate", "expect", "intend", "will", "may", "should" and similar expressions, as they relate to us or our management, they are intended to identify forward looking statements. These forward looking statements are not historical facts but reflect our current expectations concerning future results and events. We caution readers that these forward looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain of the risks and uncertainties are discussed above. The risk factors described herein are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward looking statements.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

        NAME                                  POSITION                                 PERIOD SERVED             AGE
----------------------------   --------------------------------------------------     ----------------           ---
Martin Barkin(1)(2)(3)         Director                                               Since June 1996            58
John J. Borer, III(2)(4)       Director                                               Since June 2000            47
Michael Byrne(5)               Chief Financial Officer and Corporate Secretary        -                          54
Michael Cross                  Chief Operating Officer                                -                          40
Leslie L. Dan(1)               Chair of the Board of Directors                        Since July 1995            75
Dimitri Fitsialos              Executive Director, Clinical Development               -                          40
Nick Glover(1)                 President and Chief Executive Officer and Director     Since June 2004            36
Glen MacDonald                 Vice President, Research                               -                          46
Murray S.  Palay(2)(4))(6)     Director                                               Since August 1997          50
Louis Siminovitch              Director                                               Since March 2000           84
Mark Wainberg(3)               Director                                               Since August 1997          59

------------
NOTES:

(1)  Current member of the Executive Committee.

(2)  Current member of the Audit Committee.

(3)  Current member of the Compensation Committee.

(4)  Current member of the Corporate Governance Committee.

(5) Mr. Michael Byrne was the Chief Financial Officer of Hyal Pharmaceutical Corporation in August 1999 at the time a receiver and manager was appointed to hold its assets.

(6) Mr. Murray Palay was named as a defendant in a civil suit as a director of a privately owned Canadian company Westsun International Inc. by a terminated employee of a subsidiary who brought an action against the parent company and its former officers and directors, alleging breach of fiduciary duty to him as an employee, breach of trust and conversion of his earned commission. On November 5, 2003, the Ontario Superior Court of Justice dismissed all claims of wrongdoing by the directors but found liability against the directors for unpaid wages. The judgment is currently under appeal.

Except as disclosed below, each of our directors, officers and other employees listed above has been engaged for more than five years in his present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided to us by the individuals themselves and has not been independently verified by us.

BACKGROUND OF DIRECTORS, OFFICERS AND EMPLOYEES

Martin Barkin, MD, FRCSC, MA. Dr. Martin Barkin is a director of our company. Dr. Barkin has been President and Chief Executive Officer and a Director of Draxis Health Inc., a pharmaceutical company, since May 1992. He has been a practicing physician, Professor and Chief of Urologic Surgery, and Chief Executive Officer of Sunnybrook Health Sciences Center. He has also been Deputy Minister of Health for the Province of Ontario, Head of Health Care Consulting for KPMG Canada, Chair of the board of directors of the Sunnybrook and Women's College Health Sciences Center.

John J. Borer, III, BA, JD. Mr. John Borer is a director of our company. Mr. Borer has been President and Senior Managing Director of Rodman & Renshaw LLC, an investment bank, since 1998. Prior to his positions with Rodman & Renshaw, Mr. Borer was Senior Vice President and Investment Manager in the New Business Development office of Security Pacific Business Credit Inc.

Michael A. Byrne, BA, CGA. Mr. Michael Byrne has been our Chief Financial Officer and Corporate Secretary since January 2000. Mr. Byrne has over twenty years of senior management and executive experience in the biotechnology and pharmaceutical industries. Prior to joining us, Mr. Byrne was the Vice President, Finance and Chief Financial Officer of Hyal Pharmaceutical Corporation.

Michael Cross, Ph.D., MBA, M.Sc. Dr. Michael Cross has been our Chief Operating Officer since February 2004. Prior to joining us, he was Managing Director of Southpaw B.I., a large cGMP contract manufacturing organization, from January 2003 to January 2004. Prior to this, Dr. Cross was with MDS Proteomics Inc. from January 2000 to January 2003, most recently as Vice President, where he was responsible for various financial, operational, and business development activities. From May 1996 until January 2000, he was a partner with MDS Capital Corp., an international venture capital fund which invests in the health and sciences industries, where he was responsible for new investment, operations and merger and acquisition activities.

Leslie L. Dan, CM, B.Sc.Phm., MBA. Mr. Leslie Dan is the Chair of our board of directors. Mr. Dan is also the Chair of the board of directors and founder of Novopharm Limited which is now a wholly-owned subsidiary of Teva Pharmaceuticals. Mr. Dan has been the Chair of Novopharm since January 1990. Mr. Dan sits on the Board of Governors of Mount Sinai Hospital, Toronto. Mr. Dan is a director of Teva Pharmaceuticals and Draxis and the Chair of the board of directors of Human Serum Production and Medicine Manufacturing Co. Ltd. in Hungary.

Dimitri Fitsialos, B.Sc. Mr. Dimitri Fitsialos is our Executive Director, Clinical Development. Mr. Fitsialos has been our Executive Director, Clinical Development since July 2004. He joined our company as Director of Clinical Development in January 2003. Prior to that time, Mr. Fitsialos was Director Clinical Development and Regulatory Affairs at Lorus Therapeutics from 1998-2001. He has been responsible for over 20 clinical trials in various therapeutic areas including oncology, hematology, transplantation, infectious disease, CNS, psychiatry and dermatology.

Nick Glover, Ph.D. Dr. Nick Glover is our President and Chief Executive Officer and a director of our company. Prior to his appointment as President and Chief Executive Officer in January 2004, Dr. Glover had served as our Vice President, Corporate Development and Product Operations since September 2001. Dr. Glover joined us in September 2000 and has had responsibility for all aspects of our business development, including financing, corporate partnering, and strategic orientation. Prior to joining us, Dr. Glover was with MDS Capital Corp. as an Investment Manager, where his responsibilities included sourcing, negotiating, and completing venture capital investments in the biotechnology sector.

Glen MacDonald, Ph.D. Dr. Glen MacDonald joined us in July 1997 and has been our Vice President, Research since January 2004. Dr. MacDonald was a Senior Research Scientist from 1997 until April 2002 and our Director of Research from May 2002 until December 2003. Prior to joining us, Dr. MacDonald held a Manitoba Cancer Treatment Research Foundation Fellowship and served as a Post-Doctoral Fellow at the University of Manitoba Cancer Treatment Research Foundation. Dr. MacDonald holds a Ph.D. in the field of immunology from the University of Manitoba. Dr. MacDonald's scientific background is extensive having published in the areas of monoclonal antibodies, graft-versus-host disease, lupus, and apoptosis.

Murray S. Palay, B. Comm., LL.B., T.E.P. Mr. Murray Palay is a director of our company. Mr. Palay is the Managing Director of Quadrant Asset Management,, and was Managing Director, Assante Asset Management Ltd., an investment management firm, from July 2000 through December 2004. Mr. Palay's previous role from 1993 to June 2000, was Vice President, Corporate Finance, coordinating the Wealth Planning Group for Loring Ward Investment Counsel Ltd. (now Assante Asset Management Ltd.) in providing business consulting, succession, estate planning, and international tax and estate planning. He currently sits on the boards of directors of public and private companies, including CCI Entertainment Ltd., Optima Strategy Master Limited Partnership, and Sun Mortgage Corporation.

Louis Siminovitch, B.Sc., Ph.D., D.Sc. Dr. Louis Siminovitch is a director of our company. Dr. Siminovitch has been University Professor Emeritus at the University of Toronto since 1985. Since 1994, Dr. Siminovitch has also been Director Emeritus of the Samuel Lunenfeld Research Institute, an organization that he has been involved in since its creation in 1983. Dr. Siminovitch is an advisor and genomics consultant to numerous cancer centers and research institutes in Canada and the United States, as well as to the Province of Ontario. He was made both an Officer, in 1980, and Companion, in 1989, of the Order of Canada. In 1999, Dr. Siminovitch was elected as a Foreign Member of the National Academy of Sciences of the United States.

Mark Wainberg, B.Sc., Ph.D. Dr. Mark Wainberg is a director of our company. Dr. Wainberg has served as Professor and Director of the McGill University AIDS Center since 1989. He has been Director of Research at the Jewish General Hospital in Montreal since 2000, as well as Professor of Medicine and of Microbiology and Immunology at McGill University in Montreal, Canada, since 1987. Dr. Wainberg is a past-President of the International AIDS Society and is an internationally recognized scientist in the field of HIV/AIDS.

B. COMPENSATION.

COMPENSATION OF DIRECTORS

Outside directors (i.e., directors who are not officers and are not associated or affiliated with the Dan Group) are paid an annual fee of $15,000, a fee of $500 per meeting by telephone, and $1,000 per meeting attended in person. The Chair is paid an annual fee of $50,000. Committee chairs are paid $1,500 per meeting. Directors are entitled to receive stock option grants pursuant to our 2001 stock option plan and are entitled to be reimbursed for expenses incurred to attend meetings. During the fiscal year ended December 31, 2003, there were a total of 9,000 stock options granted to directors. Those options have an exercise price of $2.00 and expire on June 19, 2010.

For a description of all of the options held by directors as of January 1, 2005, refer to "-Share Ownership of Directors and Executive Officers -Stock Options Outstanding" in this registration statement.

As of January 1, 2005, our directors had been granted a total of 678,000 options to acquire common shares, representing 46.6% of the total outstanding options. As of January 1, 2005, only 552,000 of these options remain outstanding, representing 38.2% of the total outstanding options. These numbers exclude the 170,000 options granted to Dr. Schincariol related to his performance as President and Chief Executive Officer.

As at January 1, 2005 the number of options held by our non-executive directors, including our Chairman, is 222,000, and our President and Chief Executive Officer held 330,000 options.

COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY OF COMPENSATION

Compensation of our executive officers and senior management for the year ended December 31, 2003 consisted of three elements: (i) base salaries, (ii) bonuses, and (iii) share options under our stock option plan. During the year ended December 31, 2004, the aggregate cash compensation paid or payable by us to our executive officers was $841,524.

The following table provides all compensation earned during each of the last three fiscal years by our Chief Executive Officer, our former Chief Executive Officer and our other most highly compensated executive officers who served as executive officers at the end of the fiscal year ended December 31, 2004, which we refer to collectively, as the "Named Executive Officers".

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG TERM COMPENSATION
                                                                                    -------------------------------------
                                                                                       AWARDS
                                                   ANNUAL COMPENSATION               SECURITIES           PAYOUTS
                                          --------------------------------------        UNDER      ----------------------
                                                                   OTHER ANNUAL     OPTIONS/SARS     LTIP       ALL OTHER
                                          SALARY      BONUS      COMPENSATION(5)      GRANTED      PAYOUTS   COMPENSATION
NAME AND PRINCIPAL POSITION      YEAR       ($)        ($)             ($)              (#)          ($)          ($)
---------------------------      ----     -------     ------     ---------------    ------------   -------   ------------
Nick Glover                      2004     282,307     48,800            -             300,000         -               -
President and Chief              2003     190,000     50,160            -               5,000         -               -
Executive Officer(1)             2002     167,200     47,340            -                   -         -               -

Anthony Schincariol              2004           -          -            -                   -         -         390,600
Former President and             2003     275,000     75,000            -              20,000         -               -
Chief Executive Officer(2)       2002     225,000     67,500            -                   -         -               -

Michael Byrne                    2004     181,730     25,000            -             100,000         -               -
Chief Financial Officer          2003     165,000     46,260            -               5,000         -               -
and Corporate Secretary          2002     154,200     45,840            -                   -         -               -

Michael Cross                    2004     162,692          -            -             100,000         -               -
Chief Operating Officer(3)       2003           -          -            -                   -         -               -
                                 2002           -          -            -                   -         -               -

Glen MacDonald                   2004     132,595      8,400            -              75,000         -               -
Vice President, Research(4)      2003     105,000     21,375            -               4,917         -               -
                                 2002      95,000     19,750            -                   -         -               -

------------
NOTES:

(1) Nick Glover was appointed President and Chief Executive Officer on January 7, 2004. His salary for 2002 and 2003 reflects compensation for his role as Vice President, Corporate Development during that time.

(2) Anthony Schincariol resigned as our President and Chief Executive Officer on January 7, 2004. The figure under "All Other Compensation" for 2004 represents compensation paid to Dr. Schincariol in 2004 pursuant to his resignation agreement. For additional details, refer to "-Termination of Employment, Change in Responsibilities, and Employment Contracts" in this registration statement.

(3) Michael Cross has been our Chief Operating Officer since February 2004. As a result, his compensation for fiscal 2004 reflects approximately 11 months salary.

(4) Glen MacDonald was not appointed as an executive officer until January 2004. As a result, his compensation disclosed in this chart was not earned as an executive officer, but was earned during fiscal 2003 as our Director of Research and during fiscal 2002 as Director of Research for nine months and Senior Research Scientist for three months.

(5)   Perquisites and other personal benefits do not exceed $20,000.

STOCK OPTION INCENTIVE COMPENSATION

The following tables provide details of stock options granted to the Named Executive Officers during the year ended December 31, 2004 pursuant to our stock option plan.

       OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                                            MARKET VALUE OF
                                                         % OF TOTAL                           SECURITIES
                                                           OPTIONS                            UNDERLYING
                                                         GRANTED TO                         OPTIONS ON THE
                                   SECURITIES UNDER     EMPLOYEES IN       EXERCISE OR           DATE
                                     OPTIONS/SARS         FINANCIAL           BASE              OF THE          EXPIRATION
             NAME                      GRANTED              YEAR            PRICE(1)             GRANT             DATE
-----------------------------      ----------------     ------------      ------------      ---------------   -------------
                                         (#)                 (%)          ($/SECURITY)       ($/SECURITY)
Nick Glover..................          300,000              24.0%             1.56               1.56         Aug. 12, 2014
Anthony Schincariol..........                -                -                 -                   -          -

Michael Byrne................          100,000               8.0%             1.56               1.56         Aug. 12, 2014

Michael Cross................          100,000               8.0%             1.56               1.56         Aug. 12, 2014

Glen MacDonald...............           75,000               6.0%             1.56               1.56         Aug. 12, 2014

------------
NOTE:

(1) The exercise price of these options is the closing price of our common shares on the TSX on the day immediately preceding their issuance.

       AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
            FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table provides details of stock options exercised by the Named Executive Officers during the year ended December 31, 2004.

                                SECURITIES                            UNEXERCISED              VALUE OF UNEXERCISED IN-
                                 ACQUIRED      AGGREGATE         OPTIONS/SARS AT FY -            THE-MONEY OPTIONS/SARS
                                    ON           VALUE                    END                        AT FY - END ($)
            NAME                 EXERCISE      REALIZED        EXERCISABLE/UNEXERCISABLE       EXERCISABLE/UNEXERCISABLE
------------------------------  ----------     ---------       -------------------------       -------------------------
                                   (#)           ($)           (#)                             ($)/($)
Nick Glover...................      0             0                57,500     272,500            56,450         364,050
Anthony Schincariol...........      0             0                     0           0                 0               0
Michael Byrne.................      0             0                42,500      92,500            49,650         122,850
Michael Cross                       0             0                10,000      90,000            13,400         120,600
Glen MacDonald................      0             0                21,958      69,959            20,663          92,663

EQUITY COMPENSATION PLANS

The following table provides the number of common shares authorized for issuance under all compensation plans as of December 31, 2004.

       SHARES AUTHORIZED UNDER STOCK OPTION PLANS AS OF DECEMBER 31, 2004

                                                                  NUMBER OF                                   NUMBER OF COMMON
                                                                COMMON SHARES                                 SHARES REMAINING
                                                              TO BE ISSUED UPON       WEIGHTED AVERAGE          AVAILABLE FOR
                                                                 EXERCISE OF         EXERCISE PRICE OF         ISSUANCE UNDER
                                                                 OUTSTANDING            OUTSTANDING                EQUITY
                       PLAN CATEGORY                               OPTIONS                OPTIONS            COMPENSATION PLANS
------------------------------------------------------------  -----------------      -----------------       ------------------
                                                                     (#)                    ($)                       (#)
Equity compensation plans approved by shareholders..........       1,455,767               1.82                    1,178,833
Equity compensation plans not approved by shareholders......              __                 __                           __

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES, AND EMPLOYMENT CONTRACTS

As a result of Dr. Glover's appointment as President and Chief Executive Officer on January 7, 2004, we entered into a revised employment agreement with him. Dr. Glover's agreement provides for the payment of a signing bonus of $20,000, salary of $275,000 per year and a car allowance, as well as a bonus to be paid and up to 300,000 stock options to be granted at the discretion of the board of directors. Among other terms and subject to certain conditions, Dr. Glover's employment may be terminated by Dr. Glover on three months' written notice or by us without prior notice for reasons of just cause or disability. We may also terminate the agreement without cause. If we terminate the agreement without cause, we will pay to Dr. Glover an amount equal to the salary that he was being paid for a severance period of eighteen months, plus a pro rata portion of any bonus to which he was entitled payable at the board's discretion. The amount of the salary and bonus payable to Dr. Glover will be reduced in the last six months of the severance period by any amounts he earns from another employer or business activity. Dr. Glover will also be entitled to receive up to $10,000 to cover costs associated with career relocation and outplacement services. The agreement includes confidentiality, assignment of intellectual property, and non-competition and non-solicitation provisions.

In January 2000, Mr. Michael Byrne entered into an agreement of employment with us. On October 14, 2004, we entered into a revised employment agreement with him. Mr. Byrne's agreement provides for the payment of a salary of $175,000 per year and a car allowance, as well as a bonus to be paid and stock options to be granted at the discretion of the board of directors. Among other terms and subject to certain conditions, Mr. Byrne's employment may be terminated by him on one month's written notice or by us without prior notice for reasons of just cause or disability. We may also terminate the agreement without cause. If we terminate the agreement without cause, we will pay to Mr. Byrne an amount equal to the salary that he was being paid for a severance period of twelve months, plus a pro rata portion of any bonus to which he was entitled, payable at the board's discretion. In addition, the severance period will be extended by one month for each additional year of employment completed commencing January 1, 2004. Mr. Byrne will also be entitled to receive up to $10,000 to cover costs associated with career relocation and outplacement services. The agreement includes confidentiality, assignment of intellectual property, and non-competition and non-solicitation provisions.

On February 9, 2004, we entered into an employment agreement with Dr. Michael Cross in his role as Chief Operating Officer. We entered into a revised employment agreement with him effective December 13, 2004. Dr. Cross' agreement provides for the payment of a salary of $180,000 per year and a car allowance, as well as a bonus to be paid, and stock options to be granted at the discretion of the board of directors. Among other terms and subject to certain conditions, Dr. Cross' employment may be terminated by him on three months' written notice or by us without prior notice for reasons of just cause or disability. We may also terminate the agreement without cause. If we terminate the agreement without cause, we will pay to Dr. Cross an amount equal to the salary that he was being paid for a severance period of twelve months, plus a pro rata portion of any bonus to which he was entitled, payable at the board's discretion. In addition, the severance period will be extended by one month for each additional year of employment completed commencing February 9, 2004. Dr. Cross will also be entitled to receive up to $10,000 to cover costs associated with career relocation and outplacement services. The agreement includes confidentiality, assignment of intellectual property, and non-competition and non-solicitation provisions.

On October 12, 2004, we entered into an employment agreement with Dr. Glen MacDonald. The agreement provides for the payment of a salary of $130,000 per year and a car allowance, as well as a bonus to be paid, and stock options to be granted at the discretion of the board of directors. Among other terms and subject to certain conditions, Dr. MacDonald's employment may be terminated by him on three month's written notice or by us without prior notice for reasons of just cause or disability. We may also terminate the agreement without cause. If we terminate the agreement without cause, we will pay to Dr. MacDonald an amount equal to the salary that he was being paid for a severance period of twelve months, plus a pro rata portion of any bonus to which he was entitled, payable at the board's discretion. In addition, the severance period will be extended by one month for each additional year of employment completed commencing January 1, 2004. Dr. MacDonald will also be entitled to receive up to $10,000 to cover costs associated with career relocation and outplacement services. The agreement includes confidentiality, assignment of intellectual property, and non-competition and non-solicitation provisions.

On November 17, 2004, we entered into an employment agreement with Mr. Dimitri Fitsialos. The agreement provides for the payment of a salary of $125,000 per year, as well as a bonus to be paid, and stock options to be granted at the discretion of the board of directors. Among other terms and subject to certain conditions, Mr. Fitsialos's employment may be terminated by him on three month's written notice or by us without prior notice for reasons of just cause or disability. We may also terminate the agreement without cause. If we terminate the agreement without cause, we will pay to Mr. Fitsialos an amount equal to the salary that he was being paid for a severance period of six months plus a pro rata portion of any bonus to which he was entitled, payable at the board's discretion. In addition the severance period will be extended by one month for each additional year of employment completed commencing January 1, 2004. Mr. Fitsialos will also be entitled to receive up to $10,000 to cover costs associated with career relocation and outplacement services. The agreement includes confidentiality, assignment of intellectual property, and non-competition and non-solicitation provisions.

Dr. Anthony Schincariol resigned from his position as President and Chief Executive Officer on January 7, 2004. As part of Dr. Schincariol's resignation agreement, he will receive $412,500, less any amounts he receives in respect of any employment or other business income he earns in the period from January 7, 2005 to July 6, 2005, plus $80,000 and certain other benefits.

C. BOARD PRACTICES.

All directors hold office until the next annual general meeting of our shareholders or until they resign or are removed from office in accordance with our articles of continuation.

No director has a service contract with us other than Dr. Nick Glover, who has an employment contract with us in respect of his position as President and Chief Executive Officer. Each director has formally consented to serve as a director and has signed a confidentially agreement with us.

From time to time our board appoints, and empowers, committees to carry out specific functions on behalf of the board. The following describes the current committees of the board and their members.

AUDIT COMMITTEE

Our audit committee supervises the audit of our financial records and the adequacy and effectiveness of our policies and procedures concerning our financial reporting, internal accounting, financial controls, management information and risk management. Our audit committee:

      - evaluates the qualifications, independence and performance of the independent auditors;

      -     determines the engagement of the independent auditors;

      - monitors the rotation of partners of the independent auditors on our engagement team as required by law;

      - oversees selection and changes to accounting policies and establishes policies;

      - reviews our financial statements and Management's Discussion and Analysis contained in all reports to the Canadian securities regulatory authorities and the SEC;

      -     reviews our critical accounting policies and estimates;

      -     review all related-party transactions;

      - reviews any written communications between our independent auditors and management;

      - discusses with management and our independent auditors the results of the annual audit and the review of our quarterly financial statements; and

      - pre-approves the retention of the independent auditors to perform any proposed permissible non-audit services.

The audit committee is currently composed of three directors (Messrs. Barkin, Borer, and Palay).

COMPENSATION COMMITTEE

Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objective relevant to compensation of our Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on these evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plan.

The compensation committee is currently composed of two directors (Messrs. Barkin and Wainberg).

CORPORATE GOVERNANCE COMMITTEE

Our corporate governance committee provides our board with advice and recommendations relating to corporate governance in general, including all matters relating to the stewardship role of the board in respect of the management of the corporation, the board's size and composition, the board's compensation and any procedures that may be necessary to allow the board to function independently of management.

The corporate governance committee is currently composed of two directors (Messrs. Borer and Palay).

EXECUTIVE COMMITTEE

During the intervals between meetings of the board of directors, the executive committee exercises all the powers of the board of directors in respect of the management and direction of our business and affairs, except for those powers specified in our articles or by statute to be exercised by the full board of directors.

The executive committee is currently composed of three directors (Messrs. Barkin, Dan, and Glover).

D. EMPLOYEES.

As of December 31, 2004, we had 68 staff members. Of our total employees, approximately 27% are engaged in antibody discovery and development, approximately 44% are engaged in clinical, manufacturing and quality operations, and the balance is engaged in other activities such as finance, intellectual property, administration, and investor relations. None of our employees are covered by a collective bargaining agreement, we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

As of December 31, 2003 and 2002, we had 59 and 58 staff members, respectively.

E. SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS.

The following chart provides the common share and option ownership of our executive officers and directors as of May 17, 2005.

                      NUMBER OF SHARES
NAME OF OFFICER OR      BENEFICIALLY      PERCENTAGE OF   NUMBER OF
    DIRECTOR              OWNED(1)        COMMON SHARES    OPTIONS     EXERCISE PRICE    EXPIRY DATE
------------------    ----------------    -------------   ---------    --------------    -----------
                            (#)                (%)           (#)            ($)
Martin Barkin                5,375            0.02%         30,000          1.56          Aug 12-11
                                                             1,500          2.00          Jun 19-10
                                                             4,500          2.20          Nov 20-08

John J. Borer, III          11,875            0.05%         30,000          1.56          Aug 12-11
                                                             1,500          2.00          Jun 19-10
                                                             4,500          2.20          Nov 20-08
                                                             6,500          3.30          Jun 17-06

Leslie Dan              35,002,413(2)         56.1%          1,500          2.00          Jun 19-10
                                                             4,500          2.20          Nov 20-08

Murray S. Palay             17,375(3)         0.07%         30,000          1.56          Aug 12-11

                      NUMBER OF SHARES
NAME OF OFFICER OR      BENEFICIALLY      PERCENTAGE OF   NUMBER OF
    DIRECTOR              OWNED(1)        COMMON SHARES    OPTIONS     EXERCISE PRICE    EXPIRY DATE
------------------    ----------------    -------------   ---------    --------------    -----------
                            (#)                (%)           (#)            ($)
                                                             1,500          2.00          Jun 19-10
                                                             4,500          2.20          Nov 20-08

Louis Siminovitch            5,375            0.02%         30,000          1.56          Aug 12-11
                                                             1,500          2.00          Jun 19-10
                                                             4,500          2.20          Nov 20-08

Mark Wainberg                5,375            0.02%         30,000          1.56          Aug 12-11
                                                             1,500          2.00          Jun 19-10
                                                             4,500          2.20          Nov 20-08

Michael Byrne               32,917            0.21%         25,000         3.310          Mar 21-12
                                                           100,000          1.56          Aug 12-14
                                                             5,000          2.00          Jun 19-10
                                                            20,000          2.20          Nov 20-08

Michael Cross               10,000             0.04%        30,000          3.31          Mar 21-12
                                                           100,000          1.56          Aug 12-14

Nick Glover                 57,917            0.22%        100,000          3.31          Mar 21-12
                                                           300,000          1.56          Aug 12-14
                                                             5,000          2.00          Jun 19-10
                                                            20,000          2.20          Nov 20-08
                                                             5,000           4.0          Nov 15-05

Glen MacDonald              22,868(4)         0.09%         30,000          3.31          Mar 21-12
                                                            75,000          1.56          Aug 12-14
                                                             4,917          2.00          Jun 19-10
                                                            12,000          2.20          Nov 20-08

------------
NOTES:

(1) Beneficial ownership is determined as required in Form 20-F including common shares subject to presently exercisable options or options exercisable within 60 days of March 13, 2005.

(2) Includes 18,580,115 common shares which Mr. Dan or entities controlled by him have a right to acquire on the conversion of outstanding convertible securities and exercise of all outstanding warrants, other than options, and 5,375 common shares that Mr. Dan has a right to acquire pursuant to the exercise of options presently exercisable. Mr Dan's holdings include 944,001 shares held by 1401798 Ont. Ltd. and 1,111,111 shares held by Clairmark Investments Ltd. Mr. Dan controls 1401798 Ont. Ltd. and Clairmark Investments LTD.

(3) Includes 5,375 common shares that Mr. Palay has a right to acquire pursuant to the exercise of options presently exercisable.

(4) Includes 22,368 common shares that Mr. MacDonald has a right to acquire pursuant to the exercise of options presently exercisable.

STOCK OPTION PLAN

EQUITY COMPENSATION PLANS

Our 1996 share option plan was approved by shareholders on December 16, 1996 with 493,337 common shares reserved for issuance. We issued options under the 1996 plan until June 2001, but no further grants of options may be made under the 1996 plan. The term of options granted under the 1996 plan were generally five years but do not exceed ten years. The vesting period for these options is generally three years with 1/3 vesting at the end of each year, subject to the discretion of our board of directors. Options that have been granted pursuant to the 1996 plan will continue to be governed by the 1996 plan until they are exercised, cancelled, forfeited, and/or expired. Options that have been granted pursuant to the 1996 plan are non-transferable. As of May 17, there were 11,500 options to purchase common shares outstanding under the 1996 plan.

During the fiscal year ended December 31, 2001, our shareholders approved the establishment of our 2001 stock option plan. At our special meeting of shareholders held on May 7, 2004 in addition to our shareholders approving our share consolidation, our shareholders approved an increase in the number of common shares reserved for issuance pursuant to the 2001 plan from 600,000 to 2,600,000, an increase of 2,000,000 common shares.

As of May 17, 2005, 2,092,100 options have been granted under the 2001 plan and 1,808,542 of the issued options remain outstanding. Under the 2001 plan:

         (i) the number of common shares reserved for issuance to employees and directors will not exceed 10% of the number of common shares issued and outstanding at any time;

         (ii) the number of common shares that may be issued to any one employee and/or director and their associates, within a one-year period, cannot exceed 5% of the shares issued and outstanding; and

         (iii) the number of common shares reserved for issuance to any one person cannot exceed 5% of the number of common shares issued and outstanding.

Options can be granted to any person who is a director, officer, or employee of us or any subsidiary or affiliate, or any person who has been engaged to provide services to us or our affiliates. Options granted pursuant to the 2001 plan are non-transferable. The term of any options may not exceed 10 years. The vesting period for options granted pursuant to the 2001 plan is determined by our board of directors but is generally three years with 1/12 vesting at the end of each quarter. The exercise price for the common shares is based on the trading price for the common shares on the last trading day before the date of grant of the options.

Although the number of common shares initially reserved for issuance pursuant to the 1996 plan was 493,337, the number of options to acquire shares that have been exercised to date is 17,282. As of May 17, 2005, the number of outstanding options to acquire common shares pursuant to the 1996 plan was 11,500 and as indicated above, no further grants of options may be made pursuant to this plan. If these options expire, are cancelled, or are otherwise forfeited, they will not be available for reissuance. As of May 17, 2005, the aggregate number of common shares issued pursuant to the 1996 plan, the number of common shares reserved for issuance pursuant to stock options currently outstanding under the 1996 plan, plus the 2,600,000 common shares reserved for issuance under the 2001 plan equals 2,628,782 common shares representing 9.0% of the total number of common shares issued and outstanding as of January 1, 2005.

STOCK OPTIONS OUTSTANDING

The following chart provides, as at May 17, 2005, information regarding outstanding options to purchase our common shares issued pursuant to our 2001 plan and our 1996 plan. For a discussion of our outstanding warrants and other convertible securities, refer to Item 7: "Major Shareholders and Related Party Transactions" in this registration statement.

                                                                    DESIGNATION AND
                                                                       NUMBER OF                        MARKET PRICE
                                                                   SECURITIES UNDER       EXERCISE       AT DATE OF      EXPIRY
                       CLASS OF OPTIONEE                               OPTION               PRICE           GRANT         DATE
----------------------------------------------------------------   ----------------     ------------    ------------    --------
                                                                         (#)            ($/SECURITY)    ($/SECURITY)
All of our executive officers and past executive officers (4
  individuals in the aggregate).................................         575,000            1.56            1.56        08/12/14
                                                                          14,917            2.00            2.00        06/19/10
                                                                          52,000            2.20            2.20        11/20/08
                                                                           5,000            4.00            4.00        11/15/05
                                                                         185,000            3.31            3.31        03/21/12
All of our directors and past directors who are not also
  executive officers (6 individuals in the aggregate)...........         150,000            1.56            1.56        08/12/11
                                                                           9,000            2.00            2.00        06/19/10
                                                                          27,000            2.20            2.20        11/20/08
                                                                           6,500            3.30            3.30        06/17/06
All of our other employees or past employees....................         453,000            1.56            1.56        08/12/11

                                                                    DESIGNATION AND
                                                                       NUMBER OF                        MARKET PRICE
                                                                   SECURITIES UNDER       EXERCISE       AT DATE OF      EXPIRY
                       CLASS OF OPTIONEE                               OPTION               PRICE           GRANT         DATE
----------------------------------------------------------------   ----------------     ------------    ------------    --------
                                                                         (#)            ($/SECURITY)    ($/SECURITY)
                                                                          30,975            2.00            2.00        06/19/10
                                                                           8,000            2.00            2.00        08/27/10
                                                                          42,650            2.20            2.20        11/20/08
                                                                         261,000            3.31            3.31        03/21/12
Total Options...................................................       1,820,042

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS.

We are controlled by Leslie Dan and Andrea Dan-Hytman who, through securities beneficially owned by the Dan Group, control or exercise control over 91.9% of our common shares including their presently exercisable options and other convertible securities. The Dan Group consists of Mr. Dan, Ms. Dan-Hytman and companies that they control: 1401798 Ontario Limited, Clairmark Investments Ltd., Dan Family Holdings Ltd. and ADH Investments (1999) Inc.

To the knowledge of our directors and senior officers, as at May 17, 2005 the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 5% of the voting rights attached to our outstanding shares are provided in the table below.

          NAME OF BENEFICIAL              NUMBER OF COMMON SHARES
             SHAREHOLDER                    BENEFICIALLY OWNED        PERCENTAGE OF COMMON SHARES(3)
--------------------------------------    -----------------------     ------------------------------
Leslie Dan............................         35,002,413(1)                      56.1%
Andrea Dan-Hytman.....................         22,370,346(2)                      35.8%
TOTAL.................................         57,372,759                         91.9%

------------
NOTES:

(1) Includes 18,580,115 common shares which Mr. Dan or entities controlled by him have a right to acquire on the conversion of outstanding convertible securities other than options, and 5,250 common shares that Mr. Dan has a right to acquire pursuant to the exercise of options presently exercisable; These 18,580,115 common shares include 944,001 common shares held by 1401798 Ont. Ltd. and 1,111,111 common shares held by Clairmark Investments Ltd. and 1,111,111 common shares that Clairmark has the right to acquire on the exercise of outstanding warrants. Mr. Dan controls 1401798 Ont. Ltd. and Clairmark Investments Ltd.

(2) Includes: 4,187,308 common shares held by ADH Investments (1999) Inc. and 10,562,569 common shares that ADH Investments (1999) Inc. has the right to acquire on the conversion of outstanding convertible debentures; and 3,571,429 common shares held by 1533686 Ontario Limited and 4,049,040 common shares that 1533686 Ontario Limited has the right to acquire on the exercise of outstanding warrants. Ms. Dan-Hytman controls ADH Investments
      (1999) Inc. and 1533686 Ontario Limited.

(3) Including the Dan Group's presently exercisable options and other convertible securities. For a summary of the Dan Group's equity and debt interests in our company and a discussion of the changes in those interests over the past three fiscal years, refer to "-Related Party Transactions" in this registration statement. Our major shareholders do not have different voting rights than the other shareholders.

As of February 28, 2005, 704,104 of our common shares were held in the United States by 85 shareholders of record.

B. RELATED PARTY TRANSACTIONS.

THE DAN GROUP

As of January 1, 2005, through securities beneficially owned by the Dan Group, Mr. Dan and Ms. Dan-Hytman control or exercise control approximately 91.9% of our common shares including their presently exercisable options and other convertible securities. Refer to "-Major Shareholders" in this registration statement for more detailed information. Our total indebtedness to the Dan Group as of May 17, 2005 was $30,746,711, not including accrued interest.

On August 24, 2001, we completed a private equity placement with our then significant shareholder DFH, which was controlled by Mr. Dan, for net proceeds of $5,848,767. Under the terms of the transaction, DFH purchased 1,791,045 units issued by us at a price of $3.35 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder thereof to purchase one common share at an exercise price of $3.35 per common share until August 24, 2006. These warrants are beneficially owned by Leslie Dan.

On June 20, 2002, we completed a private placement and issued three secured convertible debentures for gross aggregate proceeds of $6,000,000, less issue costs of $141,288. The debentures were issued to companies within the Dan Group and to a party related to Mr. Dan, and were repaid in part on February 10, 2003. The remainder was repaid following the completion of the November 3, 2004 private placement.

On May 13 and October 31, 2002, we received bridge financing loans from an entity affiliated with Mr. Dan in the amounts of $800,000 and $2,000,000, respectively. The $800,000 loan was non-interest bearing and the $2,000,000 loan bore interest at a rate of 4.5% per annum. These loans were repaid during the year 2002 and the total interest paid on these loans was $11,589.

On December 17, 2002, we completed a private equity placement with Mr. Dan and 1533686 Ontario Limited, a company related to Mr. Dan, for $10,000,000, less issue costs of $109,147. Under the terms of the transaction, we issued 7,142,857 units at a price of $1.40 per unit. Each unit is comprised of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of $1.40 per common share until December 17, 2007.

On February 10, 2003, we repaid, to a company controlled by Mr. Dan, the $2,000,000 principal amount, plus accrued interest of $24,000 of one of the convertible debentures previously issued on June 20, 2002. In connection with this repayment, Mr. Dan reinvested $2,000,000, less issue costs of $89,000, in the form of a private equity placement for 1,111,111 units, with each unit consisting of one common share and one common share purchase warrant at an exercise price of $1.80 per share. The warrants expire on February 10, 2008.

On September 2, 2003, we received a bridge financing loan from an entity affiliated with Mr. Dan in the amount of $500,000, which was non-interest bearing and was repaid in October 2003. From November 27, 2003 until November 3, 2004, we received bridge financing loans in the total principal amount of $13,400,000 from the Dan Group. A total principal amount of $8,900,000 of these loans, plus accrued interest of $246,711 thereon, were converted into convertible debentures as part of the private placement with the Dan Group that closed on November 3, 2004. The remaining principal amount of $4,500,000, plus accrued interest of $40,007 thereon, was repaid with the proceeds of that private placement.

At a special meeting of shareholders held October 20, 2004, shareholders other than the Dan Group and affiliates, associates or insiders of the Dan Group considered and approved the entering into of a private placement with the Dan Group. Pursuant to the private placement on November 3, 2004, we issued to Ms. Dan-Hytman, or her nominee, a secured convertible debenture with the principal amount of $10,562,568, consideration for which included the conversion of certain of the bridge loans discussed above into the convertible debenture and cash consideration of $2,000,000. We also issued to Mr. Dan, or his nominee, a secured convertible debenture with the principal amount of $12,584,143, with consideration including the conversion of the remaining bridge loans discussed above into the convertible debenture and cash consideration of $12,000,000.

These debentures are secured by a first charge over all of our assets and will bear interest at the rate of 4.5% per annum, compounded annually. The convertible debentures will mature on November 3, 2006, when both interest and principal will be payable. The principal amount of the convertible debentures is convertible at the option of the holder at any time into units at a price of $1.50 per unit. Each unit will be comprised of one common share and one half of a common share purchase warrant. Each whole common share purchase warrant enables the holder to purchase an additional common share at an exercise price of $2.00 per common share at any time for a period of four years from the date of issuance. The conversion price of any accrued interest on the convertible debentures will be equal to the ten-day weighted average trading price of our common shares on the TSX for the ten consecutive trading days prior to conversion, less the maximum discount permitted by the TSX.

The convertible debentures include customary representations, warranties and covenants regarding our company. The events of default under the convertible debentures which would permit the holders to demand immediate payment of principal and interest, include: (i) our failure to perform its obligations under the convertible debentures; (ii) our breach of any representations and warranties we made in the convertible debentures; (iii) our ceasing or threatening to cease to carry on business in the normal course; (iv) if a secured party realizes its security over our assets in excess of $150,000; (v) if a stock exchange issues an order to cease, suspend or prohibit trading of our shares which continues for longer than two weeks; (vi) if we are in default of any covenant or obligation in excess of $150,000; (vii) if we fail to pay a debt to any creditor in excess of $250,000 and this failure continues after any applicable grace period; (viii) if we default under another debenture; (ix) if an event occurs that would have a material adverse effect on our operations; (x) if we default under any of our material contracts and do not cure this default within the prescribed time; (xi) if we receive a final judgment against us requiring a payment in excess of $150,000; (xii) if a court adjudges us bankrupt or insolvent; (xiii) if we become bankrupt or insolvent; or (xiv) if we undergo a change of control.

In addition to repaying the principal amount of $4,500,000 of bridge financing loans plus accrued interest of $40,006.85 thereon, we used the proceeds of the convertible debentures issued on November 3, 2004 to repay the indebtedness owed under the convertible debentures existing at that time (with an aggregate principal amount of $4,000,000 and accrued interest of $241,250.82).

Mr. Dan currently holds a convertible debenture in the principal amount of $12,584,143 and Ms. Dan-Hytman currently holds a convertible debenture in the principal amount of $10,562,568. Other than the $1,558,835 principal amount of the loan to Mr. Dan outstanding described below, we have no other indebtedness to Mr. Dan, Ms. Dan-Hytman or their respective nominees.

We lease a 31,100 square foot manufacturing, laboratory, and office facility at 147 Hamelin Street in Winnipeg, Manitoba at an estimated net annual rent of $181,600 for 2004. This facility is leased Almad Investments Limited, which is jointly owned by Mr. Dan and Ms. Andrea Dan-Hytman, his daughter. The lease, which was amended effective February 1, 2004, expires on June 30, 2008 and is on market terms.

On November 3, 2004, Mr. Dan loaned us $1,600,000 in order to finance capital expenditures in respect of our Winnipeg facility. The loan bears interest at a rate of 5.0% annually and we are repaying the loan on a monthly basis. As at December 10, 2004, we had $1,558,835 outstanding.

On March 21, 2005, our board of directors approved an additional bridge financing loan of $2,600,000 from Clairmark Investments, an entity owned by Mr. Dan.

On May 10, 2005, our board of directors approved two additional bridge financing loans of $1,500,000 and $1,500,000 from Clairmark investments, an entity wholly owned by Mr. Dan, and from Mr. Dan, which were funded on April 28, 2005 and May 12, 2005 to the Company

TEVA PHARMA B.V.

On September 10, 2003, we completed a private equity placement of 1,402,100 units at a price of $2.00 per unit with Teva for gross proceeds of approximately $2,804,000, less issuance costs of $147,000. Each unit consists of one of our common shares and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of $2.00 per common share until September 10, 2008. Our chairman and principal shareholder, Mr. Dan, is a director of Teva Pharmaceutical. Teva is an indirect, wholly-owned subsidiary of Teva Pharmaceutical.

As part of the September 10, 2003 private equity placement, Teva received the right to purchase that number of our securities issued pursuant to any future offering in order to maintain its ownership level in our company on a fully-diluted basis, calculated immediately prior to a offering. Teva's current ownership level in us on a fully-diluted basis (not including the exercise of outstanding options) is 4.4%.

In addition, until September 10, 2008 or earlier if triggered by us, as long as Teva holds any of our common shares, we have granted to Teva a right of first negotiation to obtain an exclusive license to develop and distribute the next five indications of Proxinium(TM) for which we would otherwise seek a licensee. We are obligated to notify Teva in these circumstances and to negotiate the terms of a license agreement with Teva for 60 days on an exclusive basis. If we fail to execute and deliver a license agreement at the end of this 60 day period, we are free to negotiate the terms of a license with any third party, provided that the terms offered to the third party are not materially more favorable than those offered to Teva.

C. INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8: FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION.

Audited annual financial statements including balance sheets, statements of loss and deficit and statements of cash flows, for the fiscal years ended December 31, 2004, 2003 and 2002, together with the notes to those statements and the report thereon of the independent registered public accounting firm dated March 4, 2005, except as to Note 19, which is as at March 23, 2005, and interim financial statements for the quarter ended March 31, 2005 and March 31, 2004 are contained under Item 18: "Financial Statements" below.

LEGAL OR ARBITRATION PROCEEDINGS

In September 2001, First Monitor Canada Inc. commenced an action in the Ontario Superior Court of Justice against us and seven other parties in connection with an alleged breach of a distribution agreement between First Monitor and Novopharm. First Monitor claimed that Leslie Dan, acting on behalf of Viventia, induced Novopharm to breach its agreement with First Monitor and that we were unjustly enriched as a result of the breach. First Monitor sought damages in the amount of $20,000,000, special damages, an accounting of profits, interest and costs.

We denied the claim against us and consider the action to be without merit. A statement of defense reflecting this position has been served on our behalf. First Monitor's action was dismissed as abandoned on January 4, 2005. Although First Monitor could attempt to revive the action, we are not aware that it has taken any steps to do so.

In the normal course of business, we may become involved in various claims and legal proceedings. Except as disclosed above, we are not aware of any material existing or pending legal proceedings against us.

DIVIDEND POLICY

We have never paid dividends on our common shares and we do not expect to pay dividends in the foreseeable future. If we generate earnings in the future, we expect that our earnings will be retained to finance further growth and, when appropriate, retire debt. Our board of directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time.

B. SIGNIFICANT CHANGES.

Other than as discussed in this registration statement (including the financial statements and the notes thereto), there have been no significant changes in our business since December 31, 2004.

ITEM 9: THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS.

We have been listed on the TSX since December 20, 1996. Initially, our common shares were listed under the symbol "NBI", but since October 17, 2000, our common shares have been under the symbol "VBI".

PRICE HISTORY

The following tables provide the high and low prices as reported by the TSX and the average daily trading volumes for our securities for each of the indicated periods. THE HIGH AND LOW SALES PRICES PER COMMON SHARE AND AVERAGE DAILY TRADING VOLUME FOR PERIODS PRIOR TO MAY 12, 2004 DO NOT REFLECT THE CONSOLIDATION OF OUR ISSUED AND OUTSTANDING COMMON SHARES ON A TEN (10) OLD FOR ONE (1) NEW COMMON SHARE BASIS. On May 12, 2004, our common shares began trading on a consolidated basis on the TSX.

Annual high-low price history for previous five full fiscal years:

FISCAL YEAR ENDED             HIGH          LOW          VOLUME
-----------------             ----          ---          ------
                               ($)           ($)
December 31, 2000             1.90          0.27         124,498
December 31, 2001             0.54          0.15          16,658
December 31, 2002             0.40          0.13          16,353
December 31, 2003             0.40          0.14          18,591
December 31, 2004             4.80          1.40          36,324

Quarterly high-low price history for previous two full fiscal years:

   QUARTER ENDED             HIGH          LOW           VOLUME
--------------------         ----          ---           ------
                             ($)            ($)
March 31, 2003               0.25          0.14          10,767
June 30, 2003                0.25          0.15          21,542
September 30, 2003           0.30          0.19          21,075
December 31, 2003            0.25          0.18          20,627
March 31, 2004               0.50          0.19          80,906
June 30, 2004                2.59          1.41          49,149
September 30, 2004           2.75          1.40           5,302
December 31, 2004            4.80          2.21          10,991

Monthly high-low price history for previous six months:

   MONTH                 HIGH            LOW           VOLUME
--------------           ----            ---           ------
                          ($)            ($)
August 2004              1.75            1.50           3,834
September 2004           2.75            1.60           9,209
October 2004             4.00            2.21          10,577
November 2004            4.80            3.20          18,435
December 2004            3.75            2.88           3,587
January 2005             3.65            2.60           3,985

DESCRIPTION OF SECURITIES

The securities being registered pursuant to this registration statement are our common shares, without par value.

B. PLAN OF DISTRIBUTION.

Not applicable.

C. MARKETS.

Our common shares have traded on the TSX since October 17, 2000 under the symbol "VBI", and were, prior to that time, traded on the TSX under the symbol "NBI". We are intending to apply to list the common shares for trading on Amex. We expect our listing to be completed during the second quarter of fiscal 2005, however, there can be no assurance that our application will be approved. Even in the event we are listed on Amex, there can be no assurance that an active trading market in our shares in the U.S. will be established and/or if established sustained.

D. SELLING SHAREHOLDERS.

Not applicable.

E. DILUTION.

Not applicable.

F. EXPENSES OF THE ISSUE.

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A. SHARE CAPITAL.

We are authorized to issue an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. As at January 1, 2005, we had 29,206,115 common shares and no preferred shares issued or outstanding.

THE COMMON SHARES

As of January 1, 2003, we had 26,673,252 common shares issued and outstanding, and as of December 31, 2003, we had 29,186,465 common shares issued and outstanding. There were no common shares issued during 2003 pursuant to the exercise of options under the 1996 Plan and 2001 Plan, 1,111,111 common shares were issued as a result of a private placement with our Chairman Leslie Dan in February 2003 and 1,402,100 common shares issued as a result of a private placement with Teva in September 2003. Refer to "Major Shareholders and Related Party Transactions - Related Party Transactions" in this registration statement.

At our special meeting of shareholders held on May 7, 2004, our shareholders approved a special resolution authorizing the consolidation of our issued and outstanding common shares on the basis of ten (10) old common shares for one (1) new common share. On May 12, 2004, our common shares began trading on a consolidated basis on the TSX.

The holders of common shares are entitled to one vote for each share held at all meetings of our shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Subject to the prior rights of the holders of our preferred shares, the holders of common shares are entitled to receive any dividend declared by our board of directors and to receive our remaining property upon dissolution.

The following table is a reconciliation of our issued share capital from January 1, 2002 to January 1, 2005:

ISSUED AND OUTSTANDING COMMON STOCK VBI

                                              OUTSTANDING COMMON SHARES          VALUE          OUTSTANDING COMMON SHARES
             AS AT,                              (PRE-CONSOLIDATION)         (IN THOUSANDS)       (POST-CONSOLIDATION)
-----------------------------                 -------------------------      --------------     -------------------------
                                                         (#)                       ($)                     (#)
January 1, 2002                                      195,303,946                50,556                  19,530,395
Issued pursuant to Private Placement                  71,428,570                 9,891                   7,142,857
Issued on exercise of options                                  -                     -                           -
January 1, 2003                                      266,732,516                60,447                  26,673,252
Issued pursuant to Private Placement                  11,111,111                 1,160                   1,111,111
Issued pursuant to Private Placement                  14,021,000                 1,613                   1,402,100
Issued on exercise of options                                  -                     -                           -
January 1, 2004                                      291,864,627                63,220                  29,186,465
Issued on exercise of options                            196,500                    42                      19,650
January 1, 2005                                      292,061,127                63,262                  29,206,115

OUTSTANDING OPTIONS, WARRANTS AND CONVERTIBLE DEBENTURES

As at May 17, 2005, we had 1,820,042 options outstanding. Refer to "Directors, Senior Management and Employees - Share Ownership of Directors and Executive Officers - Stock Option Plan" and "Directors, Senior Management and Employees - Share Ownership of Directors and Executive Officers - Stock Options Outstanding" in this registration statement for a more detailed summary of our outstanding stock options and a description of our 1996 and 2001 stock option plans.

As at January 1, 2005, we had 11,447,113 common share purchase warrants and two convertible debentures outstanding. There are 11,447,113 common shares issuable on exercise of the warrants, and 23,146,711 common shares issuable on conversion of the principal amount of the convertible debentures and the exercise of the warrants issuable thereunder. As of March 31, 2005, there was $602,132 in accrued interest owing on the convertible debentures, which would be convertible into common shares at a conversion price equal to the ten-day weighted average trading price of our common shares on the TSX for the ten consecutive trading days prior to conversion, less the maximum permitted discount. Refer to "Major Shareholders and Related Party Transactions -Related Party Transactions" for a description of the outstanding common share purchase warrants and convertible debentures.

As part of the September 10, 2003 private placement, Teva received the right to purchase that number of our securities issued pursuant to any future offering in order to maintain its ownership level in us on a fully-diluted basis, calculated immediately prior to a offering. Teva's current ownership level in us on a fully-diluted basis (not including the exercise of outstanding options) is 4.4%.

B. ARTICLES OF CONTINUANCE.

On July 9, 1998, we were continued under the OBCA under the name Novopharm Biotech Inc. On September 11, 2000, we filed articles of amendment to change our name to Viventia Biotech Inc. On May 7, 2004, our shareholders approved a special resolution authorizing the consolidation of our issued and outstanding common shares on a ten (10) old for one (1) new basis, and we filed articles of amendment dated May 10, 2004 to give effect to this consolidation.

Our Ontario corporation number is 5268330. Our articles of continuance provide in section 8 that there are no restrictions on the business that we may carry on or on the powers that we may exercise. These provisions of our articles of continuance have not been amended or revoked.

DIRECTORS

Our by-laws provide that a director or officer who is a party to, or who is a director or officer of or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with us shall disclose the nature and extent of his interest in the time and manner provided by the OBCA. The OBCA provides that, if applicable, a director shall disclose his interest in writing to us, or request to have entered in the minutes of meeting of directors the nature and extent of his or her interest. A director who has a material interest a contract or transaction shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is:

      (a) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of us or an affiliate;

      (b) one relating primarily to his or her remuneration as one of our directors, officers, employees or agents;

      (c)   one for indemnity or insurance of directors; and

      (d)   one with an affiliate.

Neither our articles of continuance nor our by-laws limit the directors' power, in the absence of a independent quorum, to vote compensation to themselves or any members of their body. Our by-laws provide that the directors shall be paid remuneration as the directors may from time to time by resolution determine. A simple majority of the number of directors or a greater number as may be fixed by the directors or shareholders shall constitute a quorum for the transaction of business at any meeting of directors.

Neither our articles of continuance nor our by-laws address the borrowing powers of the directors.

Our by-laws provide that no person is qualified to be a director unless he or she is at least 18 years of age and that a majority of the directors must be Canadian residents. There is no mandatory retirement age for directors and there is no requirement that the directors hold any shares in us to qualify as directors.

THE COMMON SHARES AND PREFERRED SHARES

The holders of common shares are entitled to one vote for each common share held at all meetings of our shareholders except meetings at which only holders of the preferred shares as a class or the holders of one or more series of preferred shares are entitled to vote. Subject to the prior rights of the holders of our preferred shares, the holders of common shares shall be entitled to receive any dividend declared by our board of directors and to receive our remaining property upon dissolution.

The preferred shares are issuable in series from time to time. Before the issue of preferred shares of any series, our directors shall fix the number of shares that will form such series and shall determine the designation, rights, privileges, restrictions, and conditions to be attached to the preferred shares of such series, the whole subject to the filing of articles of amendment giving a description of such series.

The preferred shares of each series shall rank equally with the preferred shares of every other series with respect to dividends and the return of capital in the event of our liquidation, dissolution or winding-up, and shall be entitled to a preference over the common shares and any other shares ranking junior to the preferred shares with respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of a capital in the event of liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series shall participate rateably in respect of those dividends in accordance with the sums that would be payable on our preferred shares if all those dividends were declared and paid in full, and in respect of a return of capital, in accordance with the sums that would be payable on that return if all those sums so payable were paid in full; provided, however that if there are insufficient assets to satisfy in full all those claims, the claims of the holders of the preferred shares with respect to return of capital shall be paid first and any assets remaining after the payment would be applied towards the payment of claims in respect of dividends. The preferred shares of any series may be given any other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the preferred shares as a class over the common shares and any other shares junior to the preferred shares as may be determined for a particular series of preferred shares.

Except as set out below, or as required by law, or unless provision is made in our articles relating to any series of preferred shares that a particular series is entitled to vote, the holders of the preferred shares as a class will not be entitled to receive notice of, to attend or to vote at any meetings of our shareholders; provided, however, that the holders of preferred shares shall be entitled to notice of meetings of shareholders called for the purpose of authorizing our dissolution or the sale, lease or exchange of all or substantially all of our property other than in the ordinary course of our business.

Provisions as to modification, amendment or variation of the rights attached to the common shares and preferred shares are contained in the OBCA. Generally speaking, substantive changes to the rights attached to the common shares or preferred shares as a class or of a series of preferred shares will require the approval of the holders of the shares of such class or series, as the case may be, voting separately, by special resolution (at least two-thirds of the votes cast).

Our articles of continuance also specify that rights, privileges, restrictions and conditions attached to the preferred shares as a class may be added to, changed or removed but only with the approval of the holders of the preferred shares given as specified below. The approval of the holders of the preferred shares may be given in any manner required by law, subject to a minimum requirement that a particular approval must be given by resolution signed by all the holders of the preferred shares or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the preferred shares in order to (1) add to, change or remove any right privilege, restriction or condition attaching to the preferred shares as a class or (2) in respect of any other matter requiring the consent of the holders of the preferred shares. The formalities to be observed with respect to such meeting (including with respect to notice, adjournment, quorum, conduct of the meeting) are prescribed by our by-laws and the OBCA. On every poll taken at every meeting of the holders of preferred shares as a class or at any joint meeting of the holders of two or more series of preferred shares, each holder of preferred shares entitled to vote has one vote in respect of each $1.00 of the issue price of each preferred share held.

Directors do not stand for reelection at staggered intervals. There are no redemption provisions or sinking fund provisions attached to any common shares or preferred shares. Holders of common shares or preferred shares are not liable to further capital calls by us.

There are no provisions discriminating against any existing or prospective holder of common shares or preferred shares as a result of that shareholder owning a substantial number of shares, other than pursuant to the take-over bid rules contained in the provincial securities laws to which we are subject.

LIMITATIONS ON RIGHTS TO OWN SECURITIES, CHANGE IN CONTROL PROVISIONS AND SIGNIFICANT SHAREHOLDERS

There are no limitations on the rights to own securities contained in our articles of continuance or by-laws. For a discussion of the restrictions on the rights of non-Canadians to hold or vote our common shares, refer to the discussion of the Investment Canada Act, or ICA, under the heading "Additional Information - Exchange Controls" in this registration statement.

There are no provisions of our articles or bylaws that would have an effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

There are no provisions in our by-laws governing the ownership threshold above which shareholder ownership must be disclosed by any shareholder. Under provincial securities laws, to which we are subject, however, shareholder ownership must be disclosed by any shareholder who owns more than 10% of our common shares.

SHAREHOLDER MEETINGS

Under our by-laws, the directors have the power to convene annual and special meetings of our shareholders and to set the record date for those meetings in order to determine the shareholders of record entitled to receive notice of and to vote at such meetings. Annual meetings must be held each year, not more than 15 months after the preceding

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annual meeting. Special meetings may be held at any time. Meetings may also be requisitioned by shareholders or a court in certain circumstances. The only persons entitled to be present at a meeting of shareholders are those entitled to vote at the meeting, the directors, the auditor and other persons who are entitled or required under any provision of the OBCA or our articles or by-laws to attend a meeting of our shareholders. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

INSPECTION OF BOOKS AND RECORDS

The OBCA permits shareholders and creditors of a corporation, their agents and legal representatives to examine the records of the corporation, including articles, by-laws, unanimous shareholder agreements, minutes of meetings and resolutions of shareholders, register of directors, securities register, accounting records and records containing minutes of meetings and resolutions of directors, during the usual business hours of the corporation, and permits them to take extracts of those documents free of charge. If a corporation is an "offering corporation", any other person may also do so upon payment of a reasonable fee. A shareholder of a corporation is entitled, upon request and without charge, to one copy of the articles and by-laws, and any unanimous shareholder agreement of the corporation.

The OBCA permits shareholders and creditors of a corporation, their agents and legal representatives and, where the corporation is an offering corporation, any other person, to require the corporation or its transfer agent to provide a basic list setting out the names of the shareholders of the corporation, the number of shares of each class and series owned by each shareholder and the address of each shareholder, all as shown on the records of the corporation. Furthermore, those persons can demand the provision of supplemental lists setting out any changes from the basic list. The requirement for a corporation to provide these lists applies only after the payment of a reasonable fee and the sending to the corporation or its transfer agent a statutory declaration setting out, among other things, the name and address of the applicant, whether the applicant is a shareholder, creditor or any other person, and stating that the lists will be used only in connection with an effort to influence the voting by shareholders of the corporation, an offer to acquire shares of the corporation or any other matter relating to the affairs of the corporation.

ACTIONS WITHOUT A MEETING - SHAREHOLDERS

Under the OBCA and our by-laws, subject to certain exceptions, written resolutions signed by all shareholders of a corporation who would be entitled to vote on a particular matter are permitted.

SPECIAL MEETINGS

Under the OBCA, the holders of at least 5 percent of the issued shares of a corporation with voting rights may request that the directors call a meeting of shareholders. The requisition must state the business to be transacted at the meeting and must be sent to the registered office of the corporation.

SHAREHOLDER DERIVATIVE SUITS

Under the OBCA, upon application to a court, a derivative action may be brought by a present or former registered holder or beneficial owner of a security of a corporation or any of its affiliates, by a director or an officer or a former director or officer of a corporation or of any of its affiliates, or by any other person who, in the discretion of the court, is a proper person to bring an action of this nature.

A derivative action may only proceed if:

      - the complainant has given fourteen days' notice to the directors of the corporation or its subsidiary of its intention to apply to the court to bring the action;

      - the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action;

      -     the complainant is acting in good faith; and

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      -     it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

LIMITATION OF LIABILITY AND INDEMNIFICATION

The OBCA requires that every director and officer of a corporation, in exercising his or her powers and discharging his or her duties:

act honestly and in good faith with a view to the best interests of the corporation; and

      - exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The OBCA permits a corporation to indemnify any of its directors and officers, former directors and officers and persons who act or acted at the corporation's request as a director or officer of another body corporate of which the corporation is or was a shareholder or creditor, against all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by the person in connection with any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation or body corporate, if:

      - he or she acted honestly and in good faith with a view to the best interests of the corporation; and

      - in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

The OBCA also permits a corporation, with court approval, to indemnify a person referred to above in connection with an action by or on behalf of the corporation or a body corporate to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with the action if he or she fulfills the two bulleted conditions set out above.

A corporation may purchase and maintain insurance for the benefit of any person referred to above against any liability incurred by the person:

      - in his or her capacity as a director or officer of the corporation, except where the liability relates to the person's failure to act honestly and in good faith with a view to the best interests of the corporation; or

      - in his or her capacity as a director or officer of another body corporate where the person acts or acted in that capacity at the corporation's request, except where the liability relates to the person's failure to act honestly and in good faith with a view to the best interest of the body corporate.

Our by-laws provide that we will indemnify a director or officer, former director or officer or person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, to the extent permitted by the OBCA. Our by-laws also provide that we may purchase and maintain insurance for the benefit of any of these people to the extent permitted by the OBCA.

ANTI-TAKEOVER PROVISIONS

In Canada, takeovers are regulated in provincial securities legislation and policies. Shareholders rights plans are permissible, so long as they comply with provincial securities legislation and are reviewed by the relevant provincial securities commissions.

Under our articles of continuance, we are authorized to issue an unlimited number of preferred shares, which may be issued in series from time to time.

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Our by-laws provide that subject to law and our articles of continuance, we may issue common shares or preferred shares at any time, to any person and for the consideration as our directors determine. However, under the OBCA we may not issue any shares until the shares are fully paid.

C. MATERIAL CONTRACTS.

Except for contracts entered into in the ordinary course of business, the only material contracts which we entered into prior to the date hereof as follows:

1. Convertible Secured Debenture in the amount of $12,584,142.47 issued by us in connection with the private placement to Leslie Dan, dated November 3, 2004. For details of the material terms of the convertible debentures, refer to Item 7: "Major Shareholders and Related Party Transactions - Related Party Transactions - The Dan Group" in this registration statement.

2. Convertible Secured Debenture in the amount of $5,000,000 issued by us in connection with the private placement to ADH Investments (1999) Inc., dated November 3, 2004. For details of the material terms of the convertible debentures, refer to Item 7: "Major Shareholders and Related Party Transactions - Related Party Transactions - The Dan Group" in this registration statement.

3. Convertible Secured Debenture in the amount of $5,562,568.49 issued by us in connection with the private placement to ADH Investments (1999) Inc., dated November 3, 2004. For details of the material terms of the convertible debentures, refer to Item 7: "Major Shareholders and Related Party Transactions - Related Party Transactions - The Dan Group" in this registration statement.

4. Warrant Certificate granted by us in connection with the private placement to Leslie Dan, dated November 3, 2004. For details of the material terms of the warrants, refer to Item 7: "Major Shareholders and Related Party Transactions - Related Party Transactions - The Dan Group" in this registration statement.

5. Warrant Certificate granted by us in connection with the private placement to ADH Investments (1999) Inc., dated November 3, 2004. For details of the material terms of the warrants, refer to Item 7: "Major Shareholders and Related Party Transactions - Related Party Transactions - The Dan Group" in this registration statement.

6.    Payment and Security Share Agreement between Leslie Dan, ADH Investments
      (1999) Inc. and us, dated November 3, 2004. Under the Payment and Security Share Agreement between Leslie Dan, ADH Investments (1999) Inc. and us, dated November 3, 2004, all payments received in respect of the obligations in connection with the convertible secured debenture issued by us to Mr. Dan in the principal amount of $12,584,143 and the convertible secured debenture issued by us to ADH Investments (1999) Inc. in the amount of $10,562,568 shall be shared between Mr. Dan and ADH Investments
      (1999) Inc., referred to as the secured parties, in accordance with their pro rata shares (i.e., the ratio determined at the particular time of the amount of the debenture obligations in favor of a secured party to the total amount of the debenture obligations) immediately prior to the payment. If any secured party receives any amount in respect of any debenture obligation that is greater that its pro rata share it shall purchase the amount of the debenture of the other secured party that would result in the secured party each having received its pro rata share of the payment. All security interests held by the secured parties for the payment and performance of any debenture obligations shall rank pari passu and equally. If an event of default other than an insolvency event (all these events are defined in the debentures) occurs, a secured party shall first give the other secured party at least seven days prior written notice before it takes any action to enforce any of its rights and remedies. In a case of this nature the non-enforcing secured party shall be entitled to purchase the debenture obligations owing to the enforcing secured party and its security interest under the debenture upon providing written notice to the enforcing secured party at any time prior to the expiration of the seven day period, whereupon a binding agreement of purchase and sale between the non-enforcing secured party and the enforcing secured party shall be deemed to have been created.

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7.    Employment Agreement between Dr. Nick Glover and us, dated January 7,
      2004. Refer to Item 6: "Directors, Senior Management and Employees - Compensation - Termination of Employment, Change in Responsibilities, and Employment" in this registration statement.

8. Employment Agreement between Mr. Michael Byrne and us, dated October 14, 2004. Refer to Item 6: "Directors, Senior Management and Employees - Compensation - Termination of Employment, Change in Responsibilities, and Employment" in this registration statement.

9. Employment Agreement between Dr. Michael Cross and us, dated December 13, 2004. Refer to Item 6: "Directors, Senior Management and Employees - Compensation - Termination of Employment, Change in Responsibilities, and Employment" in this registration statement.

10. Employment Agreement between Dr. Glen MacDonald and us, dated October 12, 2004. Refer to Item 6: "Directors, Senior Management and Employees - Compensation - Termination of Employment, Change in Responsibilities, and Employment" in this registration statement.

11. Employment Agreement between Mr. Dimtri Fitsialos and us, dated November 17, 2004. Refer to Item 6: "Directors, Senior Management and Employees - Compensation - Termination of Employment, Change in Responsibilities, and Employment" in this registration statement.

12. Exclusive License Agreement between Biovation Limited and us, dated March 8, 2004. Refer to Item 4: "Information on the Corporation - Business Overview - Intellectual Property - Intellectual Property Relating to Our Platform of Technologies" in this registration statement.

13. Exclusive License Option Agreement between the Trustees of Columbia University in the City of New York and us, dated June 23, 2003. Refer to
      Item 4: "Information on the Corporation - Business Overview - Intellectual Property - Intellectual Property Relating to Our Platform of Technologies" in this registration statement.

14. Amendment Number 1 to the Exclusive License Agreement between the Trustees of Columbia University in the City of New York and us, dated December 19, 2003. Refer to Item 4: "Information on the Corporation - Business Overview
      - Intellectual Property - Intellectual Property Relating to Our Platform of Technologies" in this registration statement.

15. License Agreement between McGill University and Novopharm Limited, dated April 28, 1994. Refer to Item 4: "Information on the Corporation - Business Overview - Intellectual Property - Intellectual Property Relating to Our Product Candidate" in this registration statement.

16. License Agreement between Tanox, Inc. and us, dated August 20, 2002. Refer to Item 4: "Information on the Corporation - Business Overview - Intellectual Property - Intellectual Property Relating to Our Platform of Technologies" in this registration statement.

17. License Agreement between University of Zurich and us, dated January 9, 2003. Refer to Item 4: "Information on the Corporation - Business Overview
      - Intellectual Property - Intellectual Property Relating to Our Product Candidate" in this registration statement.

18. Non-exclusive License Agreement between XOMA Ireland Limited and us, dated November 30, 2001. Refer to Item 4: "Information on the Corporation - Business Overview - Intellectual Property - Intellectual Property Relating to Our Manufacturing" in this registration statement.

19. Property Lease between Almad Investments Limited and us, dated January 26, 2004. Refer to Item 4: "Information on the Corporation - Business Overview
      - Facilities" in this registration statement.

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20.   Net Office Lease between Fana Burnhamthorpe Corp. and us, dated November
      20, 2000. Refer to Item 4: "Information on the Corporation in this registration statement Business Overview - Facilities" in this registration statement.

21. Subscription Agreement, dated September 3, 2003, between Teva Pharma B.V. and Viventia Biotech Inc. Refer to "Interest of Management and Others in Material Transactions -- The Dan Group".

22. Demand Promissory Note, dated February 17, 2005, in favor of Mr. Leslie Dan. Refer to "Interest of Management and Others in Material Transactions -- The Dan Group".

23. Demand Promissory Note, dated March 1, 2005, in favor of Mr. Leslie Dan. Refer to "Interest of Management and Others in Material Transactions -- The Dan Group".

24. Demand Promissory Note, dated March 23, 2005, in favor of Clairmark Investments, an entity owned by Mr. Leslie Dan. Refer to "Interest of Management and Others in Material Transactions -- The Dan Group".

25. Demand Promissory Note, dated April 28, 2005, in favor of Clairmark Investments, an entity owned by Mr. Leslie Dan.

26.   Demand Promissory Note, dated May 12, 2005, in favor of Mr. Leslie Dan.

27. Demand Promissory Note, dated May 12, 2005, in favor of Clairmark Investments, an entity owned by Mr. Leslie Dan.

In the ordinary course of our business, we enter into research development agreements with third parties to provide services to augment our discovery and development research. These agreements, where relevant, are described in this registration statement under the heading "Information on the Corporation - Business Overview - Intellectual Property - Research and Development Collaborations."

D. EXCHANGE CONTROLS.

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than withholding tax requirements. For a discussion of withholding tax requirements, refer to "Taxation - United States Federal Income Tax Considerations" and " - Taxation -Canadian Federal Income Taxation" in this registration statement.

There is no limitation imposed by Canadian law or other constituent documents on the right of a non-resident to hold or vote our common shares, other than as provided in the ICA. The following discussion summarizes the principal features of the ICA for a non-Canadian who proposes to acquire voting shares or interests or all or substantially all of the assets of a Canadian business or to establish a new Canadian business. This description of the ICA is only a general overview and should not be relied upon as a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments related thereto.

The ICA applies to all acquisitions of control by a non-Canadian of a Canadian business or establishment by a non-Canadian of a new Canadian business. "Non-Canadian" for the purposes of the ICA is defined as an individual, government, government agency or entity that is not Canadian. Generally, Canadians are Canadian citizens, permanent residents of Canada, governments in Canada and their agencies, and Canadian controlled corporations, partnerships, trusts and joint ventures. Generally, one of two statutory obligations may apply to a proposed investment or acquisition: (i) a notification; or (ii) an application for review. An acquisition is subject to review where the non-Canadian is a WTO investor (i.e., an investor from a country that is a member of the World Trade Organization), that investor is making a direct acquisition of the Canadian business and the assets of the Canadian business for 2004 exceed $237,000,000. In the context of an indirect acquisition, a review will generally only be required where the asset value associated with the Canadian business(es) represents greater than 50 per cent of the asset value of the transaction. Otherwise, transactions of this nature are generally not to be subject to review under the ICA.

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It should be noted that if the Canadian business being acquired is engaged in a
"sensitive sector", defined in the ICA to be financial services, culture, transportation services and uranium production, then lower thresholds apply for notification namely, $5,000,000 for direct acquisitions and $50,000,000 for indirect acquisitions. If an investment is subject to review under the ICA, the investor must demonstrate to the Minister responsible for the administration of the ICA that the investment is likely to be of net benefit to Canada in light of the several factors enumerated under the ICA.

With respect to us, a non-Canadian would acquire control of us for the purposes of the ICA if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one third or more of our common shares would be presumed to be an acquisition of control of us unless it could be established that, following the acquisition, we were not controlled in fact by the acquirer through the ownership of these common shares.

Certain transactions relating to our common shares would be exempt from the ICA, including:

(a) acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

(b) acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the ICA; and

(c) acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of common shares, remained unchanged.

E. TAXATION.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material United States federal income tax consequences to "U.S. Holders" (as defined below) of the purchase, ownership and disposition of our common shares. This section assumes that you hold your common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, the "Code", for United States federal income tax purposes and assumes that the Company is not a "controlled foreign corporation" for United States federal income tax purposes. In addition, this discussion does not address the tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Furthermore, this section does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares in light of their particular circumstances nor does it deal with all United States federal income tax consequences applicable to holders subject to special tax rules, including banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10 percent or more of our common shares, persons that hold common shares as part of a straddle or a hedging, constructive sale, synthetic security, conversion or other integrated transaction, pass-through entities (e.g., partnerships), persons whose functional currency is not the United States dollar, financial institutions, expatriates or former long-term residents of the United States, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, or regulated investment companies.

If any entity that is classified as a partnership for United States federal income tax purposes holds common shares, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for federal income tax purposes and persons holding common shares through a partnership or other entity classified as a partnership for federal income tax purposes are urged to consult their tax advisors.

This section is based on the Code, existing and proposed Treasury regulations thereunder, published rulings, court decisions and administrative interpretations, all as currently in effect. These laws are subject to change, repeal or

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revocation possibly on a retroactive basis so as to result in federal income tax consequences different from those discussed below.

For purposes of this discussion, you are a "U.S. Holder" if you are a beneficial owner of common shares and you are for United States federal income tax purposes
(i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust (a) if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

U.S. HOLDERS

DISTRIBUTIONS

Subject to the passive foreign investment company rules discussed below, if you are a U.S. Holder, you must include in your gross income as ordinary income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from this dividend. We do not maintain calculations of our earnings and profits under United States federal income tax principles. If you are a United States resident entitled to benefits under the Canada-United States Income Tax Convention, dividends on our common shares generally will be subject to Canadian withholding tax at the rate of 15 percent. You must include the dividend in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from this distribution, will be treated as a non-taxable return of capital to the extent of your basis in the common shares and afterwards as a capital gain. Under current law, certain dividends received by individuals are taxed at lower rates than items of ordinary income. If you are a non-corporate U.S. Holder, dividends paid to you through 2008 may be subject to United States federal income tax at lower rates than other types of ordinary income, generally 15 percent-provided certain holding period and other requirements are satisfied. These requirements include
(a) that we not be classified as a "passive foreign investment company", which is commonly known by the acronym PFIC, and (b) that you not treat the dividend as "investment income" for purposes of the investment interest deduction rules. As discussed below under "Passive Foreign Investment Company", we believe that we may be a PFIC. U.S. Holders should consult their own tax advisors regarding the application of these rules.

In the case of a dividend paid in Canadian dollars, the amount of the dividend generally will equal the United States dollar value of the Canadian dollars distributed, determined by reference to the spot currency exchange rate on the date of your receipt of the dividend, and you will realize separate foreign currency gain or loss to the extent that gain or loss arises on the actual disposition of foreign currency received. Any foreign currency gain or loss generally will be treated as ordinary income or loss.

Dividends received by a U.S. Holder with respect to common shares will be treated as foreign source income. Any Canadian tax withheld with respect to distributions made on the common shares may, subject to certain limitations, be claimed as a foreign tax credit against a U.S. Holder's United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to your particular situation.

SALE OR EXCHANGE

Subject to the discussion below under "Passive Foreign Investment Company", if you are a U.S. Holder and you sell or otherwise dispose of your common shares, you will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the United States dollar value of the amount that you realize and your adjusted tax basis, determined in United States dollars, in your common shares. Your adjusted tax

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basis in our common shares will generally be the cost to you of these shares.
Capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 15 percent if the property has been held more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes.

PASSIVE FOREIGN INVESTMENT COMPANY

The Code contains special rules for the taxation of U.S. Holders who own shares in a "passive foreign investment company", referred to as a "PFIC". A PFIC is a non-U.S. company that meets an income test and/or an asset test. The income test is met if 75% or more of the company's gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year. The asset test is met if at least 50% of the average value of a company's assets produce, or are held for the production of, passive income. Based on our current income, assets and activities, we believe that we may be a PFIC.

If we are a PFIC, then, in the absence of the elections described below, you may be subject to increased tax liability and an interest charge with respect to gain recognized on the sale of your common shares and upon the receipt of certain "excess distributions" made in respect of your common shares. Generally, the special tax and interest charges are determined as follows: (i) the gain or excess distribution (which is treated as ordinary income) is allocated ratably over the days in your holding period for the common shares, (ii) the amounts allocated to years before the current year are taxed at the highest ordinary income rates in effect for those years, and (iii) underpayment interest is charged as if these amounts were actually taxed in the prior years but the tax had not been paid.

As an alternative to the foregoing rules, if our common shares constitute "marketable stock" under applicable Treasury regulations, you may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of your common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). We expect that our common shares will be treated as marketable stock for these purposes but no assurance can be given.

Alternatively, if we comply with certain information reporting requirements, you may elect to treat the Company as a "qualified electing fund", referred to as a "QEF", in which case you would be required to include in income each year your pro rata share of our ordinary earnings and net capital gains, whether or not distributed. However, we do not currently intend to provide the information necessary to permit a U.S. Holder to make the QEF election.

The PFIC rules are complex. U.S. Holders should consult with their tax advisors regarding the U.S. federal income tax consequences under the PFIC rules the potential application to their situation.

BACKUP WITHHOLDING TAX

Backup withholding tax at a rate of 28% may apply to payments of dividends and to payments of proceeds of the sale or other disposition of common shares within the United States by a non-corporate U.S. Holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and amounts so withheld may be refunded or credited against a U.S. Holder's United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

CANADIAN FEDERAL INCOME TAXATION

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person, referred to as an "Investor", who acquires one or more common shares pursuant to this registration statement, and who at all material times for the purposes of the Income Tax Act (Canada), referred to as the "Canadian Act", deals at arm's length with us, is not affiliated with us, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any common share in, or in the course of, carrying on business in Canada. It is assumed that the common shares will, at all material times, be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention
(1980), referred to as the "Treaty", as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada prior to the date hereof, and our understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency. It is assumed that all these amendments will be enacted substantially as currently proposed, and that there will be no other material change to any of these laws or practices, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial, or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Investor's particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a common share unless the common share constitutes "taxable Canadian property" to the Investor for purposes of the Canadian Act and the Investor is not eligible for relief pursuant to an applicable bilateral tax treaty. A common share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that the common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the TSX is so prescribed), and that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together, at any time in the five years immediately preceding the disposition, owned 25% or more of the issued shares of any class or series of our capital stock. In addition, the Treaty generally will exempt an Investor who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Investor on the disposition of a common share, from that liability provided that the value of the common share is not derived principally from real property (including resource property) situated in Canada, or that the Investor does not have, and has not had within the 12-month period proceeding the disposition, a "permanent establishment" or "fixed base", as those terms are defined for the purposes of the Treaty, available to the Investor in Canada. The Treaty may not be available to a non-resident investor that is a U.S. LLC or certain other pass-through vehicles, which are not subject to tax in the United States.

Any dividend on a common share, including a stock dividend, paid or credited, or deemed under the Canadian Act to be paid or credited, by us to an Investor, will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or any lesser rates as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a common share to an Investor who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of our voting stock, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is the position of the Canada Customs and Revenue Agency that United States limited liability companies generally do not qualify as residents of the United States under the Treaty, and therefore Treaty reductions are not available to these Investors. We will be required to withhold the tax from the dividend, and remit the tax directly to the Canada Customs and Revenue Agency for the account of the Investor.

F. DIVIDENDS AND PAYING AGENTS.

We have not paid any dividends since our incorporation. We will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements. It is the current policy of our board of directors to retain any earnings to finance our business plan.

G. STATEMENT BY EXPERTS.

Ernst and Young LLP, independent registered public accounting firm, have audited the consolidated balance sheets of Viventia Biotech Inc. as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2004, as set forth in their report thereon appearing elsewhere herein. We have included our consolidated financial statements in this registration statement in reliance of Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

H. DOCUMENTS ON DISPLAY.

Copies of all filings made with the Securities and Exchange Commission can be obtained from www.sec.gov. Copies of all documents filed with the securities commissions in Canada can be obtained from the website located at www.sedar.com. Our documents may be viewed at our head office located at 10 Four Seasons Place, Suite 501, Toronto, Ontario, Canada, M9B 6H7, our phone number is (416) 291-1277, our fax number is (416) 335-9306 and our website address is www.viventia.com. The contents of our website are not incorporate by reference into this registration statement.

I. SUBSIDIARY INFORMATION.

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at March 31, 2005, we had U.S. $45,434 in U.S. currency in cash reserves. To date, we have not engaged in any foreign currency hedging activity nor have we formally monitored the fluctuation of U.S. dollars with regard to our U.S. dollar expenditures. We do not currently engage in activities in order to hedge interest rate risk, commodity price risk or other relevant market risks.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

Not applicable.

                                    PART III

ITEM 13: FINANCIAL STATEMENTS

Not applicable.

ITEM 14: FINANCIAL STATEMENTS

See pages F-1 to F-39 of this registration statement on Form 20-F.

ITEM 15: EXHIBITS

The following documents are filed as part of this registration statement on Form 20-F as exhibits:

EXHIBIT                                DESCRIPTION
1.1         Articles of continuance dated July 9, 1998.

1.2         Articles of amendment dated September 11, 2000.

1.3         Articles of amendment dated May 10, 2004.

1.4         By-law No. 1 and By-law No. 2.

2.1         1996 Stock Option Plan.

2.2         2001 Stock Option Plan.

3.1* Convertible Secured Debenture in the amount of $12,584,142.47 issued by Viventia Biotech Inc. in connection with the private placement to Leslie Dan dated November 3, 2004.

3.2* Convertible Secured Debenture in the amount of $5,000,000 issued by Viventia Biotech Inc. in connection with the private placement to ADH Investments (1999) Inc. dated November 3, 2004.

3.3* Convertible Secured Debenture in the amount of $5,562,568.49 issued by Viventia Biotech Inc. in connection with the private placement to ADH Investments (1999) Inc. dated November 3, 2004.

3.4 Warrant Certificate granted by Viventia Biotech Inc. in connection with the private placement to Leslie Dan dated November 3, 2004.

3.5 Warrant Certificate granted by Viventia Biotech Inc. in connection with the private placement to ADH Investments (1999) Inc. dated
            November 3, 2004.

3.6         Payment and Security Share Agreement between Leslie Dan, ADH
            Investments (1999) Inc. and Viventia Biotech Inc., dated November 3,
            2004.

3.7         Employment Agreement between Dr. Nick Glover and Viventia Biotech
            Inc. dated January 7, 2004.

3.8         Employment Agreement between Mr. Michael Byrne and Viventia Biotech
            Inc. dated October 14, 2004.

3.9         Employment Agreement between Mr. Michael Cross and Viventia Biotech
            Inc. dated December 13, 2004.

3.10        Employment Agreement between Dr. Glen MacDonald and Viventia Biotech
            Inc. dated October 12, 2004.

3.11        Employment Agreement between Mr. Dimitri Fitsialos and Viventia
            Biotech Inc. dated November 17, 2004.

3.12*       Exclusive License Agreement between Biovation Limited and Viventia
            Biotech Inc., dated March 8, 2004.

3.13*       Exclusive License Option Agreement between the Trustees of Columbia
            University in the City of New York and Viventia Biotech Inc., dated
            June 23, 2003.

3.14*       Amendment Number 1 to the Exclusive License Agreement between the
            Trustees of Columbia University in the City of New York and Viventia
            Biotech Inc., dated December 19, 2003.

3.15* License Agreement between McGill University and Novopharm Limited, dated April 28, 1994.

3.16* License Agreement between Tanox, Inc. and Viventia Biotech Inc., dated August 20, 2002.

3.17*       License Agreement between University of Zurich and Viventia Biotech
            Inc., dated January 9, 2003.

3.18*       Non-exclusive License Agreement between XOMA Ireland Limited and
            Viventia Biotech Inc., dated November 30, 2001.

3.19        Property Lease between Almad Investments Limited and Viventia
            Biotech Inc., dated January 26, 2004.

3.20        Net Office Lease between Fana Burnhamthorpe Corp. and Viventia
            Biotech Inc., dated November 20, 2000.

3.21*       Subscription Agreement, dated September 3, 2003, between Teva Pharma
            B.V. and Viventia Biotech Inc.

3.22        Demand Promissory Note, dated February 17, 2005, in favor of Mr.
            Leslie Dan.

3.23        Demand Promissory Note, dated March 1, 2005, in favor of Mr. Leslie
            Dan.

3.24        Demand Promissory Note, dated March 23, 2005, in favor of Clairmark
            Investments, an entity owned by Mr. Leslie Dan

3.25        Demand Promissory Note, dated April 28, 2005, in favor of Clairmark
            Investments, an entity owned by Mr. Leslie Dan.

3.26        Demand Promissory Note, dated May 12, 2005, in favor of Mr. Leslie
            Dan.

3.27        Demand Promissory Note, dated May 12, 2005 in favor of Clairmark
            Investments, an entity owned by Mr. Leslie Dan.

14.1        Consent of Ernst & Young LLP.

---------------
*Confidential Treatment Requested

Financial Statements

VIVENTIA BIOTECH INC.
The First Quarter Ended March 31, 2005

BALANCE SHEETS
(in thousands of Canadian dollars)
(unaudited)
As at

                                                                       MARCH 31, 2005       DECEMBER 31, 2004
                                                                       --------------       -----------------
                                                                                 $                     $
ASSETS
   Current
       Cash and cash equivalents                                             2,038                 2,715
       Short-term investments                                                   52                    52
       Miscellaneous receivables                                               193                   144
       Prepaid expenses, deposits and supplies                                 441                   500
                                                                           -------               -------
TOTAL CURRENT ASSETS                                                         2,724                 3,411
                                                                           -------               -------
   Deferred financing expenses, net                                            178                   201
   Licensed technology, net                                                    152                   174
   Capital assets, net                                                       3,986                 3,053
                                                                           -------               -------
                                                                             7,040                 6,839
                                                                           -------               -------

LIABILITIES

   Accounts payable and accrued liabilities                                  4,136                 3,137
   Current portion of capital lease obligations                                 72                    59
   Current portion of deferred income                                           63                    70
   Current portion of term loan due to related parties                         517                   509
   Bridge financing loans due to related parties (note 6)                    4,600                     -
                                                                           -------               -------
TOTAL CURRENT LIABILITIES                                                    9,388                 3,775
                                                                           -------               -------
Capital lease obligation                                                       101                    93
Deferred income                                                                 21                    29
Term loan due to related party                                                 922                 1,050
Convertible debentures due to related parties                               23,147                23,147
                                                                           -------               -------
TOTAL LIABILITIES                                                           33,579                28,094
                                                                           -------               -------

SHAREHOLDERS' DEFICIENCY
      Capital stock                                                         63,262                63,262
      Contributed surplus                                                    9,817                 9,655
      Deficit                                                              (99,618)              (94,172)
                                                                           -------               -------
TOTAL SHAREHOLDERS' DEFICIENCY                                             (26,539)              (21,255)
                                                                           -------               -------
                                                                             7,040                 6,839
                                                                           =======               =======

Statements of Loss and Deficit
(in thousands of Canadian dollars, except per share data)
(unaudited)
Three months ended

                                                                       MARCH 31, 2005         MARCH 31, 2004
                                                                       --------------       -----------------
                                                                                 $                     $
EXPENSES
Research and development activities:
   Research activities                                                       1,767                 1,256
   Salaries and benefits                                                     1,491                 1,137
   Occupancy                                                                   240                   207
   Other operating expenses                                                    388                   144
   Amortization of licensed technology                                          22                    22
                                                                           -------               -------
                                                                             3,908                 2,766
General and administrative                                                     858                   335
Amortization of capital assets                                                 222                    87
Amortization of deferred financing expenses                                     28                    12
Stock-based compensation expense                                               162                    13
Interest expense                                                               287                   137
                                                                           -------               -------
Loss before the undernoted                                                  (5,465)               (3,350)
                                                                           -------               -------

Miscellaneous Income                                                            19                     2
                                                                           -------               -------
NET LOSS FOR THE PERIOD                                                     (5,446)               (3,348)
Deficit - Beginning of period                                              (94,172)              (77,000)
                                                                           -------               -------
DEFICIT - END OF PERIOD                                                    (99,618)              (80,348)
                                                                           =======               =======
BASIC AND DILUTED LOSS PER COMMON SHARE                                      (0.19)                (0.11)
                                                                           =======               =======

Statements of Cash Flows
(in thousands of Canadian dollars)
(unaudited)
Three months ended

                                                                       MARCH 31, 2005         MARCH 31, 2004
                                                                       --------------       -----------------
                                                                                 $                     $
   Operating Activities
   Net loss for the period                                                  (5,446)               (3,348)
   Add items not affecting cash:
      Amortization of capital assets                                           222                    87
      Amortization of licensed technology                                       22                    22
      Amortization of deferred financing costs                                  23                    12
      Recognized deferred revenue on license technology                        (16)                    -
      Stock-based compensation                                                 162                    14
      Loss  on sale of capital assets                                            -                     1
   Changes in non-cash working capital balances related to operations
      Miscellaneous receivables                                                (49)                  (15)
      Prepaid expenses, deposits and supplies                                   60                    90
      Accounts payable and accrued liabilities                                 230                   617
                                                                           -------               -------
CASH USED IN OPERATING ACTIVITIES                                           (4,792)               (2,520)
                                                                           -------               -------
INVESTING ACTIVITIES
      Proceeds on sale of capital assets                                         -                     2

    Purchase of capital assets                                                (385)                  (58)
                                                                           -------               -------
CASH USED IN INVESTING ACTIVITIES                                             (385)                  (56)
                                                                           -------               -------
FINANCING ACTIVITIES
      Common share issuance costs                                                -                  (370)
      Repayment of term loan to related parties                               (120)                    -
      Capital lease obligations                                                 20                     -
      Proceeds on bridge financing loans from related parties                4,600                 2,700
                                                                           -------               -------
CASH PROVIDED BY FINANCING ACTIVITIES                                        4,500                 2,330
                                                                           -------               -------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                     (677)                 (246)
CASH AND CASH EQUIVALENTS, beginning of period                               2,715                   298
                                                                           -------               -------
CASH AND CASH EQUIVALENTS, end of period                                     2,038                    52
                                                                           =======               =======
SUPPLEMENTAL CASH FLOW INFORMATION, INTEREST PAID                               24                   137
                                                                           =======               =======

Notes to Financial Statements

1.    NATURE OF OPERATIONS

      Viventia Biotech Inc. [the "Company"] was continued in 1995 under the British Columbia Companies Act as Novopharm Biotech Inc. In 1998 the Company was continued under the Business Corporations Act (Ontario). The Company changed its name from Novopharm Biotech Inc. to Viventia Biotech Inc. on September 11, 2000. The Company is engaged in discovery and development of fully human monoclonal antibody therapies for the treatment of cancer.

      The Company's two principal shareholders are Leslie Dan, Chairman of the Board of Directors, and Andrea Dan-Hytman [collectively the Dan Group], who own or directly control other companies that collectively own 82.8% of the Company as at March 31, 2005. Substantially all of the financing received by the Company during the past three fiscal years has been received from these shareholders [notes 6 and 7].

      The Company's success is dependent, in large part, on completing product development, obtaining regulatory approvals and commercializing or entering into agreements with third parties to commercialize product candidates. The successful completion of these activities is necessary to allow the Company to continue research and development activities and the commercialization of its products. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

      The Company has had significant losses over the past four years. At March 31, 2005, the Company has a negative net working capital of approximately $6,664,000 and without an additional source of funding it will have inadequate funds to continue its existing corporate, administrative and operational functions for the coming year and therefore there is substantial doubt about the ability of the Company to continue as a going concern.

      These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

      Management plans to raise additional funds from the private or public placement of additional securities and from the principal shareholder. The Company cannot assure that such additional financing will be available or even if available, that it will be available on acceptable terms.

      On May 7, 2004, the Company held a special meeting of shareholders at which the shareholders approved a special resolution authorizing the consolidation of the Company's issued and outstanding common shares on a ten [old] for one [new] basis. The shareholders also approved an increase in the number of shares reserved for issuance pursuant to the terms of the Company's stock option plan from 600,000 to 2,600,000 common shares after giving effect to the above-mentioned consolidation.

      Accordingly, the number of common shares, warrants, and stock options have been retroactively adjusted to reflect the resolution.

2.    INTERIM STATEMENTS

      The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended December 31, 2004. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2004. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

3.    LOSS PER COMMON SHARE

      Loss per common share is computed using the weighted average number of common shares outstanding during the period of 29,206,115. Fully diluted loss per share has not been presented, as the calculation is anti-dilutive.

4.    SHARE CAPITAL

      AUTHORIZED AND ISSUED SHARE CAPITAL

      (a) The Company has authorized an unlimited number of common shares and an unlimited number of preferred shares. The common shares issued and outstanding as of March 31, 2005 and December 31, 2004 were 29,206,115.

      (b) At March 31, 2005 the Company had 1,862,792 options to purchase common shares at a weighted average excise price of $2.18 per share. No options were excised and 446,000 options were granted during the first quarter of 2005. The Company has a total of 11,447,113 warrants to purchase common shares outstanding. No warrants were issued or exercised during the first quarter of 2005.

5.    STOCK BASED COMPENSATION

      The Company accounts for stock options in accordance with the amended Canadian Institute of Chartered Accountant Handbook section 3870, Stock-based compensation and other stock-based payments" ("CICA 3870") which requires that all stock-based compensation awards be accounted for at fair value. For the purpose of measuring and expensing compensation cost, the fair value of the options is amortized to income over the option's vesting period on a straight-line basis.

      For the three months ended March 31, 2005 the Company issued 446,000 (March 31, 2004 - nil) stock options. The fair value of each option was estimated to be $2.35 using the following assumptions:

Expected option life                                    7 years
Volatility                                                72.6%
Risk-free interest rate                                   4.33%
Dividend yield                                              nil

6.    BRIDGE FINANCING LOANS

      During the three months ended March 31, 2005, the Company received three bridge financing loans Leslie Dan. On February 17, 2005, the Company received a bridge financing loan in the amount of $500,000, on March 1, 2005, the Company received a bridge financing loan in the amount of $1,500,000, and on March 23, 2005 the Company received a bridge financing loan in the amount of $2,600,000. These loans bear interest at 4.5% per annum and are payable upon demand.

7.    FINANCIAL INSTRUMENTS

      The Company financial instruments recognized in the balance sheets consist of cash and cash equivalents, miscellaneous receivables and accounts payables and received liabilities. The carrying value of these financial instruments approximate their fair values due to their short-term nature. The carrying value of the convertible debentures and bridge financing loans approximates fair market value based on current expected borrowing rates from the same or similar parties.

8.    STATEMENT OF CASH FLOWS

      Excluded from the Statements of Cash Flow for the period ended March 31, 2005 are capital asset additions of $754,000 which is included in accounts payable and accrued liabilities.

9.    SUBSEQUENT EVENT

      On April 28, 2005, the Company received a bridge financing loan from Leslie Dan in the amount of $1,500,000 bearing interest at 4.5% per annum and it is payable on demand.

10.   COMPARATIVE FIGURES

      The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.

Financial Statements

VIVENTIA BIOTECH INC.
December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
VIVENTIA BIOTECH INC.

We have audited the balance sheets of Viventia Biotech Inc. as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
March 4, 2005. [except for note 19,                      /s/ Ernst and Young LLP
which is as at March 23, 2005]                             Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S.
REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph [following the opinion paragraph] when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the Shareholders dated March 4, 2005, except for note 19, which is as at March 23, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the financial statements.

Toronto, Canada,                                         /s/ Ernst and Young LLP
March 4, 2005.                                             Chartered Accountants

VIVENTIA BIOTECH INC.

                                 BALANCE SHEETS
                       [in thousands of Canadian dollars]
        [See note 1 - Nature of operations and going concern assumption]

As at December 31

                                                                         2004         2003
                                                                          $            $
                                                                       -------      -------
ASSETS [note 7]
CURRENT
Cash and cash equivalents                                                2,715          247
Short-term investments                                                      52           51
Miscellaneous receivables                                                  144           50
Prepaid expenses, deposits and supplies                                    500          313
                                                                       -------      -------
TOTAL CURRENT ASSETS                                                     3,411          661
                                                                       -------      -------
Deferred financing expenses [net of accumulated
   amortization of $159 [2003 - $82] [note 10]                             201           24
Licensed technology [net of accumulated amortization
   of $222 [2003 - $135] [note 4]                                          174          261
Capital assets, net [note 5]                                             3,053        1,793
                                                                       -------      -------
                                                                         6,839        2,739
                                                                       =======      =======

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT
Accounts payable and accrued liabilities [note 9]                        3,137        1,706
Current portion of capital lease obligations [note 15[c]]                   59            9
Current portion of term loan due to related party [note 8]                 509           --
Current portion of deferred income [note 14]                                70           --
                                                                       -------      -------
TOTAL CURRENT LIABILITIES                                                3,775        1,715
                                                                       -------      -------
Capital lease obligations [note 15[c]]                                      93            8
Deferred income [note 14]                                                   29           --
Term loan due to related party [note 8]                                  1,050           --
Bridge financing loans due to related parties [notes 6 and 7]               --        1,500
Convertible debentures due to related parties [note 7]                  23,147        4,000
                                                                       -------      -------
TOTAL LIABILITIES                                                       28,094        7,223
                                                                       -------      -------
Commitments and contingencies [notes 15 and 19]

SHAREHOLDERS' DEFICIENCY

Capital stock [note 11]                                                 63,262       63,220
Contributed surplus [notes 11 and 12]                                    9,655        9,296
Deficit                                                                (94,172)     (77,000)
                                                                       -------      -------
TOTAL SHAREHOLDERS' DEFICIENCY                                         (21,255)      (4,484)
                                                                       -------      -------
                                                                         6,839        2,739
                                                                       =======      =======

See accompanying notes

On behalf of the Board:

                        Director         Director

VIVENTIA BIOTECH INC.

                         STATEMENTS OF LOSS AND DEFICIT
        [in thousands of Canadian dollars, except per share information]

Year ended December 31

                                                              2004          2003          2002
                                                           ----------    ----------    ----------
                                                               $              $             $
EXPENSES
Research and development activities
   Salaries and benefits                                        5,576         4,551         4,266
   Research activities                                          5,522         4,752         4,307
   Occupancy                                                      805           789           664
   Other operating costs                                          787           529           607
   Amortization of licensed
     technology [note 4]                                           87            87            48
                                                           ----------    ----------    ----------
                                                               12,777        10,708         9,892
General and administrative [note 9]                             1,498         1,079         1,408
Amortization of capital assets                                    441           524           651
Amortization of deferred financing expenses                        42            82            35
Stock-based compensation expense [note 12[b]]                     359            28            --
Interest expense on amounts due to
   related parties [notes 6 and 7]                                801           435           338
                                                           ----------    ----------    ----------
                                                               15,918        12,856        12,324
                                                           ----------    ----------    ----------
Loss before the undernoted                                    (15,918)      (12,856)      (12,324)
Write-off of deferred financing expenses [note 10]             (1,361)           --            --
Miscellaneous income [notes 5 and 14]                             107            78            55
                                                           ----------    ----------    ----------
NET LOSS FOR THE YEAR                                         (17,172)      (12,778)      (12,269)

Deficit, beginning of period                                  (77,000)      (64,222)      (51,953)
                                                           ----------    ----------    ----------
DEFICIT, END OF YEAR                                          (94,172)      (77,000)      (64,222)
                                                           ==========    ==========    ==========

BASIC AND DILUTED LOSS PER
   COMMON SHARE                                            $    (0.59)   $    (0.45)   $    (0.62)
                                                           ==========    ==========    ==========

BASIC AND DILUTED WEIGHTED AVERAGE
   NUMBER OF COMMON SHARES
   OUTSTANDING [000's] [notes 1, 2 and 11]                     29,188        28,090        19,804
                                                           ==========    ==========    ==========

See accompanying notes

VIVENTIA BIOTECH INC.

                            STATEMENTS OF CASH FLOWS
                       [in thousands of Canadian dollars]

Year ended December 31

                                                                    2004        2003        2002
                                                                     $           $            $
                                                                  -------     -------     -------
OPERATING ACTIVITIES
Net loss for the year                                             (17,172)    (12,778)    (12,269)
Add (deduct) items not affecting cash
   Amortization of deferred financing expenses                         42          82          35
   Amortization of licensed technology [note 4]                        87          87          48
   Amortization of capital assets                                     441         524         651
   Loss (gain) on sale of capital assets                              (61)         (2)         26
   Stock-based compensation                                           359          28          --
                                                                  -------     -------     -------
                                                                  (16,304)    (12,059)    (11,509)
Changes in non-cash working capital balances
   related to operations
   Miscellaneous receivables                                          (94)          2          32
   Prepaid expenses, deposits and supplies                           (187)       (103)         (2)
   Accounts payable and accrued liabilities                           738         155         160
                                                                  -------     -------     -------
CASH USED IN OPERATING ACTIVITIES                                 (15,847)    (12,005)    (11,319)
                                                                  -------     -------     -------

INVESTING ACTIVITIES
Purchase of capital assets                                           (931)       (223)       (132)
Proceeds on sale of capital assets                                    175           6          38
Purchase of short-term investments                                    (52)        (51)        (50)
Proceeds on maturity of short-term investments                         51          50         500
Deferred income                                                        99          --          --
Purchase of licensed technology [note 4]                               --          --        (156)
                                                                  -------     -------     -------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                      (658)       (218)        200
                                                                  -------     -------     -------

FINANCING ACTIVITIES
Proceeds on issuance of common shares [note 11]                        42       4,804      10,000
Common share issuance costs [note 11]                                  --        (236)       (109)
Proceeds on bridge financing loans from related parties [note 6]   11,900       2,000       2,800
Repayment of bridge financing loans to related parties [note 6]    (4,253)       (500)     (2,800)
Repayment of convertible debenture to related parties [note 7]     (4,000)     (2,000)         --
Proceeds on issuance of convertible
   debentures from related parties [note 7]                        14,000          --       6,000
Convertible debentures issuance costs [note 7]                       (219)         --        (141)
Proceeds from term loan from related party [note 8]                 1,600          --          --
Repayment of term loan to related party [note 8]                      (41)         --          --
Capital lease obligations                                             (56)         17          --
                                                                  -------     -------     -------
CASH PROVIDED BY FINANCING ACTIVITIES                              18,973       4,085      15,750
                                                                  -------     -------     -------

NET INCREASE (DECREASE) IN CASH DURING THE YEAR                     2,468      (8,138)      4,631
Cash and cash equivalents, beginning of year                          247       8,385       3,754
                                                                  -------     -------     -------
CASH AND CASH EQUIVALENTS, END OF YEAR                              2,715         247       8,385
                                                                  =======     =======     =======

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                                         554         431         338
Income taxes paid                                                      --          --          --
                                                                  =======     =======     =======

See accompanying notes

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

1. NATURE OF OPERATIONS AND GOING CONCERN ASSUMPTION

Viventia Biotech Inc. [the "Company"] was continued in 1995 under the British Columbia Companies Act as Novopharm Biotech Inc. In 1998 the Company was continued under the Business Corporations Act (Ontario). The Company changed its name from Novopharm Biotech Inc. to Viventia Biotech Inc. on September 11, 2000. The Company is engaged in discovery and development of fully human monoclonal antibody therapies for the treatment of cancer.

The Company's two principal shareholders are Leslie Dan, Chairman of the Board of Directors, and Andrea Dan-Hytman [collectively the "Dan Group"], who own or directly control other companies that collectively own 82.8% of the Company as at December 31, 2004. Substantially all of the financing received by the Company during the past three fiscal years has been received from these shareholders [notes 6, 7, 8, 11 and 19].

The Company's success is dependent, in large part, on completing product development, obtaining regulatory approvals and commercializing or entering into agreements with third parties to commercialize product candidates. The successful completion of these activities is necessary to allow the Company to continue research and development activities and the commercialization of its products. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

The Company has had significant losses over the past five years. At December 31, 2004, the Company has negative net working capital of approximately $364,000 and without an additional source of funding it will have inadequate funds to continue its existing corporate, administrative and operational functions for the coming year. There is substantial doubt about the ability of the Company to continue as a going concern.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

Management plans to raise additional funds from the private or public placement of additional securities and the principal shareholder. The Company cannot assure that such additional financing will be available or, even if it is available, that it will be available on acceptable terms.

On May 7, 2004, the Company held a special meeting of shareholders at which the shareholders approved a special resolution authorizing the consolidation of the Company's issued and outstanding common shares on a ten [old] for one [new] basis. The shareholders also approved an increase in the number of shares reserved for issuance pursuant to the terms of the Company's stock option plan [note 12[a]] from 600,000 to 2,600,000 common shares after giving effect to the

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

above-mentioned consolidation. Accordingly, the number of common shares, warrants, and stock options have been retroactively adjusted to reflect the resolution.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ["GAAP"]. With respect to the financial statements of the Company, the significant differences between Canadian and United States GAAP ["U.S. GAAP"] are described and reconciled in note 20. The significant accounting policies are as follows:

The significant accounting policies are as follows:

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, cash balances and highly liquid short-term deposits with original maturity dates of less than 90 days at the date of purchase with financial institutions.

DEFERRED FINANCING EXPENSES

Deferred financing expenses, comprised primarily of legal costs, represent costs related to the issuance of the Company's convertible debentures. Amortization of deferred financing expenses is provided over the term of the convertible debentures.

LICENSED TECHNOLOGY

Licensed technology represents proven technology that the Company has in-licensed from other companies for the purpose of applying the technology in its research operations. Licensed technology is stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over its estimated useful life of five years.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

CAPITAL ASSETS

Capital assets are stated at cost less accumulated amortization. Amortization is provided on a straight-line basis at rates designed to amortize the cost of capital assets over their estimated useful lives as follows:

Office equipment, furniture and fixtures     10 years
Computer hardware and software               3 years
Research equipment                           10 years
Leasehold improvements                       Over the term of the related lease

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. Development costs are expensed as incurred unless these costs meet the criteria under Canadian GAAP for deferral and amortization. To date, no such costs have been deferred.

Research costs consist of salaries and benefits of employees whose activities relate to research and development, employees who provide support for the Company's ongoing research and development activities, research supplies, rent associated with the Company's research facility and amortization of licensed technology used in connection with the Company's research and development activities.

INCOME TAXES

The Company applies the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce future income tax assets when it is more likely than not that a portion of the future income tax asset will not be realized.

FINANCIAL INSTRUMENTS

The Company's financial instruments recognized in the balance sheets consist of cash and cash equivalents, miscellaneous receivables and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term nature. The carrying value of the convertible debentures and bridge financing loans approximates fair market value based on current expected borrowing rates from the same or similar parties.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

STOCK OPTION PLANS

The Company has two stock-based compensation plans, which are described in note
12. Prior to January 1, 2003, no compensation expense was recognized for the plans when stock or stock options were issued to employees, officers and directors. During the fourth quarter of 2003, the Company adopted the fair value method of accounting for stock-based compensation plans. The Company has selected the prospective method of adoption; accordingly, results from prior years have not been restated [note 3].

Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received. Consideration paid on the exercise of stock options and warrants is credited to capital stock.

LOSS PER COMMON SHARE

Diluted loss per common share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The inclusion of the Company's stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per common share and, therefore, options and warrants are excluded from the computation. Consequently, there is no difference between basic loss per common share and diluted loss per common share.

Excluded from the weighted average diluted number of common shares are the potential dilutive effect of stock options, warrants and convertible debentures as follows:

                        YEAR  ENDED
                        DECEMBER 31,
                    --------------------
                    2004    2003    2002
                     $        $      $
                    -----   -----   ----
                           [000's]
Stock options         402       -      -
Warrants            3,163   1,145    766
                    =====   =====   ====

3. CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2003, The Canadian Institute of Chartered Accountants ["CICA"] amended its pronouncement relating to stock-based compensation, requiring companies to measure and expense all equity instruments awarded to employees. In accordance with this pronouncement, the Company prospectively adopted the new recommendation. Consequently, the Company has applied a fair value based method to expense employee stock options awarded since

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

January 1, 2003. The Company did not issue any stock options during the year ended December 31, 2002 to require the presentation of pro forma net loss for that year.

4. LICENSED TECHNOLOGY

During the year ended December 31, 2001, the Company acquired a non-exclusive licence from a third party to use its technology to reduce future research and development costs in return for a deposit of $240,000. No amortization was recognized in 2001 as the licensed technology was not available for use. During the year ended December 31, 2002, the Company made an additional payment of $156,000 for this technology, which the Company implemented in its operations.

The Company is also required under the terms of its licence agreement to make certain milestone payments and royalty payments [note 15].

5. CAPITAL ASSETS

Capital assets consist of the following:

                                                    DECEMBER 31, 2004
                                             -------------------------------
                                                                        NET
                                                       ACCUMULATED     BOOK
                                              COST     AMORTIZATION    VALUE
                                               $            $            $
                                             ------    ------------    -----
Office equipment, furniture and fixtures        232         141           91
Office equipment under capital lease             23          12           11
Computer hardware and software                  824         677          147
Research equipment                            5,102       3,214        1,888
Research equipment under capital lease          193          24          169
Leasehold improvements                        2,123       1,376          747
                                              -----       -----        -----
                                              8,497       5,444        3,053
                                              =====       =====        =====

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

                                                    DECEMBER 31, 2003
                                             -------------------------------
                                                                        NET
                                                       ACCUMULATED     BOOK
                                              COST     AMORTIZATION    VALUE
                                               $            $            $
                                             -----     ------------    -----

Office equipment, furniture and fixtures       213          123           90
Office equipment under capital lease            21            4           17
Computer hardware and software                 748          613          135
Research equipment                           4,947        3,406        1,541
Leasehold improvements                       1,353        1,343           10
                                             -----        -----        -----
                                             7,282        5,489        1,793
                                             =====        =====        =====

In April and May 2004, the Company disposed of four bioreactors and two fermentors from the Winnipeg facility for gross proceeds of approximately $175,000, resulting in a gain on disposition of approximately $61,000. The equipment was no longer required in the Company's manufacturing process.

6. BRIDGE FINANCING LOANS DUE TO RELATED PARTIES

During the year ended December 31, 2004, the Company received bridge financing loans of $11,900,000 from its principal shareholder, Leslie Dan, and the Dan Group. The loans bore interest at the rate of 4.5% per annum and were repayable on demand. On November 3, 2004, $8,900,000 [plus accrued interest of $246,711] were converted into two secured convertible debentures maturing in November 2006 and $4,500,000 of bridge financing [plus accrued interest of $40,007] was repaid from the proceeds of the secured convertible debentures also maturing in 2006 [note 7]. Accordingly, the outstanding amount of bridge financing loans as at December 31, 2003 is excluded from current liabilities.

During the year ended December 31, 2003, the Company received three bridge financing loans from its principal shareholder in the amounts of $500,000 on September 2, 2003, $500,000 on November 27, 2003 and $1,000,000 on December 15,
2003. The $500,000 loan advanced on September 2, 2003 was non-interest bearing and was repaid during the year. The remaining $500,000 and $1,000,000 loans bore interest at 4.5% per annum and were repaid from the proceeds of the secured convertible debentures [note 7] on November 3, 2004.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

7. CONVERTIBLE DEBENTURES DUE TO RELATED PARTIES

On November 3, 2004, the Company closed a private placement of secured convertible debentures [the "Private Placement"] with the Dan Group. In accordance with the terms of the Private Placement, the Dan Group invested $14,000,000 in secured convertible debentures and converted $8,900,000 [plus accrued interest of $246,711 as of November 3, 2004] of the outstanding unsecured demand bridge financing loans into secured convertible debentures. The resulting convertible debentures in an aggregate principal amount of $23,146,711 are collateralized by a first charge over all of the assets of the Company and bear interest at the rate of 4.5% per annum, compounded annually. The debentures will mature two years from the date of issuance, when both interest and principal will be payable. The principal amount of the debentures will be convertible at the option of the holder at any time into units at a price of $1.50 per unit. Each unit will be comprised of one common share of the Company and one half of a common share purchase warrant. Each whole common share purchase warrant will enable the holder to purchase an additional common share at an exercise price of $2.00 per common share at any time for a period of four years from the date of issuance. The conversion price of any accrued interest on the debentures into units will be equal to the ten-day weighted average trading price of the Company's common shares for the ten consecutive trading days prior to conversion. If the remaining debentures and common share purchase warrants were converted, 23,146,711 common shares would be issued, representing approximately 79% of the current issued and outstanding common shares of the Company.

The Company used the proceeds of the Private Placement to repay the following indebtedness together with accrued interest thereon: [a] existing convertible secured debentures issued to members of the Dan Group on June 20, 2002 [with an aggregate principal amount of $4,000,000 and accrued interest of $241,251 as of November 3, 2004], and [b] other unsecured demand bridge financing loans made by members of the Dan Group [with an aggregate principal amount of $4,500,000 and accrued interest of $40,007 as of November 3, 2004]. The Company will use the balance of the proceeds, after payment of the amounts listed above and payment of issue costs related to the Private Placement, to advance its business plan.

During the year ended December 31, 2003, the Company repaid $2,000,000, which boar interest at 10% per annum, plus accrued interest of $24,000, of convertible debentures.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

8. TERM LOAN

On November 3, 2004, Leslie Dan in his personal capacity obtained $1,600,000 in financing which was provided to the Company to further expand its Winnipeg research facility. The loan bears interest at a rate of 5.0% per annum, repayable in blended monthly payments of $41,165, and matures in November 2007. The Company has agreed to repay this amount directly to the third-party lending institution.

At December 31, 2004, the Company's commitments under the above arrangements for the next three years are as follows:

          $
        -----
2005      509
2006      535
2007      515
        -----
        1,559
        =====

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

On January 8, 2004, the Company announced the resignation of its President and Chief Executive Officer. For the year ended December 31, 2004, the Company has incurred related severance charges of $790,000. The amount has been included within salaries and benefits expense on the Company's statements of loss and deficit for the year ended December 31, 2004. As at December 31, 2004, $652,000 of the charges have been paid and the outstanding balance of $138,000 related to these charges is included in accounts payable and accrued liabilities.

10. WRITE-OFF OF DEFERRED FINANCING EXPENSE

The write-off of deferred financing expense of $1,361,000 for the year ended December 31, 2004, comprised primarily of professional fees, represented the costs associated with the propose public offering of the Company's common shares and warrants which was withdrawn in August 2004.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

11. CAPITAL STOCK

As stated in note 1, the number of common shares, warrants and stock options have been retroactively adjusted to reflect the share consolidation authorized on May 7, 2004.

[A]   PREFERRED AND COMMON SHARES

      PREFERRED SHARES

      The Company has authorized an unlimited number of preferred shares. The preferred shares may be issued at any time or from time to time in one or more series. As at December 31, 2004 and 2003, there were no preferred shares issued or outstanding.

      COMMON SHARES

      The Company has authorized an unlimited number of common shares. Common shareholders are entitled to one vote per common share held. Subject to the prior rights of the holders of preferred shares, the holders of common shares are entitled to receive any dividend declared by the Company's Board of Directors and to receive the remaining property of the Company upon dissolution.

      ISSUED

                                                              COMMON SHARES
                                                          --------------------
                                                            #              $
                                                          ------        ------
                                                                [000's]
BALANCE, DECEMBER 31, 2002                                26,673        60,447
Shares issued on private placement, net [i]                1,111         1,160
Shares issued on private placement, net [ii]               1,402         1,613
                                                          ------        ------
BALANCE, DECEMBER 31, 2003                                29,186        63,220
Issued on exercise of options                                 20            42
                                                          ------        ------
BALANCE, DECEMBER 31, 2004                                29,206        63,262
                                                          ======        ======

      [i] On February 10, 2003, the Company repaid $2,000,000 plus accrued interest of $24,000 on the $6,000,000 convertible debentures to a company controlled by one of the principal shareholders [note 7]. In connection with this repayment, the principal shareholder reinvested $2,000,000 less issuance costs of $89,000 [net $1,911,000] in the form of a private equity placement for 1,111,111 units with each unit consisting of one common share of the Company and one common share purchase warrant at an exercise price of $1.80 per share. The unit price is based on the closing price of the Company's common

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

            shares on the Toronto Stock Exchange on January 14, 2003. The warrants expire on February 10, 2008.

      [ii] On September 10, 2003, the Company completed a private equity placement with a wholly-owned subsidiary of Teva Pharmaceutical Industries Limited ["Teva"] for approximately $2,804,000 less issuance costs of $147,000 [net $2,657,000]. Under the terms of this transaction, Teva purchased 1,402,000 units issued by the Company at a price of $2.00 per unit. The unit price is based on the closing price of the Company's common shares on the Toronto Stock Exchange on August 21, 2003. Each unit consists of one common share of the Company and one common share purchase warrant at an exercise price of $2.00. The warrants expire on September 10, 2008.

            In accordance with CICA Handbook Section 3860, "Financial Instruments - Disclosure and Presentation", the net proceeds of $2,657,000 were bifurcated between capital stock [$1,613,000] and warrants [$1,044,000] on a pro rata allocation basis, based on fair value. The fair value of the warrants has been included within contributed surplus. The fair value of the common share component of the unit was based on the $2.00 closing price of the Company's common shares as stated above [note 11[b]].

[B]   WARRANTS

      A summary of the warrants issued and outstanding at December 31, 2003 and 2004 and the changes since December 31, 2002 is presented as follows:

                                          WEIGHTED
                                           AVERAGE          WARRANTS
                                        EXERCISE PRICE     OUTSTANDING
                                              $                 #
                                        --------------     ----------
                                                    [000's]
BALANCE, DECEMBER 31, 2002                    1.90           10,466
Granted                                       1.90            2,513
Expired                                       2.70           (1,532)
                                              ----           ------
BALANCE, DECEMBER 31, 2003 AND 2004           1.82           11,447
                                              ====           ======

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

      As at December 31, 2003 and 2004, warrants outstanding to purchase common shares were as follows:

                                                                          WARRANTS
                                                                         OUTSTANDING
                   TERMS OF WARRANTS                                          #
------------------------------------------------------------------       ------------
                                                                           [000's]
Expire August 24, 2006 at $3.35 per share                                   1,791
Expire December 17, 2007 at $1.40 per share                                 7,143
Expire February 10, 2008 at $1.80 per share [note 11[a][i]]                 1,111
Expire September 10, 2008 at $2.00 per share [note 11[a][ii]]               1,402
                                                                           ------
                                                                           11,447
                                                                           ======

      As at December 31, 2003 and 2004, none of the above-mentioned purchase warrants had been exercised.

      The proceeds from the each of the private placement has been allocated between capital stock and contributed surplus based on the estimated fair value of the warrants. The warrants were fair valued using the Black-Scholes option pricing model with the following assumptions for each of the issuances.

                                                   Risk-free
                        Fair        Expected       interest
                        value      volatility        rate
                        -----      ----------      ---------
August 24, 2001         $1.90         81%             4.6%
December 17, 2002       $0.90         80%             3.0%
February 10, 2003       $1.00         80%             2.9%
September 10, 2003      $0.74         78%             4.5%
                        -----         --              ---

The expected life of the warrant and the dividend yield for each of the above transaction was 5 years and nil, respectively.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

                                          nil
12. STOCK OPTIONS AND STOCK-BASED COMPENSATION

[A] STOCK OPTIONS

      During the year ended December 31, 2001, the shareholders approved the establishment of the 2001 Share Incentive Plan [the "Plan"]. Under the Plan, the number of common shares reserved for issuance to employees and directors will not exceed 10% of the number of common shares issued and outstanding at any time; the number of common shares that may be issued to any one employee and/or director and their associates, within a one-year period, cannot exceed 5% of the outstanding issue; and, the number of common shares reserved for issuance to any one person cannot exceed 5% of the number of common shares outstanding. The options can be granted to any person who is a director, officer or employee of the Company or any of its subsidiaries or affiliates, or any person that has been engaged to provide services for the Company or its affiliates. The term of options granted shall generally be seven years, but will not exceed 10 years. The vesting period for these options is generally three years with 1/12 vesting at the end of each quarter. The subscription price for the common shares will be based on the trading price for the common shares on the last trading day before the date of grant of the options or a more representative fair market price, as determined by the Board of Directors. The maximum aggregate number of common shares that are reserved for issuance under the Plan is 2,600,000.

      The Company's original share option plan [the "1996 Plan"] was approved by shareholders of the Company on December 16, 1996 with 493,337 common shares reserved for issuance. The total number of common shares reserved for issuance under both the 1996 Plan and the Plan is 1,093,337, representing 3.75% of the total issued and outstanding common shares of the Company as at December 31, 2004. No further grants of options will be made under the 1996 Plan. The term of options granted under the 1996 Plan shall generally be five years but will not exceed 10 years. The vesting period for these options is five years with 1/5 vesting at the end of each year. Options that have been granted pursuant to the 1996 Plan will continue to be governed by the 1996 Plan until they are exercised, cancelled, or forfeited and/or expired.

      As a result of the amalgamation with Genesys Pharma Inc. ["GPI"] in 1997, all outstanding GPI options were exchanged for the Company's options according to a conversion ratio of 1:1.6. In total, 136,043 options held by GPI employees were converted into 217,669 options of the Company. These options were not issued pursuant to the terms of the Plan and are in addition to the maximum number of common shares reserved for issuance under the Plan.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

      A summary of the options issued and outstanding at December 31, 2004 and the changes since December 31, 2002 is presented as follows:

                                                  WEIGHTED
                                                  AVERAGE
                                    OPTIONS       EXERCISE
                                  OUTSTANDING      PRICE
                                       #             $
                                  -----------     --------
BALANCE, DECEMBER 31, 2002           437,340        3.50
Granted                              114,275        2.00
Forfeited or expired                (105,823)       3.34
                                   ---------        ----
BALANCE, DECEMBER 31, 2003           445,792        3.10
Granted                            1,247,000        1.56
Forfeited or expired                (217,375)       2.96
Exercised                            (19,650)       2.17
                                   ---------        ----
BALANCE, DECEMBER 31, 2004         1,455,767        1.82
                                   =========        ====

      The following table summarizes information about stock options outstanding at December 31, 2004:

                        OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
              ------------------------------------------    ------------------------
   RANGE                         WEIGHTED       WEIGHTED                    WEIGHTED
    OF                            AVERAGE        AVERAGE                    AVERAGE
EXERCISE        OPTIONS          REMAINING      EXERCISE      OPTIONS       EXERCISE
   PRICE      OUTSTANDING    CONTRACTUAL LIFE     PRICE     EXERCISABLE      PRICE
     $             #              [years]           $            #             $
---------     -----------    ----------------   --------    -----------     --------
1.56-2.00       1,277,892          7.9            1.58         89,446          1.72
2.01-4.00         135,125          3.7            2.32        135,125          2.32
7.50               42,750          0.3            7.50         42,750          7.50
                ---------          ---            ----        -------          ----
                1,455,767          7.3            1.82        267,321          2.95
               ==========          ===            ====        =======          ====

[b]   STOCK-BASED COMPENSATION

      Effective January 1, 2003, the Company began prospectively recording compensation expense for awards granted to employees. During the years ended December 31, 2003 and 2004, 114,275 and 1,247,000 options were granted to employees, respectively. Amounts of $28,334 and $359,046 were recorded as an expense and credited to contributed surplus in 2003 and 2004, respectively for the fair value of stock options granted to employees determined using

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

      the Black-Scholes option pricing model. No options were granted to non-employees. Consideration paid on the exercise of stock options and warrants is credited to capital stock.

      The fair value of the options issued was estimated using the Black-Scholes option pricing model with the following assumptions:

                                YEAR  ENDED
                                DECEMBER 31,
                         ------------------------
                           2004     2003     2002
                         -------   -------   ----
Expected volatility          72%       73%     -
Risk-free interest rate     3.9%      3.9%     -
Expected option life     7 YEARS   7 years     -
                         =======   =======     =

      Dividend yield assumption used for all years presented was nil.

      The estimated weighted average fair value of the options granted was $1.40 and $1.30 for the years ended December 31, 2003 and 2004, respectively.

      Pro forma disclosure is calculated using the Black-Scholes option pricing model. The Black-Scholes option pricing model estimated the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

      The Company did not issue any stock options during the year ended December 31, 2002, therefore, pro forma net loss for the year ended December 31, 2002 and pro forma net loss per common share is consistent with those reported for that period.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

13. INCOME TAXES

The tax effects of temporary differences and net operating losses that give rise to future tax assets are as follows:

                                                             2004        2003
                                                               $           $
                                                            -------     -------
FUTURE TAX ASSETS
Non-capital losses carried forward                           11,996       8,412
Research and development expenditures                         6,833       5,169
Net non-refundable investment tax credits                     5,230       4,081
Net capital losses carried forward                              621         617
Carrying value of capital assets in excess of tax basis       1,250         914
Financing costs                                                 199         161
                                                            -------     -------
TOTAL FUTURE TAX ASSETS                                      26,129      19,354
                                                            -------     -------
Less valuation allowance                                    (26,129)    (19,354)
                                                            -------     -------
NET FUTURE TAX ASSETS                                             -           -
                                                            =======     =======

At December 31, 2004, the Company's deductible temporary differences for which no related income tax assets have been recognized are as follows:

[a] The Company has accumulated non-capital losses for income tax purposes of approximately $32,472,000, which can be carried forward to reduce future Canadian taxable income.

[b] The Company has approximately $17,779,000 in Canadian scientific research and development expenditures which can be carried forward indefinitely to reduce future years' taxable income.

[c] The Company has non-refundable investment tax credits of $5,230,000 that can be carried forward and may be applied against future years' income taxes payable.

[d] Net capital loss carryforwards of $3,364,000, which may be used to reduce future years' capital gains, can be carried forward indefinitely.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

The non-capital losses and investment tax credits which cannot be carried forward indefinitely expire as follows:

              NON-CAPITAL    INVESTMENT TAX
                LOSSES           CREDITS
                   $                $
              -----------    --------------
2005                  -             107
2006                  -               -
2007              3,146               -
2008              3,846              14
2009              6,810               -
2010              8,410             920
2011             10,260             910
2012                  -             828
2013                  -           1,030
2014                  -           1,421
                 ------           -----
                 32,472           5,230
                 ======           =====

14. MISCELLANEOUS INCOME

For the year ended December 31, 2004, miscellaneous income consisted of the $61,000 gain on the disposition of capital assets [note 5], interest income of $19,000 and a proportionate share of a U.S. $100,000 one-time access fee paid as part of an agreement whereby exclusive rights were provided to a third-party to evaluate a specific collection of the Company's anti cancer monoclonal antibodies. The U.S.$100,000 is being amortized over the two year period of exclusivity.

15. COMMITMENTS AND CONTINGENCIES

      [a] The Company enters into research, development and licence arrangements with various parties in the ordinary course of business. These arrangements outline various research services that are being provided to the Company and enable it to utilize know-how and technology. The arrangements require compensation to be paid by the Company, typically by a combination of the following methods:

            [i] Fees comprising amounts due initially upon entering into the arrangements as well as additional amounts due either on specified timelines or defined services to be provided.

            [ii] Milestone payments that are dependent on products developed under the arrangements proceeding towards specified plans of clinical trials and commercial development.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

            [iii] Royalty payments calculated as a percentage of net sales commencing upon commercial sales of products developed.

            At December 31, 2004, the Company's commitments under the above arrangements for the next five years are as follows:

         $
        ---
2005    257
2006    100
2007    100
2008    100
2009    100
        ---
        657
        ===

            The amounts above are principally comprised of fee-related committed research and licence payments and potential milestone payments due in 2005. Other milestone and royalty-related amounts that may become due under the various arrangements are dependent on, among other factors, products identified as investigational new drugs, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain.

            Amounts due per the various agreements for milestone payments are accrued once the occurrence of a milestone is likely. Amounts due as royalty payments will be accrued as commercial revenues from the product are earned.

            The Company periodically enters into research agreements or strategic alliances with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and is not aware of any claims for each of the periods presented; accordingly, no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

      [b] The Company's future minimum commitments under operating leases for the next four years are as follows:

              $
             ---
2005         292
2006         196
2007         203
2008         102
             ---
             793
             ===

            Certain premises, the commitments for which are included in the above table, are leased from an affiliate of Leslie Dan at an annual rent of $185,100 for 2005. For the years 2006 to 2008, all amounts are due to an affiliate of Leslie Dan.. The lease expires on June 30, 2008.

      [c] The following is a schedule of minimum payments for assets under capital lease:

                          $
                         ---
2005                      71
2006                      65
2007                      35
                         ---
                         171
Less interest             19
Less current portion      59
                         ---
Long term portion         93
                         ===

      [d] In September 2001, an action was commenced by First Monitor Canada Inc. ["First Monitor"] against the Company and seven other parties in connection with an alleged breach of a distribution agreement between First Monitor and Novopharm Limited ["Novopharm"]. First Monitor is seeking damages in the amount of $20,000,000. On January 4, 2005 First Monitor's action was dismissed as abandoned by the courts.

      [e] During the ordinary course of business activities, the Company may be contingently liable for litigation and a party to claims. Management believes that adequate provisions have been made in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have an adverse effect on the financial position of the Company.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

16. SEGMENTED INFORMATION

The Company operates in a single industry and is engaged in biopharmaceutical research and development activities primarily carried out in Canada.

All of the Company's assets are located in Canada.

17. STATEMENT OF CASH FLOWS

For the year ended December 31, 2004, excluded from the statement of cash flows are the following items:

                                                                          $
                                                                        -----
Conversion of bridge financing loan and related interest [note 7]       9,147
Increase in accounts payable related to capital assets purchases          693
                                                                        -----

18. COMPARATIVE FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 financial statements.

19. SUBSEQUENT EVENTS

For the period from February 17 to March 23, 2005 the Company received bridge financing loans of $500,000, $1,500,000 and $2,600,000 respectively, from its principal shareholders, the Dan.Group The loans bear interest at 4.5% per annum and are repayable on demand.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

20. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its financial statements in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP. The material differences as they apply to the Company's financial statements are as follows:

If U.S. GAAP were followed, the effects on the statements of loss and deficit would be as follows:

                                                           YEAR  ENDED
                                                           DECEMBER 31,
                                              --------------------------------------
                                                2004           2003          2002
                                                 $               $             $
                                              --------       --------       --------
Net loss for the year, Canadian GAAP          (17,172)       (12,778)       (12,269)
ADJUSTMENTS
Licensed technology [a]                            --             --           (156)
Amortization of licensed technology [a]            87             87             48
Stock-based compensation [b]                      359             28             --
                                              -------        -------        -------
NET LOSS AND COMPREHENSIVE LOSS
   FOR THE YEAR [U.S. GAAP] [c]               (16,726)       (12,663)       (12,377)
                                              =======        =======        =======

BASIC AND DILUTED LOSS PER COMMON
   SHARE [U.S. GAAP]                          $ (0.57)       $ (0.45)       $ (0.62)
                                              =======        =======        =======

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING
Basic and diluted [000's]                      29,188         28,090         19,804
                                              =======        =======        =======

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

Balance sheet items, which would vary under U.S. GAAP, are as follows:

                                                              YEAR ENDED
                                                              DECEMBER 31,
                                                       -------------------------
                                                         2004            2003
                                                          $                $
                                                       ---------       ---------
ASSETS
Licensed technology                                          --              --
                                                       ========        ========

SHAREHOLDERS' DEFICIENCY
Capital stock                                           110,573         110,531
Additional paid-in-capital                               21,175          21,175
Deficit accumulated during the development stage       (153,177)       (136,451)
                                                       --------        --------
                                                        (21,429)         (4,745)
                                                       ========        ========

A reconciliation of the Company's capital stock between Canadian GAAP and U.S. GAAP is as follow:

                                                                               YEAR  ENDED
                                                                               DECEMBER 31,
                                                                           2004            2003
                                                                            $                $
                                                                         --------        --------
CAPITAL STOCK, CANADIAN GAAP                                              63,262          63,220
Common shares issued in exchange for assets [note 20 [e][3][iv]]          11,277          11,277
Incremental value attributed to common shares issued on
   conversion of interest in Partnership I [note 20 [e][3][v-vi]]         41,181          41,181
Fair value of warrants issued in private placements
   [notes 11[a][ii] and notes 20[e][3][vii],[ix] and [x]                  (5,147)         (5,147)
                                                                         -------         -------
Capital stock, U.S GAAP                                                  110,573         110,531
                                                                         =======         =======

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

A reconciliation of the Company's contributed surplus/additional paid-in capital between Canadian GAAP and U.S. GAAP is as follow:

                                                                                                   YEAR  ENDED
                                                                                                   DECEMBER 31,
                                                                                               2004            2003
                                                                                                $                $
                                                                                              ------          ------
CONTRIBUTED SURPLUS, CANADIAN GAAP                                                             9,655           9,296

Amortization of stock option compensation                                                       (387)            (28)
Fair value of warrants issued to Novopharm in
   regards to Partnership I and II [note 20 [e][3][ii-v]]                                      1,940           1,940
Acquisition of GPI [note 20 [e][3][iv]]                                                        4,820           4,820
Value of warrants issued in connection with private
   placement [note 20 [e][3][vii]]                                                             5,147           5,147
                                                                                              ------          ------
Additional paid-in capital, U.S GAAP                                                          21,175          21,175
                                                                                              ======          ======

A reconciliation of the Company's deficit between Canadian GAAP and U.S. GAAP is as follow:

                                                                                          YEAR  ENDED
                                                                                          DECEMBER 31,
                                                                                     2004            2003
                                                                                       $               $
                                                                                   ---------       ---------
DEFICIT, CANADIAN GAAP                                                              (94,172)        (77,000)

Consolidation of Partnerships I and II                                              (42,461)        (41,952)
Write off of acquired research and development                                      (15,762)        (16,358)
Write down of assets                                                                 (1,169)         (1,169)
Stock-based compensation expense                                                        387              28
                                                                                   --------        --------
Deficit accumulated during the development stage, U.S GAAP                         (153,177)       (136,451)
                                                                                   ========        ========

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

If U.S. GAAP were followed, the effects on the statements of cash flows would be as follows:

                                                                                  YEAR  ENDED
                                                                                  DECEMBER 31,
                                                                  -----------------------------------------
                                                                    2004             2003            2002
                                                                      $                $               $
                                                                  --------         --------        --------
OPERATING ACTIVITIES
Balance under Canadian GAAP                                       (15,847)         (12,005)        (11,319)
Purchase of licensed technology [a]                                   (87)             (87)           (156)
                                                                  -------          -------         -------
BALANCE UNDER U.S. GAAP                                           (15,934)         (12,092)        (11,475)
                                                                  =======          =======         =======

INVESTING ACTIVITIES
Balance under Canadian GAAP                                          (658)            (197)            200
Purchase of licensed technology [a]                                    87               87             156
                                                                  -------          -------         -------
BALANCE UNDER U.S. GAAP                                              (571)            (110)            356
                                                                  =======          =======         =======

Cash provided by financing activities under Canadian GAAP of $18,973, $4,085 and $15,750 for the years ended December 31, 2004, 2003 and 2002, respectively, remain unchanged for U.S. GAAP purposes.

[a]   Acquired research and development and licensed technology

      Under U.S. GAAP, the Company's acquired and licensed technology is considered in-process research and development and is immediately expensed upon acquisition in accordance with Statement of Financial Accounting Standard ["FAS"] No. 2, "Accounting for Research and Development Costs" ["FAS 2"]. The Company's acquired technology does not have an alternative future use given its specialized nature and therefore is expensed immediately upon acquisition. Under Canadian GAAP, the acquired technology is considered to be an intangible asset which is amortized over its expected useful life and reviewed for impairment.

[b]   Fixed stock options granted to employees

      Accounting Principles Board Opinion ["APB"] No. 25, "Accounting for Stock Issued to Employees" ["APB 25"] requires the Company to recognize compensation expense relating to the intrinsic value of the options when the market price of the underlying stock is greater than the exercise price of the Company's employee stock options on the grant date. Under Canadian GAAP, in accordance with Section 3870, the Company was not required to record compensation expense for stock options granted to employees until January 1, 2004. However, the Company elected to begin accounting for the grant of stock options at fair value and recognize related compensation costs in 2003.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

      Under U.S. GAAP, for stock options awarded to employees, pro forma disclosure of net loss and loss per share is provided below as if these awards were accounted for using the fair value method.

[c]   Pro forma stock-based compensation disclosures

      In accordance with Section 3870 of the CICA Handbook, under Canadian GAAP, stock options and warrants awarded to non-employees in 2002 are accounted for using the fair value method. Accordingly, the Company recognized stock-based compensation expense of $359 and $28 for the years ended December 31, 2004 and 2003, respectively.

      Under U.S. GAAP, the method of accounting for stock options is dependent upon who the option is issued to and whether the option is fixed or based on certain performance criteria. The Company follows APB 25 for awards issued to employees and FAS No. 123, "Accounting for Stock-Based Compensation" ["FAS 123"] for awards issued to non-employees. Accounting differences under Canadian GAAP and U.S. GAAP for stock options are described below.

      FAS 123 requires pro forma disclosures of net loss and loss per share, as if the fair value method, as opposed to the intrinsic value based method, of accounting for employee stock options had been applied.

      The following table presents the Company's net loss and loss per share on a pro forma basis using the fair value method as determined by using the Black-Scholes option pricing model:

                                                          YEAR  ENDED
                                                          DECEMBER 31,
                                             --------------------------------------
                                               2004           2003           2002
                                                $               $             $
                                             --------       --------       --------
Net loss for the year
   U.S. GAAP - as reported                   (16,726)       (12,663)       (12,377)
Pro forma stock-based
   compensation expense                         (510)          (179)          (167)
                                             -------        -------        -------
NET LOSS FOR THE YEAR
   U.S. GAAP - PRO FORMA                     (17,236)       (12,842)       (12,544)
                                             =======        =======        =======

BASIC AND FULLY DILUTED LOSS PER SHARE
As reported                                  $ (0.58)       $ (0.45)       $ (0.62)
Pro forma                                    $ (0.59)       $ (0.46)       $ (0.63)
                                             =======        =======        =======

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

      The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model are noted in note 12[b].

      No stock options were issued during the year ended December 31, 2002.

      The Black-Scholes option pricing model, used by the Company to calculate option values, as well as other accepted option valuation models were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

[d]   Comprehensive income

      FAS 130, "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period. For the periods presented, the Company did not have any material transaction that would otherwise have had an impact on comprehensive income. As such, net loss for the year under U.S. GAAP is consistent with comprehensive income.

[e]   Development-stage disclosures

      Since inception, the Company has not had significant revenue from operations. Accordingly, in accordance with FAS No. 7, "Accounting and Reporting by Development Stage Enterprise" ["FAS 7"], the Company is considered to be a development stage enterprise under U.S. GAAP.

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

      FAS 7 requires development-stage companies to disclose, in addition to the same basic financial statements as presented in these financial statements, the following information:

      [1]   Statement of net loss:

                                                                           CUMULATIVE FROM
                                                                             INCEPTION ON
                                                                          JULY 28, 1995 TO
                                                                          DECEMBER 31, 2004
                                                                          -----------------
EXPENSES
Research and development activities
Salaries and benefits                                                           37,703
Research activities                                                             28,886
Occupancy                                                                        5,965
Other operating costs                                                           11,000
Write-off of acquired research and development                                  45,546
                                                                              --------
                                                                               129,100
General and administrative                                                      12,551
Amortization of capital assets                                                   5,687
Amortization of deferred financing expenses                                        160
Write-off of deferred financing expenses                                         1,360
Interest expense on amounts due to related parties                               1,597
Write-off of other assets                                                        3,364
Financing costs                                                                    660
                                                                              --------
                                                                               154,479
                                                                              --------
Cumulative loss before the undernoted                                         (154,479)
Miscellaneous income                                                             1,302
                                                                              --------
Cumulative net loss from inception                                            (153,177)
                                                                              ========

      [2]   Statement of cash flows:

                                                                         CUMULATIVE FROM
                                                                           INCEPTION ON
                                                                         JULY 28, 1995 TO
                                                                        SEPTEMBER 30, 2004
                                                                        ------------------
Cash used in operating activities                                             (96,558)
Cash used in investing activities                                             (10,616)
Cash provided by financing activities                                         109,889
                                                                              -------
                                                                                2,715
                                                                              =======

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

      [3] The following represents the Company's cumulative statement of shareholders' equity (deficiency) determined in accordance with U.S. GAAP from inception:

                                                                                          ADDITIONAL
                                                                            EXCHANGEABLE    PAID-IN
                                                          COMMON SHARES        SHARES       CAPITAL   DEFICIT      TOTAL
                                                           #         $            $            $         $           $
                                                         -------   -----    ------------  ----------  --------    -------
                                                         [000's]

BALANCE JULY 28, 1995                                       --        --           --           --         --         --
July 28, 1995 [Hygeia Holding, Inc.] [i and ii]          1,364     3,682           --           --         --      3,682
Issued in exchange for assets [i]                        2,173     2,056           --           --         --      2,056
Issued in exchange for loan and interest thereon [i]       585     1,581           --           --         --      1,581
Issued for services [i]                                     75         7           --           --         --          7
Issued for cash [i]                                        726     1,960           --           --         --      1,960
Net loss for the period [ii]                                --        --           --           --     (9,809)    (9,809)
Partnership I [ii]
   Issuance of warrants to Novopharm                        --        --           --        1,054         --      1,054
   Issuance of exchangeable shares to Novopharm             --        --        2,034           --         --      2,034
                                                         -----     -----       ------       ------    -------     ------
BALANCE, DECEMBER 31, 1995                               4,923     9,286        2,034        1,054     (9,809)     2,565

Net loss for the year [ii]                                  --        --           --           --     (8,300)    (8,300)
Stock options exercised during the year [iii]               11        74           --           --         --         74
Partnership I [iii]
   Issuance of warrants to Novopharm                        --        --           --        1,795         --      1,795
   Issuance of exchangeable shares to Novopharm             --        --        6,629           --         --      6,629
   Conversion of warrants to exchangeable shares            --        --        1,622       (1,622)        --         --
                                                         -----     -----       ------       ------    -------     ------
BALANCE, DECEMBER 31, 1996                               4,934     9,360       10,285        1,227    (18,109)     2,763

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

                                                                                                     ADDITIONAL
                                                                                        EXCHANGEABLE  PAID-IN
                                                                      COMMON SHARES        SHARES     CAPITAL    DEFICIT      TOTAL
                                                                       #         $           $           $          $           $
                                                                    -------   -------   ------------ ----------  --------    -------
                                                                    [000's]

BALANCE, DECEMBER 31, 1996 [CONT'D]                                  4,934     9,360       10,285       1,227    (18,109)     2,763

Net loss for the year [ii]                                              --        --           --          --    (51,160)   (51,160)
Stock options exercised during the year [iv]                            24       162           --          --         --        162
Warrants exercised during the year [iv]                                 70       405           --          --         --        405
Partnership I  [iv]
   Issuance of exchangeable shares to Novopharm                         --        --        7,336          --         --      7,336
   Issuance of warrants to Novopharm                                    --        --           --       2,162         --      2,162
   Conversion of warrants to exchangeable shares                        --        --        1,622      (1,622)        --         --
Partnership II - Issuance of exchangeable shares to Novopharm [iv]      --        --        2,039          --         --      2,039
Acquisition of GPI [iv]:
   Issuance of stock options                                            --        --           --       2,347         --      2,347
   Issuance of warrants                                                 --        --           --       2,473         --      2,473
   Transaction costs                                                    --    (1,092)          --          --         --     (1,092)
Common shares issued in exchange for assets [iv]                     2,014    34,236           --          --         --     34,236
                                                                    ------    ------       ------      ------    -------     ------
BALANCE DECEMBER 31, 1997                                            7,042    43,071       21,282       6,587    (69,269)     1,671

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

                                                                                                       ADDITIONAL
                                                                                         EXCHANGEABLE    PAID-IN
                                                                        COMMON SHARES       SHARES       CAPITAL   DEFICIT    TOTAL
                                                                          #        $          $             $         $         $
                                                                       -------  -------  ------------  ---------- --------  --------
                                                                       [000's]

BALANCE DECEMBER 31, 1997 [CONT'D]                                      7,042   43,071      21,282       6,587    (69,269)    1,671

Net loss for the year [ii]                                                 --       --          --          --    (13,843)  (13,843)
Stock options exercised during the year [v]                                 1        8          --          --         --         8
Warrants exercised during the year [v]                                      5       25          --          --         --        25
Partnership I [v]
   Issuance of exchangeable shares to Novopharm                            --       --       5,355          --         --     5,355
   Issuance of warrants to Novopharm                                       --       --          --       1,135         --     1,135
   Conversion of warrants to exchangeable shares                           --       --       1,622      (1,622)        --        --
Partnership II - Issuance of exchangeable shares to Novopharm [v]          --       --       8,231          --         --     8,231
Common shares issued on conversion of interest in Partnership I [v]     6,085   26,220     (26,220)         --         --        --
Common shares issued on conversion of advances [v]                        169    1,120          --          --         --     1,120
Warrants issued with respect to Partnership II [v]                         --       --          --         660         --       660
Transaction costs [v]                                                      --      (88)         --          --         --       (88)
Common shares issued on conversion of interest in  Partnership II [v]     494    5,858      (5,858)         --         --        --
                                                                       ------   ------     -------      ------    -------    ------
BALANCE, DECEMBER 31, 1998                                             13,796   76,214       4,412       6,760    (83,112)    4,274

Net loss for the year [ii]                                                 --       --          --          --     (9,030)   (9,030)
Partnership II - Issuance of exchangeable shares [vi]                      --       --      10,588          --         --    10,588
Common shares issued on conversion of interest in Partnerships [vi]     1,744   15,000     (15,000)         --         --        --
                                                                       ------   ------     -------      ------    -------    ------
BALANCE, DECEMBER 31, 1999                                             15,540   91,214          --       6,760    (92,142)    5,832

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

                                                                                                      ADDITIONAL
                                                                                        EXCHANGEABLE    PAID-IN
                                                                       COMMON SHARES       SHARES       CAPITAL  DEFICIT     TOTAL
                                                                         #        $          $             $        $          $
                                                                      -------  -------  ------------  ---------- -------    --------
                                                                      [000's]

BALANCE, DECEMBER 31, 1999 [CONT'D]                                   15,540    91,214        --         6,760    (92,142)    5,832

Net loss for the year                                                     --        --        --            --     (9,129)   (9,129)
Stock options exercised during the year [vii]                             50       384        --            --         --       384
Common shares issued for cash in private placement [vii]               2,149    10,252        --         2,788         --    13,040
                                                                      ------   -------   -------        ------   --------   -------
BALANCE, DECEMBER 31, 2000                                            17,739   101,850        --         9,548   (101,271)   10,127

Net loss for the year                                                     --        --        --            --    (10,140)  (10,140)
Stock options issued for cash in private placement [viii]              1,791     2,446        --         3,403         --     5,849
                                                                      ------   -------   -------        ------   --------   -------
BALANCE, DECEMBER 31, 2001                                            19,530   104,296        --        12,951   (111,411)    5,836

Net loss for the year                                                     --        --        --            --    (12,377)  (12,377)
Common shares issued for cash in private placement [ix]                7,143     3,462        --         6,429         --     9,891
                                                                      ------   -------   -------        ------   --------   -------
BALANCE, DECEMBER 31, 2002                                            26,673   107,758        --        19,380   (123,788)    3,350

Net loss for the year                                                     --        --        --            --    (12,663)  (12,663)
Common shares issued for cash in private
   placement [notes 11[a][i] and [x]]                                  1,111     1,160        --           751         --     1,911
Common shares issued for cash in private placement [note 11 [a][ii]]   1,402     1,613        --         1,044         --     2,657
                                                                      ------   -------   -------        ------   --------   -------
BALANCE, DECEMBER 31, 2003                                            29,186   110,531        --        21,175   (136,451)   (4,745)

Common shares issued on exercise of options                               20        42                      --         --        42
Net loss for the year                                                     --        --        --            --    (16,726)  (16,726)
                                                                      ------   -------   -------        ------   --------   -------
BALANCE, DECEMBER 31, 2004                                            29,206   110,573        --        21,175   (153,177)  (21,429)

VIVENTIA BIOTECH INC.

                          NOTES TO FINANCIAL STATEMENTS
[tabular amounts in thousands of Canadian dollars, except per share information]

December 31, 2004 and 2003

[i] Effective July 28, 1995, the Company completed a reorganization which included a reverse takeover of Hygeia. Prior to the reverse takeover, Hygeia had 1,363,665 common shares outstanding. Also effective July 28, 1995, the Company issued 2,172,630 common shares to Novopharm as a result of: a contribution of certain assets with a carrying value of $2,056,000. The Company also issued 585,463 common shares to settle a loan and the interest there on of $1,581,000, and $725,926 common shares for cash proceeds of $1,960,000. As a result of these transactions, Novopharm acquired control of the Company.

      As part of the Hygeia reverse takeover, the Company issued 75,000 common shares for performance by certain Hygeia directors and officers valued at approximately $7,000.

      For Canadian GAAP purposes, the acquisition of Hygeia, was accounted for in accordance with Emerging Issues Committee 10, Reverse Takeover Accounting and CICA Handbook Section 1580, "Business Combinations" ["CICA 1580"]. CICA 1580 requires the fair value of acquisitions that were purchased through the issuance of common shares be determined on the date of acquisition. For U.S. GAAP purposes, the acquisition of Hygeia was accounted for in accordance APB No. 16, "Business Combinations" ["APB 16"] and Emerging Issues Tasks Force ["EIFT"] 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination" ["EITF 99-12"]. Under APB 16 and EITF 99-12, the fair value of the share consideration is required to be determined on the date the terms of the acquisition are agreed to and announced which differed from the date of acquisition. The Company has determined that for purpose of the Hygeia acquisition, the fair value of the share consideration issued, for Canadian GAAP purposes, was consistent with the fair value determined for U.S. GAAP purposes due to the short period and limited trading activity between the announcement date and closing date.

[ii]  Research Partnerships

      During the period from July 28, 1995 to December 31, 1999, the Company performed its research and development activities through two partnerships with Novopharm. One partnership operated for the period from July 28, 1995 to July 31, 1998 ["Partnership I"] and the second partnership operated for the period from June 30, 1997 to December 31, 1999 ["Partnership II"], collectively the Partnerships. For Canadian GAAP purposes these Partnerships were accounted for in accordance with CICA 3040, "Long-term Investments". Based on the partnership and collaboration agreements, the Company's assets were initially contributed to the Partnerships and all the Company's research was carried out in the Partnership until December 31, 1999. Under Canadian GAAP, since the Partnerships losses were allocated to the Novopharm, the Company's financial statements did not reflect any research activities for the periods that the Partnerships existed. The Company's assets contributed initially were considered to be "Investment in Partnerships" and were carried at cost.

      For U.S. GAAP purposes, the Company determined the Partnerships to be Special Purpose Entities ("SPE") as the Partnerships were created to accomplish a narrow and well-defined objective. Furthermore, it was always contemplated through the partnership agreements that: the Partnerships would have a limited duration; the Company would ultimately retain the intellectual property being developed by the Partnerships; and that Novopharm's partnership interest would be converted into Company shares. Accordingly, for U.S. GAAP purposes, the Company accounted for the Partnerships in accordance with EITF D-14, "Transactions involving Special-Purpose Entities" ["EITF D-14"]. EITF D-14 requires the party which ultimately retains virtually all of the substantive risks and rewards of the assets or the debt of the SPE account for the SPE using the consolidation method of accounting for investment. Accordingly, the Company has consolidated for U.S. GAAP purposes, the Partnerships' financial results for the period from July 28, 1995 to December 31, 1999 in accordance with EITF D-14.

      During the year Novopharm provided funding of $3,088,000 to Partnership I, which resulted in exchangeable shares valued at $2,034,000 and warrants valued at $1,054,000.

      Under U.S. GAAP Concepts Statement 6 ["Concept No. 6"], it was determined that Novopharm was effectively receiving exchangeable shares for funding up to $6,000,000 per annum and warrants for any excess funding up to $4,000,000 per annum. The exercise price for the exchangeable shares and warrants was $2.70 per share. The fair value of each warrant issued was determined to be $1.40 using the Black-Scholes model with the following assumptions:

Expected volatility                                    71%
Risk-free interest rate                               6.1%
Expected option life                                3 years
Dividend yield                                         nil

      As the minimum funding received by the Company through the Partnerships was effectively equivalent to the receipt of equity and warrants, the funds were allocated to exchangeable shares and warrants on a pro-rata basis based on their relative fair values. On an annual basis, funding in excess of the minimum was considered to be an exercise of warrants into exchangeable shares based on the relationship of the excess funding over the $6,000,000 minimum to the maximum excess of $4,000,000.

[iii] During the year ended December 31, 1996, the Company issued 10,682 common shares pursuant the exercise of stock options for cash proceeds of approximately $74,000.

      During the year Novopharm provided funding of $8,424,000 to Partnership I, which resulted in exchangeable shares valued at $6,629,000 and warrants valued at $1,795,000. Based on the level of funding in excess of the minimum annual commitment, $1,622,000 of warrants have been deemed to be exercised and converted into exchangeable shares.

      Consistent with the treatment of exchangeable shares and warrants for funding received during the period ended December 31, 1995, the funding received during the year ended December 31, 1996 was accounted for in accordance with Concept No. 6 using the following assumptions:

Expected volatility                                  71%
Risk-free interest rate                             6.1%
Expected option life                             3 years
Dividend yield                                       nil

[iv] During the year ended December 31, 1997, the Company issued 24,100 common shares pursuant to the exercise of stock options for cash proceeds of approximately $162,000, and 70,200 common shares pursuant to the exercise of warrants for cash proceeds of approximately $405,000.

      During the year Novopharm provided funding of $9,498,000 to Partnership I, which resulted in exchangeable shares valued at $7,336,000 and warrants valued at $2,162,000. Based on the level of funding in excess of the minimum annual commitment, $1,622,000 of warrants have been deemed to be exercised and converted into exchangeable shares. In addition, Novopharm contributed $2,039,000 to Partnership II which resulted in exchangeable shares valued at $2,039,000.

      The exchangeable shares and warrants were accounted for in accordance with Concept No. 6 using the following assumptions:

Expected volatility                                   71%
Risk-free interest rate                              6.1%
Expected option life                              3 years
Dividend yield                                        nil

      Acquisition of Genesys Pharm Inc.

      Effective August 25, 1997, the Company completed an amalgamation with GPI. Pursuant to the terms of the amalgamation, the Company issued 2,013,899 common shares to the shareholders of GPI. The transaction was treated as an acquisition of GPI. Transaction costs of approximately $1,092,000 relating to the amalgamation were incurred during the year.

      For Canadian GAAP purposes, the acquisition of GPI was accounted for in accordance with CICA 1580 which required the fair value of acquisitions that were purchased through the issuance of common shares be determined on the date of acquisition using an average share price before and after the date of acquisition. For U.S. GAAP purposes, the acquisition of GPI was accounted for in accordance with APB 16 and EITF 99-12. Under APB 16 and EITF 99-12, the fair value of the share consideration is required to be determined on the date of announcement which differed from the date of acquisition. For Canadian GAAP purposes, the Company determined the fair value of the share consideration to be approximately $22,959,000 based on an acquisition date of August 25, 1997. For U.S. GAAP purposes, the Company determined the fair value of the share consideration to be approximately $34,236,000 based on an announcement date of April 15, 1997. The difference between the fair value calculated for U.S. GAAP purposes and Canadian GAAP of $11,277,000 was allocated to acquired research and development technology. This resulted in an immediate write off to income under U.S. GAAP of $34,236,000 less tangible assets acquired of $814,000 for total acquired research and development technology of $33,422,000.

      In addition, the Company assumed GPI's outstanding stock options and warrants of 136,043 and 160,524, respectively and exchanged them for 217,669 and 256,839 of the Company's stock options and warrants, respectively, in connection with this acquisition. For U.S. GAAP purposes, in accordance with APB 16 and FAS 123 such financial instruments must be accounted for at fair value. The Company estimated the fair value of these financial instruments using the Black-Scholes option pricing model. The fair values of these items were taken into consideration for the purpose of determining the purchase price of GPI. The amount of $2,347,000 and $2,473,000 for options and warrants, respectively, was charged to additional paid-in capital with a corresponding adjustment to acquired research and development. The fair value of these options and warrants were determined using the following assumptions:

Expected volatility                                       55 %
Risk-free interest rate                                   4.5%
Expected option life                                    1 year
Dividend yield                                             nil

[v] During the year ended December 31, 1998, the Company issued 1,200 common shares pursuant to the exercise of stock options for cash proceeds of approximately $8,000, and 4,900 common shares pursuant to the exercise of warrants for cash proceeds of $25,000.

      During the year Novopharm provided funding of $6,490,000 to Partnership I, which resulted in exchangeable shares valued at $5,355,000 and warrants valued at $1,135,000. Based on the level of funding in excess of the minimum commitment, $1,622,000 of warrants have been deemed to be exercised and converted into exchangeable shares.

      For U.S. GAAP purposes, pursuant to the wind-up and conversion of Partnership I and the agreement to increase the conversion price further described below, on July 31, 1998, 6,084,653 common shares fair valued at $26,220,000 were issued to Novopharm in exchange for their exchangeable shares.

      During 1998, Novopharm provided funding to Partnership II of $3,819,000 to July 31, 1998 and $4,412,000 during the balance of the year, which resulted in exchangeable shares valued at $8,231,000. Pursuant to the terms of the initial funding agreement for Partnership II as described below. Novopharm effectively converted their exchangeable shares received based on the funding to July 31, 1998 into 494,455 common shares of the Company valued at approximately $5,858,000.

      For Canadian GAAP purpose, the issuance of common shares of 6,084,653 and 494,455 related to the wind-up and conversion of Partnership I and partial conversion of Partnership II was valued at approximately $3,918,000 and 420,000, respectively.

      The Company issued 169,117 common shares at the then market price of $6.60 per common share, in settlement of advances from Novopharm in the amount of approximately $1,120,000. Additional transaction costs of approximately $88,000 were incurred during the year relating to the acquisition of GPI which occurred in the prior year.

      In consideration for the agreement by Novopharm to provide funding to Partnership I described in [ii] above, to a minimum annual contribution of $6,000,000 for a period of three years, Novopharm was effectively entitled to convert their partnership contributions into common shares of the Company at the price of $2.70 per share, to a maximum of $10,000,000 per annum.

      In 1998, Novopharm agreed to change the conversion right from $2.70 to $4.90 per common shares. For agreeing to this change Novopharm was granted 800,000 warrants exercisable until July 24, 2003 into common shares of the Company, if the Company filed a new drugs submission with the United States Food and Drug Administration or Health Canada within five years. For purpose of U.S. GAAP, the fair value of the 800,000 warrants exercisable until July 24, 2003 were ascribed a nominal fair value given the high degree of risk of the conditions required for their exercise being met.

      Novopharm was also committed to fund Partnership II. For the period from June 30, 1997 to July 31, 1998 Novopharm committed $4,500,000 for which Novopharm was effectively entitled to convert their Partnership II contributions into exchangeable shares at the market value at the time of funding. These exchangeable shares could be converted into a maximum of 494,455 common shares. For the period from August 1, 1998 to December 31, 1999, Novopharm committed to fund Partnership II with a minimum capital contribution of $15,000,000. Novopharm was effectively entitled to convert its contributions to Partnership II, into common shares of the Company at the price of $8.60 per share. In addition, as part of this funding arrangement, the Company issued 1,200,000 warrants, exercisable at $12.00 per share, expiring on December 31, 1999. For U.S. GAAP purposes, in accordance with Concept No. 6, these warrants were fair valued at approximately $660,000 using the following assumptions:

Expected volatility                                          55 %
Risk-free interest rate                                      4.5%
Expected option life                                       1 year
Dividend yield                                                nil

[vi] During the year ended December 31, 1999, Novopharm contributed $10,588,000 to Partnership II in exchange for exchangeable shares of the Company. On December 31, 1999, the Company issued 1,744,186 common shares pursuant to the wind-up of Partnership II and the conversion of Novopharm's exchangeable shares relating to their contribution to partnership II from August 31, 1998 to December 31, 1999. The common shares issued to Novopharm in exchange for the exchangeable shares were valued under US GAAP as described in note 20[3][v] at $15,000,000.

[vii] On April 17, 2000, the Company arranged an equity private placement with Dan Family Holdings Ltd. ["DFH"] for 684,932 units at an issue price of $7.30 per unit. Each unit consisted of one common share and one-half common share purchase warrant. On October 12, 2000, the Company arranged an equity private placement with DFH and Mr. Leslie Dan for 1,250,000 and 214,286 units respectively at an issue price of $5.60 per unit. Each unit consisted of one common share of the Company and one-half common share purchase warrant. As a result of these private placements 2,149,217 common shares and 1,074,608 common share purchase warrants were issued for cash proceeds of $13,040,338 net of costs of $159,662. With respect to the common share purchase warrants, 342,466 were exercisable until April 17, 2001 at $7.30 and until April 17, 2002 at $15.00 and 732,142 common share purchase warrants were exercisable until October 12, 2003 at $5.60 per share.

      In accordance with FAS 123, the fair value of these warrants of $2,788,000 was determined using the Black-Scholes pricing model with the following assumptions:

                                          APRIL 17,    OCTOBER 12,
                                             2000         2000
                                          ---------    -----------
Expected volatility                           106%           91%
Risk-free interest rate                       6.4%          5.9%
Expected option life                       2 years       3 years

      Dividend yield for each placement was nil.

      During the year ended December 31, 2000, the Company issued 50,049 common shares pursuant to the exercise of stock options for cash proceeds of approximately $384,000.

      During the year ended December 31, 2004, the Company issued 19,650 common shares pursuant to the exercise of stock options for cash proceeds of approximately $42,000.

[viii] On August 24, 2001, the Company completed a private equity placement with DFH for $6,000,000 net of issuance costs of $151,233 [net $5,848,767].
       Under the terms of the transaction, DFH purchased 1,791,045 units issued by the Company at a price of $3.35 per unit. The unit price is based on the closing price of the Company's common shares on the Toronto Stock Exchange on July 25, 2001. Each unit is comprised of one common share of the Company and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $3.35 per share until August 24, 2006.

      In accordance with FAS 123, the fair value of these warrants of $3,403,000 (approximately $1.90 per warrant) was determined using the Black-Scholes pricing model with the following assumptions:

Expected volatility                                                     81%
Risk-free interest rate                                                4.6%
Expected option life                                                5 years
Dividend yield                                                          nil

[ix] On December 17, 2002, the Company completed a private equity placement with Leslie Dan and 1533686 Ontario Limited, a company related to Leslie Dan, for $10,000,000, net of issuance costs of $109,147 [net $9,890,853].
      Under the terms of the transaction, the Company issued 7,142,857 units at a price of $1.40 per unit. The unit price is based on the closing price of the Company's common shares on the Toronto Stock Exchange on December 17, 2002. Each unit is comprised of one common share of the Company and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $1.40 per share until December 17, 2007.

      In accordance with FAS 123, the fair value of these warrants of $6,429,000 (approximately $0.90 per warrant) was determined using the Black-Scholes pricing model with the following assumptions:

Expected volatility                                                   80%
Risk-free interest rate                                              3.0%
Expected option life                                              5 years
Dividend yield                                                        nil

[x] In accordance with FAS 123, the fair value of these warrants issued in connection with the February 10, 2003 private placement [note 11[a][i]], was estimated to be $1,111,000 (approximately $1.00 per warrant) using the Black-Scholes pricing model with the following assumptions:

Expected volatility                                                   80%
Risk-free interest rate                                              2.9%
Expected option life                                              5 years
Dividend yield                                                        nil

[f]   Additional balance sheet information

      Accounts payable and accrued liabilities consisted primarily of the following:

                                                        2004               2003
                                                          $                 $
                                                       -----              -----
Trade payables                                         1,780                601
Accrued interest                                         171                  4
Accrued professional fees                                 61                 59
Accrued wages and bonuses                                773                515
Accrued financing costs                                   72              -----
Accrued clinical costs                                    77                131
Accrued financial reporting costs                        120                120
Other accrued liabilities [i]                             83                276
                                                       -----              -----
                                                       3,137              1,706
                                                       =====              =====

      [i]   Other accrued liabilities primarily consisted of operating costs.

            In accordance with Canadian GAAP, the Company's cash and cash equivalents and short-term investments are carried at the lower of cost or market based on quoted market prices. Under U.S. GAAP, these investments would have been classified as held-to-maturity and would be recorded at amortized cost. There is no significant difference between cost under Canadian GAAP and amortized cost under U.S. GAAP. Accrued interest is included in the short-term investments balance, which approximates fair value.

[g]   Recent accounting developments

      In December 2002, FASB issued FAS No. 123(R) "Share-Based Payment " ["FAS 123(R)"]. FAS 123(R) amends certain provisions of FAS 123 to with respect to the method of accounting for stock options. Specifically FAS 123(R) eliminates the option to apply the intrinsic method of accounting for stock options with pro forma disclosure for each reported period for stock options given to employee. FAS 123(R) requires companies to fair value all stock option grants and the amortization of the fair value must be included in the determination of a company's financial results. FAS 123(R) is effective for the first interim or annual period beginning after June 15, 2005. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123(R), and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

      In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ["SFAS 153"]. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. Accordingly, the Company is required to adopt SFAS No. 153 beginning January 1, 2006. The Company does not expect SFAS 152 to have a material impact on the Company's financial position or results of operations.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


                                       VIVENTIA BIOTECH INC.


                                       By: /s/ Dr. Nick Glover
                                           -------------------------------------
                                           Dr. Nick Glover
Date: June 10, 2005                        President and Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT                            DESCRIPTION

1.1         Articles of continuance dated July 9, 1998.

1.2         Articles of amendment dated September 11, 2000.

1.3         Articles of amendment dated May 10, 2004.

1.4         By-law No. 1 and By-law No. 2.

2.1         1996 Stock Option Plan.

2.2         2001 Stock Option Plan.

3.1* Convertible Secured Debenture in the amount of $12,584,142.47 issued by Viventia Biotech Inc. in connection with the private placement to Leslie Dan dated November 3, 2004.

3.2* Convertible Secured Debenture in the amount of $5,000,000 issued by Viventia Biotech Inc. in connection with the private placement to ADH Investments (1999) Inc. dated November 3, 2004.

3.3* Convertible Secured Debenture in the amount of $5,562,568.49 issued by Viventia Biotech Inc. in connection with the private placement to ADH Investments (1999) Inc. dated November 3, 2004.

3.4 Warrant Certificate granted by Viventia Biotech Inc. in connection with the private placement to Leslie Dan dated November 3, 2004.

3.5 Warrant Certificate granted by Viventia Biotech Inc. in connection with the private placement to ADH Investments (1999) Inc. dated November 3, 2004.

3.6 Payment and Security Share Agreement between Leslie Dan, ADH Investments (1999) Inc. and Viventia Biotech Inc., dated November 3, 2004.

3.7 Employment Agreement between Dr. Nick Glover and Viventia Biotech Inc. dated January 7, 2004.

3.8 Employment Agreement between Mr. Michael Byrne and Viventia Biotech Inc. dated October 14, 2004.

3.9 Employment Agreement between Mr. Michael Cross and Viventia Biotech Inc. dated December 13, 2004.

3.10 Employment Agreement between Dr. Glen MacDonald and Viventia Biotech Inc. dated October 12, 2004.

3.11 Employment Agreement between Mr. Dimitri Fitsialos and Viventia Biotech Inc. dated November 17, 2004.

3.12* Exclusive License Agreement between Biovation Limited and Viventia Biotech Inc., dated March 8, 2004.

3.13* Exclusive License Option Agreement between the Trustees of Columbia University in the City of New York and Viventia Biotech Inc., dated June 23, 2003.

3.14* Amendment Number 1 to the Exclusive License Agreement between the Trustees of Columbia University in the City of New York and Viventia Biotech Inc., dated December 19, 2003.

3.15* License Agreement between McGill University and Novopharm Limited, dated April 28, 1994.

3.16* License Agreement between Tanox, Inc. and Viventia Biotech Inc., dated August 20, 2002.

3.17* License Agreement between University of Zurich and Viventia Biotech Inc., dated January 9, 2003.

3.18* Non-exclusive License Agreement between XOMA Ireland Limited and Viventia Biotech Inc., dated November 30, 2001.

3.19 Property Lease between Almad Investments Limited and Viventia Biotech Inc., dated January 26, 2004.

3.20 Net Office Lease between Fana Burnhamthorpe Corp. and Viventia Biotech Inc., dated November 20, 2000.

3.21* Subscription Agreement, dated September 3, 2003, between Teva Pharma B.V. and Viventia Biotech Inc.

3.22        Demand Promissory Note, dated February 17, 2005, in favor of Mr.
            Leslie Dan.

3.23        Demand Promissory Note, dated March 1, 2005, in favor of Mr. Leslie
            Dan.

3.24 Demand Promissory Note, dated March 23, 2005, in favor of Clairmark Investments, an entity owned by Mr. Leslie Dan.

3.25 Demand Promissory Note, dated April 28, 2005, in favor of Clairmark Investments, an entity owned by Mr. Leslie Dan.

3.26        Demand Promissory Note, dated May 12, 2005, in favor of Mr. Leslie
            Dan.

3.27 Demand Promissory Note, dated May 12, 2005, in favor of Clairmark Investments, an entity owned by Mr. Leslie Dan.

14.1        Consent of Ernst & Young LLP.

----------
* Confidential Treatment Requested.